

GRAPHEX

2024
ANNUAL REPORT

Graphex Group Limited
烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)
Stock Code: 6128   NYSE American: GRFX

CONTENTS

FINANCIAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS

Results	For the year ended 31 December		
	2024	2023	Change
	HK$'000	HK$'000	
Revenue	187,850	291,929	(36)%
Graphene products	117,951	194,929	(39)%
Landscape architecture	69,899	97,000	(28)%
Catering	–	–	–
Adjusted segment EBITDA*	20,109	33,240	(40)%
Graphene products	17,734	38,319	(54)%
Landscape architecture	2,375	(6,787)	135%
Catering	–	1,708	(100)%
Loss before tax	(119,168)	(114,281)	4%
Loss attributable to owners of the parent	(111,435)	(113,168)	(2)%
	HK cents	HK cents	
Basic loss per share attributable to ordinary equity holders of the parent	(11.5)	(14.8)	(22)%

*   Non-IFRS Measure

Results	At 31 December		
	2024	2023	Change
	HK$'000	HK$'000	
Total assets	809,348	847,343	(4)%
Net assets	280,360	369,638	(24)%
Shareholder's equity	280,359	369,687	(24)%
Cash and bank balances	15,547	27,190	(43)%
Debt (including lease liabilities)	235,980	233,165	1%

To supplement our consolidated financial statements which are presented in accordance with International Financial Reporting Standards ("IFRSs"), adjusted segment EBITDA is used as an additional financial measure throughout this annual report. The financial measure is presented because it is used by management to evaluate operating performance. The Company believes that non-IFRS measure may provide useful information to help investors and others understand and evaluate the Company's consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of our peer companies. However, non-IFRS financial measure does not have a standardised meaning prescribed by IFRSs and therefore may not be comparable to similar measures presented by other companies.

Adjusted segment EBITDA used herein is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment losses of other intangible assets and property, plant and equipment, share of results of associates and joint ventures and impairment/(reversal of impairment) on financial and contract assets, loss on promissory note derecognised and other corporate expenses.

Please refer to note 4 to the consolidated financial statements in this annual report for reconciliation of loss before tax, an IFRS measure, to adjusted segment EBITDA.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors

Mr. Lau Hing Tat Patrick Mr.
Chan Yick Yan Andross Mr.
Qiu Bin

Non-executive Director

Mr. Ma Lida

Independent non-executive Directors

Ms. Tam Ip Fong Sin
Mr. Wang Yuncai
Mr. Liu Kwong Sang
Mr. Tang Zhaodong

COMPANY SECRETARY

Mr. Kwok Ka Hei

REGISTERED OFFICE

Windward 3
Regatta Office Park
P.O. Box 1350
Grand Cayman KY1-1108
Cayman Islands

HEADQUARTER, HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN HONG KONG

11/F COFCO Tower
262 Gloucester Road
Causeway Bay
Hong Kong

AUDIT COMMITTEE

Mr. Liu Kwong Sang *(Chairman)*
Ms. Tam Ip Fong Sin
Mr. Wang Yuncai

REMUNERATION COMMITTEE

Ms. Tam Ip Fong Sin *(Chairlady)*
Mr. Wang Yuncai

NOMINATION COMMITTEE

Ms. Tam Ip Fong Sin *(Chairlady)*
Mr. Wang Yuncai

CORPORATE WEBSITE

www.graphexgroup.com

AUTHORISED REPRESENTATIVES

Mr. Kwok Ka Hei
Mr. Chan Yick Yan Andross

ALTERNATES TO AUTHORISED REPRESENTATIVES

Mr. Lau Hing Tat Patrick

PRINCIPAL BANKERS

Bank of China (Hong Kong)
Bank of Communication
The Bank of East Asia
The Hongkong and Shanghai Banking

PRINCIPAL SHARE REGISTRAR OFFICE

Ocorian Trust (Cayman) Limited
Windward 3
Regatta Office Park
P.O. Box 1350
Grand Cayman KY1-1108
Cayman Islands

HONG KONG SHARE REGISTRAR

Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

ADR DEPOSITARY

Bank of New York Mellon

INVESTOR RELATIONS

Email: investrel@graphexgroup.com

LEGAL ADVISER AS TO HONG KONG

Tso Au Yim & Yeung

AUDITOR

Crowe (HK) CPA Limited

CHAIRMAN'S STATEMENT

CHAIRMAN'S STATEMENT

Lau Hing Tat Patrick, JP

Chairman

Dear Shareholders,

On behalf of the Board of Graphex Group Limited, I am pleased to present the 2024 annual report of the Group.

The year 2024 was marked by both adversity and opportunity, and I wish to acknowledge the unprecedented challenges faced by our industry and the global economy. Geopolitical tensions, inflationary pressures, and a fragile macroeconomic environment created significant obstacles. These factors impacted our expansion plans, delayed project timelines, and necessitated strategic recalibrations to ensure sustainability. Nonetheless, I believe these challenges also offer opportunities for differentiation and long-term growth.

Our expansion initiatives in China encountered unforeseen obstacles due to logistical and bureaucratic issues, prompting us to postpone the implementation timelines for new anode material production facilities to maintain quality and align with market realities. Furthermore, in light of export restrictions on graphite and graphene products to the US, our involvement in the US battery material supply chain will be invaluable.

While 2025 will undoubtedly present its own trials, I remain optimistic about our long-term trajectory. Leading economies are showing early signs of recovery, with inflation cooling and central banks indicating potential rate cuts. Government incentives for renewable energy, electric vehicles, drones, and robots will unlock new revenue streams.

Thus, 2025 will be a year focused on resilience, adaptation, and preparation. Despite inevitable short-term challenges, our strong foundation – built on innovation, agility, and a customer-centric approach – positions us to thrive in the years ahead. I extend my sincere gratitude for your unwavering support and look forward to sharing our progress and celebrating milestones together.

Yours Sincerely,

Lau Hing Tat Patrick, *JP*
Chairman

Hong Kong, 28 March 2025

MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Graphene Products Business

In 2024, the revenue contributed by the Graphene Products Segment for the year ended 31 December 2024 recorded a year-to-year decline of 39% to approximately HK$118.0 million, representing 63% of the total revenue of the Group. The decline in revenue is due to drop of price caused by keen competition. The adjusted EBITDA of Graphene Products Segment is down 54% to approximately HK$17.7 million compared to that of 2023. For the year ended 31 December 2024, the total output of spherical graphite was approximately 10,000 metric tons. All of the spherical graphite is produced and sold in China in 2024.

Geopolitical tensions and government policies concerning critical minerals have significantly impacted the Group's global expansion strategy. Consequently, the Group will continue to adopt a cautious approach to increasing the production capacity of our graphene products. Recently, three new patents belonging to the Group have been published, and one new patent application has been submitted. These patents pertain to innovative processing technologies and the manufacturing of silicon-carbon anode materials. The Group is firmly convinced that investing in technology and research is essential for maintaining its position within the battery supply chain.



Chan Yick Yan Andross
Chief Executive Offcer

Landscape Architecture Design Business

For the year ended 31 December 2024, the Landscape Architecture segment contributed revenue of approximately HK$69.9 million, representing approximately 37% of the Group's total revenue. The segment revenue decreased by HK$27.1 million from approximately HK$97.0 million, representing a 28% drop. The gross profit margin of the Landscape Architecture business increased by approximately 15 percentage points to about 58% for the year ended 31 December 2024, as compared with that of 43% for the year ended 31 December 2023.

The reduction in revenue was mainly due to slowdown in real estate development market in China. Despite challenging market conditions in 2024, impact on our Landscape Architecture segment was relatively less rigorous compared to the industry as a whole. We have continued to exercise tight cost control on our landscape architecture design business while maintaining the quality of our production.

The Group has strived to ensure the provision of quality landscape architecture services and sustain our market leadership in the industry.

The number of new contracts and contract sum entered by the Group during 2022 to 2024 are set out as follows:

Year ended 31 December	No. of new contracts	Contract sum
		(HK$'million)
2024	89	67.8
2023	89	67.6
2022	121	113.9

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Revenue

The Graphene segment contributed revenue of approximately HK$118.0 million to the Group, representing a decrease of approximately 39%, compared with HK$194.9 million for the year ended 31 December 2023. The Group's total revenue decreased to approximately HK$187.9 million, compared with HK$291.9 million for the year ended 31 December 2023, representing year-on-year decrease of approximately 36%.

Cost of sales

Cost of sales decreased to approximately HK$119.5 million for the year ended 31 December 2024, representing a decrease of approximately 39%, as compared with that of approximately HK$195.1 million for the year ended 31 December 2023. Cost of sales mainly represented staff cost in respect of the landscape architecture business and cost of inventories in respect of the Graphene business. The decrease was generally in line with the decrease in revenue.

Gross profit and gross profit margin

Gross profit decreased to approximately HK$68.3 million for the year ended 31 December 2024, representing a decrease of approximately 29%, as compared with that of approximately HK$96.8 million for the year ended 31 December 2023.

Gross profit margin increased by approximately 3 percentage points to approximately 36% for the year ended 31 December 2024, as compared with that of approximately 33% for the year ended 31 December 2023. The overall increase in gross profit margin was due to the increase of gross profit margin in landscape architecture segment during the reporting year.

Selling, marketing and administrative expenses

Selling, marketing and administrative expenses decreased to approximately HK$136.2 million for the year ended 31 December 2024, representing a decrease of approximately 8%, as compared with that of approximately HK$148.5 million for the same period in 2023. The decrease was mainly due to (i) the decrease in selling and marketing expenses which is in line with the decrease in revenue; (ii) the decrease in rental expense as an one-off expense relating to short-term leases was paid in 2023 while there is no such expense in 2024; (iii) the decrease in share-based payment expenses including share awards to directors, employees and consultants; and (iv) the decrease in depreciation of property, plant and equipment as certain fixed asset were impaired in 2024.

Impairment loss on financial and contract assets

It mainly represented impairment loss of trade and bills receivables, contract assets, and other receivables. Such impairment loss increased to approximately HK$27.7 million for the year ended 31 December 2024, representing an increase of approximately 24%, as compared with that of approximately HK$22.3 million for the same period in 2023. The impairment mainly reflected the Group's credit loss under the less favourable market and economic environment which negatively affected the Group's collectability on financial and contract assets.

During the period after 31 December 2024 and up to 26 March 2025, the subsequent settlements received from the customers are analyzed as follows:

	At 31 December 2024	Subsequent settlements received up to 26 March 2025	
	HK$'000	HK$'000	%
Contract assets, net	17,115	5,524	32%
Trade and bills receivables, net of provisions for impairments			
Within 6 months	71,681	19,092	27%
Over 6 months but within 1 year	41,076	23,844	58%
Over 1 year but within 2 years	69,304	72,984	105%
Over 2 years but within 3 years	–	763	N/A
Over 3 years	–	33	N/A
	182,061	116,716	64%
	199,176	122,240	61%

For the long outstanding balances, the Company has taken a series of actions from time to time including suspension of the project, issuing of demand notes by legal counsel, and lodge of legal proceedings.

Impairment test of Graphene Business

The Group engaged International Valuation Limited ("IVL") (2023: STEAM Valuation Advisory Limited ("STEAM")), an independent firm of qualified valuers not related to the Group and with qualifications and experiences in valuing similar assets, to determine the recoverable amount of CGU of the Graphene Business to which goodwill of HK$101,939,000 (2023: HK$101,939,000), other intangible assets of HK$408,181,000 (2023: HK$460,623,000), property, plant and equipment of HK$8,939,000 (2023: HK$9,990,000) and right-of-use assets of HK$11,020,000 (2023: HK$12,468,000) (note 13) are allocated, as at 31 December 2024 and 2023.

With reference to the assessment by IVL (2023: STEAM), the recoverable amount of the CGU of the Graphene Business at 31 December 2024 is estimated at approximately HK$655,184,000 (2023: HK$787,327,000). As the recoverable amount of the CGU of the Graphene Business exceeded its carrying amount, with headroom of approximately HK$17.2 million (2023: HK$86.4 million), no impairment was required for the years ended 31 December 2024 and 2023.

The directors of the Company believe that any reasonably possible change in any of these assumptions would not cause the aggregate carrying amount of the assets of the Group of the CGU to exceed the recoverable amount of the assets of the Group of the CGU which cause an impairment loss.

Please also refer to the Prospects section of this annual report for the future development of the Graphene Products Segment.

Further details were set out in note 14 to the consolidated financial statements in this annual report.

MANAGEMENT DISCUSSION AND ANALYSIS

Net loss

As a result of the foregoing, the loss attributable to owners of the parent was approximately HK$111.4 million for the year ended 31 December 2024, as compared with loss attributable to owners of the parent of approximately HK$113.2 million for the year ended 31 December 2023.

Liquidity, financial resources and gearing

The Group's objectives for capital management are to safeguard the Group's ability to continue as a going concern in order to maintain an optimal capital structure and reduce the cost of capital, while maximising the return to shareholders through improving the debt and equity balance.

	As at 31 December 2024 HK$'000	As at 31 December 2023 HK$'000
Current assets	262,397	246,499
Current liabilities	367,013	320,168
Current ratio	0.71x	0.77x

The current ratio of the Group at 31 December 2024 was approximately 0.71 times as compared to that of approximately 0.77 times at 31 December 2023.

At 31 December 2024, the Group had a total cash and bank balances of approximately HK$15.5 million (31 December 2023: HK$27.2 million). The cash and bank balances were mainly held in HK$ and RMB.

At 31 December 2024, the Group's gearing ratio was approximately 84.2% (represented by total interest-bearing other borrowings, lease liabilities, convertible notes and promissory note at the end of the period divided by total equity at the end of the respective period multiplied by 100%) (31 December 2023: 63.1%).

At 31 December 2024, the capital structure of the Company mainly comprised issued ordinary shares, preference shares and debt securities. As of 31 December 2024, the Company had outstanding issued bonds of approximately HK$113.8 million, issued promissory notes of approximately HK$61.7 million, convertible notes of HK$3.8 million and 1,173,806,762 ordinary shares and 323,657,534 preference shares in issue.

Contingent liabilities

The Group had no significant contingent liabilities as at 31 December 2024.

Pledge of assets

On 19 January 2021, the entire issued capital of Think High Global Limited, an indirect wholly-owned subsidiary of the Company established under the laws of the British Virgin Islands, which directly holds 100% of the equity interest of the graphene products business was charged in favour of Lexinter International Inc., a corporation incorporated under the laws of the Province of Ontario which is wholly owned by Jeffrey Abramovitz, an individual carrying Canadian nationality, who shall subscribe the convertible notes and warrants issued by the Company in the aggregate principal amount of US$15,000,000 pursuant to the subscription agreement and supplemental agreement entered into on 19 January 2021 and 24 May 2021 respectively.

More details of the pledge were set out in the announcements of the Company dated 19 January 2021 and 24 May 2021, and circular of the Company dated 30 June 2021.

Capital commitments

(i) At 31 December 2024 and 2023, the Group had the following capital commitments at the end of the reporting period:

	2024 HK$'000	2023 HK$'000
Contracted, but not provided for:		
Acquisition of property, plant and equipment	5,637	5,220

(ii) On 20 September 2022, the Company entered into a cooperation agreement with the Jixi Mashan Government relating to the cooperation in connection with the Company's intended strategic investment for setting up graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park with an intended annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials to promote the rapid development of the regional graphite new material industry. The Company intends to carry out this project in two phases, with the first phase of this project for the setting up graphite deep processing and production facilities with an annual output capacity of 20,000 metric tons of high-purity spherical graphite and the second phase of this project for the setting up graphite deep processing and production facilities with an annual output capacity of 10,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials. It is estimated that the Company's total investment in the first phase of this project will be not less than RMB200 million. The Company intends to fund the first phase of this project by the Group's internal resources and/or bank borrowings and/or future fund-raising exercise. At the reporting period end, no contract for the construction of the plant and/or the equipment for this project was entered into.

MANAGEMENT DISCUSSION AND ANALYSIS

(iii)   On 19 July 2023, the Company entered into the Cooperation Agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the "Graphite Anode Material Project" ("Phase 1 Project") in Laixi City Nanshu Town New Material Industrial Park which is situated in Nanshu Town, Laixi City, Shandong Province, the PRC. Subject to obtaining all approval from the PRC government, the Company will set up the factory plants for the manufacturing of lithium-ion battery anode materials in the Park. The Company can apply for the relevant policy subsidies of "Several Preferential Measures for Investment Promotion in Laixi City (Trial)" (Xifa [2023] No. 1) after meeting the relevant requirements. It is estimated that the Company's total investment will be around RMB1,000 million. The Company intends to fund the Phase 1 Project by the Group's internal resources and/or bank borrowings and/or future fundraising exercise. The Company obtained the energy permit for Phase 1 Project in August 2024 and is pending for the approval of the environmental permit. The Company was informed by the local power supply authorities that the current power supply was not sufficient for the factory use of Phase 1 Project. The Company has consulted a local power engineering company regarding this issue and is negotiating with the landlord and Nanshu Town Government about possible remedies. In light of this situation, Phase 1 Project implementation will be delayed.

On 10 January 2024, Graphex Shangdong, an indirectly wholly-owned subsidiary of the Group, as the tenant, and an independent third party, the landlord, entered into a lease agreement in respect of the factory buildings located in Laixi City, Shandong Province, PRC for an aggregate term of 10 years made up of an initial term of 5 years and a subsequent term of 5 years which shall be extended automatically after expiry of the initial term. The undiscounted total rentals payable under the lease agreement for the full lease term of 10 years is RMB58,872,000 (equivalent as stipulated in the lease agreement to approximately HK$65,936,000). Due to the delay implementation of Phase 1 for reasons mentioned above, the factory buildings as stipulated in the lease agreement have not been handed over to Graphex Shangdong up to the date of approval of these consolidated financial statements, and the landlord has agreed that Graphex Shangdong lease agreement will not be commenced until the landlord has provided Graphex Shangdong with the legal proof of its right to lease the factory buildings. The right-of-use assets and the lease liabilities have not yet recognised at 31 December 2024.

(iv)   During the year and at the reporting period end pursuant to the above Cooperation Agreement, the Company and the Nanshu Town Government have intention of jointly working in the construction of the Phase 2 of graphite deep processing project located in the graphite industry cluster area of Nanshu Town (the "Phase 2 Project"). The estimated investment amount of the Phase 2 Project is RMB2 billion and the Phase 2 Project is mainly engaged in the production and processing of lithium battery anode materials. Upon to the date of approval of financial statements, no formal agreement or lease agreement has been made for Phase 2 Project.

Foreign exchange exposure

The Group mainly operates and invests in Hong Kong and the PRC but most of the transactions are denominated and settled in HK$ and RMB. No significant foreign currency risk has been identified for the financial assets in the PRC as they were basically denominated in a currency same as the functional currencies of the group entities to which these transactions relate. Nevertheless, the Directors will closely monitor the Group's foreign currency position and consider natural hedge technique to manage its foreign currency exposures by non-financial methods, managing the transaction currency, leading and lagging payments, receivable management, etc.. Save for meeting working capital needs, the Group only holds minimum foreign currency.

Human resources and employees' remuneration

As at 31 December 2024, the Group had around 232 employees. Employees are remunerated according to nature of the job, market trend and individual performance. Employee bonus is distributable based on the performance of the respective subsidiaries and the employees concerned.

The Group offers competitive remuneration and benefit package to employees. Employee benefits include mandatory provident fund, employee pension schemes in the PRC, contributions to social security system, medical coverage, insurance, training and development programs. As to defined contribution schemes, there is no forfeited contribution available for the Group to reduce its existing level of contributions to the retirement benefit scheme during the year.

During the year ended 31 December 2024, the Group had maintained a number of share schemes at the Company and subsidiary levels in order to recognise the contributions by selected eligible participants who are directors, officers, employees and service providers of the Group and to provide them with incentives for the continual operation and development of the Group and/or attract suitable personnel to join the Group.

ISSUE OF CONSIDERATION SHARES

On 8 May 2024 and 28 June 2024, the Company allotted and issued 2,400,000 and 43,689,383 ordinary shares, respectively, to subscribers under general mandate. The transactions did not generate any proceeds to the Company in terms of cash but they will set off and eliminate the liabilities of HK$429,600 and HK$5,461,000, respectively, owing by the Company to the subscribers.

Please also refer to note 34 to the Consolidated Financial Statements in this annual report.

More details of the transaction were set out in the announcements of the Company dated 8 May 2024 and 28 June 2024.

MANAGEMENT DISCUSSION AND ANALYSIS

USE OF PROCEEDS

Placing of Shares

On 8 November 2024, the Company completed the placing of new shares (the "Placing") under general mandate. 185,480,000 placing shares have been successfully placed by the placing agent to not less than six placees at the placing price of HK$0.066 per placing share. The aggregated net proceeds raised from the Placing was approximately HK$11.97 million. The intended use, utilised net proceeds up to 31 December 2024 and remaining balance of the net proceeds as of 31 December 2024, respectively, are summarised below:

Uses	Intended use	Utilised net proceeds up to 31 December 2024	Remaining balance as of 31 December 2024
	HK$ million	HK$ million	HK$ million
Repayment of borrowings	11,865	11,865	–
General working capital	105	105	–
Total	11,970	11,970	–

Please also refer to note 34 to the Consolidated Financial Statements in this annual report.

More details of the Placing were set out in the announcements of the Company dated 17 October 2024 and 8 November 2024.

EVENTS AFTER THE REPORTING PERIOD

(a) On 24 March 2025, all the resolutions below were duly passed by the shareholders by way of poll at the extraordinary general meeting:

   (i)   **Share Consolidation**

         Every five (5) issued and unissued shares of HK$0.01 each will be consolidated into one (1) consolidated share of HK$0.05 each.

   (ii) **Increase in authorised share capital**

         The Board proposed to increase the authorised share capital of the Company from HK$30,000,000 divided into 2,000,000,000 share and 1,000,000,000 preference shares to HK$100,000,000 divided into 1,800,000,000 consolidated shares and 1,000,000,000 preference shares.

(iii) Rights Issue

Three (3) Rights Shares for every one (1) consolidated share held on record date at the subscription price of HK$0.170 per Rights Share, to raise approximately HK$119.7 million by issuing 704,284,056 Rights Shares to the qualifying shareholders.

For further details, please refer to the Company's announcement dated 24 March 2025 and circular dated 27 January 2025.

(b) On 27 March 2025, the Company as the lender entered into a renewal agreement with EA Trading, the borrower, pursuant to which the lender agreed to renew the existing loan facility to the amount of HK$21 million at the same interest rate of 12% per annum for a period from 1 April 2025 to 31 December 2027.

(c) Subsequent to the reporting period end and on 4 February 2025, the JV has been deregistered.

PROSPECTS

The global shift towards electrification as a pathway to sustainability will drive an increasing demand for rechargeable batteries over the coming years. This heightened demand is anticipated due to the expanding applications of these batteries in various sectors such as electric vehicles, renewable energy storage, consumer electronics, and numerous industrial uses.

Despite the continuous advancements in battery technologies and the emergence of new systems, lithium-ion batteries are expected to remain the cornerstone of energy storage solutions. Their reliability, efficiency, and cost-effectiveness make them the preferred choice for both established and novel applications. Graphite, as the primary material used for the anodes in lithium-ion batteries, will continue to be in high demand to support this growth.

The Group has laid out a comprehensive five-year plan focusing on expanding production capacity, intensifying research and development efforts, and exploring innovative battery systems. This strategic investment aims to ensure that our production of graphite anode materials can meet the evolving requirements of different battery chemistries. Furthermore, our commitment to responsible and environmentally friendly production processes aligns with the rising environmental and social expectations from various stakeholders. This holistic approach positions us to effectively cater to the increasing demand for lithium-ion batteries while adhering to stringent ESG standards and sustainability practices.

BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. Lau Hing Tat Patrick (劉 興 達), *JP*, aged 65, is the Chairman of the Board and an executive Director since 25 November 2013. He has over 41 years of experience in operation and management in landscape architecture service industry. Mr. Lau joined the Group in October 1986 as managing director of Earthasia Limited responsible for formulating corporate and business strategies and making major corporate and operational decisions and became one of the directors and shareholders in February 1987. He has been the director of Earthasia Limited since February 1987, the director of Earthasia (International) Limited since October 2004, the director and legal representative of Earthasia (Shanghai) Co. Ltd. since November 2004, the director of Carbonaphene Holdings Limited since March 2015, the director of Graphex Innovation and Technology Limited since August 2017. The aforementioned companies are principal subsidiaries, among others, of the Group in which Mr. Lau acts as a director or senior executive for the purpose of overseeing the management of such businesses.

Prior to joining the Group, Mr. Lau gained his experience in another two landscape architecture companies, namely, (i) Urbis Travis Morgan Limited from March 1985 to September 1986, and (ii) EBC Hong Kong (怡境師) from August 1983 to February 1985, as a landscape architect responsible for landscape design and project management.

Mr. Lau obtained his bachelor's degree in Landscape Architecture from the University of Toronto in June 1983. He obtained his master's degree in Urban Design from the University of Hong Kong in November 1991. Mr. Lau was qualified as a professional member in the grade of Associate of the Landscape Institute in the United Kingdom in January 1987. He has been a registered landscape architect under LARO since September 1999. He served in HKILA as president from September 1994 to May 1998 and has been a fellow member of HKILA since November 2008. He has taken up the positions of chairman of Asian Habitat Society (亞洲人居環境協會) and director of the Hong Kong Coalition of Professional Service. Mr. Lau is currently a member of Buildings Appeal Tribunal Panel. He was a member of the Town Planning Appeal Board Panel from 2021 to 2024. He was a member of the Urban Forestry Advisory Panel from 2017 to 2023. He was a district councillor of the Hong Kong Eastern District Council from 2004 to 2011. He was also a member of the following institutions, namely, (i) the Community Involvement Committee on Greening from March 2011 to February 2013, (ii) the Harbour-front Enhancement Committee from May 2004 to August 2009, (iii) the Harbourfront Commission from July 2010 to June 2013, (iv) the Lands and Development Advisory Committee from July 2009 to July 2015. Mr. Lau was appointed Justice of the Peace in July 2017.

Mr. Lau has not held any directorships in any listed public companies in the past three years.

Mr. Lau does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholder of the Company.

As at the date of this annual report, Mr. Lau held 9,892,000 Shares by himself, and 46,003,444 Shares through LSBJ Holdings Limited. Mr. Lau is the beneficial owner of the entire issued capital of LSBJ Holdings Limited. Under the SFO, Mr. Lau's interest in the Company is 55,895,444 Shares, representing approximately 4.76% of the issued share capital of the Company.

Mr. Chan Yick Yan Andross (陳 奕 仁), aged 62, is the Chief Executive Officer and an executive Director since 25 November 2013. He has over 39 years of experience in operation and management in landscape architecture service industry. He first joined the Group in January 1991 as managing director of Earthasia Limited responsible for formulating corporate and business strategies and making major corporate and operational decisions. Mr. Chan has been the director of Earthasia Limited since December 1995; the director of Earthasia (International) Limited since October 2004; the director of Earthasia (Shanghai) Co. Ltd. since November 2004; the director and legal representative of Earthasia (Xiamen) Co. Ltd. since March 2013; the director of Carbonaphene Holdings Limited since March 2015; the director of Graphex Innovation and Technology Limited since August 2017. The aforementioned companies are principal subsidiaries, among others, of the Group in which Mr. Chan acts as a director or senior executive for the purpose of overseeing the management of such businesses.

Prior to joining the Group, Mr. Chan has the following working experience relevant to his present positions in the Company:

Name of company	Principal business activities	Roles	Responsibilities	Period of services
BCG Landscape Architects Inc.	Landscape architecture, urban design, environmental planning	Partner and landscape architect	Design and project management	From September 1989 to January 1991
EDA Collaborative Inc.	Landscape architecture, urban design, environmental planning, tourism design	Intermediate landscape architect	Design and project management, detail design and working drawings	From August 1988 to August 1989
EBC Hong Kong (怡境師)	Landscape architecture and planning	Landscape architect	Design development, detailed design, contract administration and supervision	From July 1985 to February 1988

Mr. Chan obtained his bachelor's degree in Landscape Architecture from the University of Toronto in June 1985. He obtained his master's degree in architecture (landscape planning and design) from Tongji University (同濟大學) in June 2014. Mr. Chan was qualified as a professional member in the grade of Associate of the Landscape Institute in the United Kingdom in January 1988. He was a member of the Ontario Association of Landscape Architects and the Canadian Society of Landscape Architects in July 1989 and 1990, respectively. Mr. Chan has been a registered landscape architect under LARO and a fellow member of HKILA since September 1999 and November 2008, respectively. He has been a member of American Society of Landscape Architects since March 2004. He was accredited as the Outstanding Entrepreneur of the National Reconnaissance Design Industry (President) (全國勘察設計行業優秀企業家(院長)) by the China Exploration and Design Association (中國勘察設計協會) in November 2013.

Mr. Chan has not held any directorships in any listed public companies in the past three years.

Mr. Chan does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholder of the Company.

BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

As at the date of this annual report, Mr. Chan held 4,894,000 Shares by himself, and 93,716,887 Shares through CYY Holdings Limited. Mr. Chan is the beneficial owner of the entire issued capital of CYY Holdings Limited. Under the SFO, Mr. Chan's total interest in the Company is 98,610,887 Shares, representing approximately 8.4% of the issued share capital of the Company.

Mr. Qiu Bin (仇 斌), aged 53, is an executive Director since 31 July 2017. Mr. Qiu has been the director of Graphex Innovation and Technology Limited since August 2017; the business director of Earthasia Limited since October 2017. The aforementioned companies are principal subsidiaries, among others, of the Group in which Mr. Qiu acts as a director or senior executive for the purpose of overseeing the management of such businesses. He graduated from Beijing Union University with a bachelor degree in Business Administration. From 1992 to 2003, he was the department manager at the Bank of China Limited, Beijing Branch responsible for a wide range of banking and credit duties. From 2004 to 2008, he joined the Shanghai Pudong Development Bank, Beijing Branch and served as the business manager in charge of marketing and credit functions. From 2009 to 2012, Mr. Qiu became the deputy general manager and director of the finance department in Beijing Dong Fang Chengrui Investment Consultants, Ltd. ("Dong Fang"). He was responsible for the overall operation and strategic decisions of the foreign investment and financing businesses of Dong Fang. Mr. Qiu is well versed with Chinese domestic banking system, settlement, foreign exchange and credit areas. He also has extensive experience in the fields of financial management and securities investment. Mr. Qiu has been an executive director of the board of directors of Heng Xin China Holdings Limited (stock code: 8046, shares of which are listed on the GEM Board of the Stock Exchange and delisted on 2 July 2019) from 1 January 2013 to 2 June 2017.

Mr. Qiu has not held any directorships in any listed public companies in the past three years.

Mr. Qiu does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholder of the Company.

As at the date of this annual report, Mr. Qiu held 680,000 Shares by himself. Mr. Qiu's total interest in the Company is 680,000 Shares, representing approximately 0.06% of the issued share capital of the Company.

NON-EXECUTIVE DIRECTOR

Mr. Ma Lida (馬 力 達), aged 44, is a non-executive Director since 24 February 2014. He has over 18 years of experience in financial management. He was the deputy general manager and board secretary of Pubang Landscape Architecture Company Limited (廣州普邦園林股份有限公司) ("Pubang") since May 2010 responsible for the general secretarial affairs. From July 2003 to February 2008, he worked as a project manager for the provision of auditing services in various projects in GP Certified Public Accountants Co., Ltd. (廣東正中珠江會計師事務所有限公司), a PRC accounting firm.

Mr. Ma obtained his bachelor's degree in Economics from the School of Public Economics & Administration at Shanghai University of Finance and Economics (上海財經大學公共經濟與管理學院) in July 2003. He further obtained his master's degree in Business Administration from Sun Yat-sen University (中山大學) in June 2010.

Mr. Ma has not held any directorships in any listed public companies in the past three years.

Mr. Ma does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholder of the Company.

As at the date of this annual report, Mr. Ma does not have any interests or short positions in any share, underlying share or debenture of the Company or any of its associate corporations within the meaning of Part XV of the SFO.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Ms. Tam Ip Fong Sin (談 葉 鳳 仙), aged 58, is an independent non-executive Director since 3 June 2014. She has over 20 years of experience in legal practice specialising in corporate and commercial litigation matters. She was admitted as a solicitor of Hong Kong in 2004. Ms. Tam obtained her bachelor's degree in Law from the University of Wolverhampton in July 1999. She has also completed her postgraduate certificate in Laws from the University of Hong Kong in September 2002. Ms. Tam has become a sole proprietor of Frances Ip & Co., Solicitors since May 2019.

Ms. Tam has not held any directorships in any listed public companies in the past three years.

Ms. Tam does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholder of the Company.

As at the date of this annual report, Ms. Tam does not have any interests or short positions in any share, underlying share or debenture of the Company or any of its associate corporations within the meaning of Part XV of the SFO.

Mr. Wang Yuncai (王雲才), aged 57, is an independent non-executive Director since 3 June 2014. He has been studying and teaching for architecture and urban planning for over 23 years.

Mr. Wang first undertook and completed his post-doctoral research work (博士後研究工作) in Architecture of Tongji University (同 濟 大 學) from June 2001 to April 2003. Mr. Wang has held various positions under Landscape Studies Department of College of Architecture and Urban Planning in Tongji University (同濟大學建築與城市規劃學院), namely, (i) an associate professor in Landscape Planning and Design from January 2003 to June 2008; (ii) a professor deputy officer in Landscape since July 2008; and (iii) the deputy officer in Landscape since November 2009. He was also a research scholar in the field of landscape architecture at Virginia Polytechnic Institute and State University from January 2010 to June 2010.

Mr. Wang obtained his doctorate's degree in Human Geography (人文地理) from the Institute of Geographic Sciences and Natural Resources Research under Chinese Academy of Science (中國科學院地理科學與資源研究所) in July 2001. He is the author of "Landscape Ecosystem Planning Principles" (景觀生態規劃原理).

Mr. Wang has not held any directorships in any listed public companies in the past three years.

Mr. Wang does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholder of the Company.

As at the date of this annual report, Mr. Wang does not have any interests or short positions in any share, underlying share or debenture of the Company or any of its associate corporations within the meaning of Part XV of the SFO.

BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

Mr. Liu Kwong Sang (廖廣生), aged 63, obtained his Bachelor's degree of Arts in Accountancy from The Hong Kong Polytechnic University in November 1997 and his Master's degree in Business Administration from the University of Lincoln in November 2002.

Mr. Liu has over 36 years of experience in the accounting industry and is currently practising as a certified public accountant in Hong Kong. He is a fellow member of the Institute of Chartered Accountants in England and Wales, the Chartered Association of Certified Accountants, the Institute of Financial Accountants, the United Kingdom, the Institute of Public Accountants, Australia, the Hong Kong Institute of Certified Public Accountants, the Taxation Institute of Hong Kong and the Society of Registered Financial Planners. He is also a chartered tax adviser.

Mr. Liu is currently an independent non-executive director of China National Culture Group Limited (stock code: 745), a company listed on the Main Board of the Stock Exchange. Since May 2024, Mr. Liu has been appointed as an independent non-executive director of Armlogi Holding Corp., a company listed on The Nasdaq Stock Market (Nasdaq: BTOC). Since November 2024, Mr. Liu has been appointed as an independent non-executive director of New Century Logistics (BVI) Limited, a company listed on The Nasdaq Market (Nasdaq: NCEW). Mr. Liu was also previously an independent non-executive director of ATIF Holdings Limited (Nasdaq: ZBAI), abc Multiactive Limited (stock code: 8131), which is a company listed on GEM of the Stock Exchange, Polytec Asset Holdings Limited (stock code: 208), which and was privatized in May 2021 and Pine Care Group Limited (stock code: 1989).

Save as disclosed above, Mr. Liu has not held any directorships in any listed public companies in the past three years.

Mr. Liu does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

As at the date of this annual report, Mr. Liu does not have any interest or short positions in any share, underlying share or debenture of the Company or any of its associate corporations within the meaning of Part XV of the SFO.

Mr. Tang Zhaodong (唐照東), aged 60, obtained his Bachelor's degree of engineering in computer science* (計算機技術 專業工學學士) from the Beijing University of Technology* (北京工業大學) in 1986 and his Master's degree of Science in computer software* (計算機軟件專業理學碩士) from the Institute of Computing Technology, Chinese Academy of Sciences* (中國科學院計算技術研究所) in 1989.

Mr. Tang has over 30 years of experience in the trading of products including but not limited to computers, toys and electronic products worldwide. After working in China Great Wall Computer Group Co., Ltd. for three years, Mr. Tang engaged in the business of trading of computers and related products by establishing his own company in Zhongguancun, Beijing in 1992. In 1996, he expanded his trading business into the United States market. Since then, he has been engaging in China-U.S. trading activities.

Mr. Tang has not held any directorships in any listed public companies in the past three years.

Mr. Tang does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

As at the date of this annual report, Mr. Tang does not have any interest or short positions in any share, underlying share or debenture of the Company or any of its associate corporations within the meaning of Part XV of the SFO.

CHANGES IN INFORMATION OF DIRECTORS

There is no change in the information of the Directors to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

In respect of the change in emoluments of Directors and chief executive of the Company, please refer to note 8 to the consolidated financial statements in this annual report.

SENIOR MANAGEMENT

Mr. Kwok Ka Hei (郭 嘉 熙), aged 43, is the company secretary of the Company. He has also been the chief financial officer of the Company since 28 March 2014. He has over 19 years of experience in corporate finance and accounting profession. He joined the Group in December 2013 as the chief financial officer of Earthasia Limited. Prior to joining the Group, Mr. Kwok served in GF Capital (Hong Kong) Limited in corporate finance department from October 2010 to December 2013. Prior to that, he served in KGI Capital Asia Limited in the investment banking department from December 2007 to October 2010. He also worked in PricewaterhouseCoopers Ltd. from September 2005 to November 2007. Mr. Kwok obtained his bachelor's degree of Arts with a major in Accountancy from the Hong Kong Polytechnic University in December 2005. He has been a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants since July 2009 and a Financial Risk Manager of Global Association of Risk Professionals since April 2008.

For identification purposes only

CORPORATE GOVERNANCE REPORT

CORPORATE GOVERNANCE PRACTICES

The Company is committed to achieving high standards of corporate governance to safeguard the interests of shareholders and to enhance corporate value and accountability. The Company acknowledges the important role of its Board in providing effective leadership and direction to its business, and ensuring transparency and accountability of its operations. In the opinion of the Directors, the Company has complied with the applicable code provisions as set out in the Corporate Governance Code (the "CG Code") contained in Appendix C1 to the Listing Rules during the reporting period ended 31 December 2024. The Company will continue to review and monitor its corporate governance practices to ensure compliance with the CG Code.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix C3 of the Listing Rules as the code of conduct regarding securities transactions by the Directors of the Company. Having made specific enquiries to all Directors, all of them confirmed that they had complied with the required standards as set out in the Model Code during the year ended 31 December 2024.

CORPORATE STRATEGY

The primary objective of the Group is to generate long-term return for our shareholders. The Group's strategy is to place equal emphasis on achieving sustainable business model with recurring earnings and maintaining robust financial profile. The Chairman's Statement, Management Discussion and Analysis, and the Directors' Report throughout this annual report contain discussions and analysis of the Group's performance and the basis on which the Group generates or preserves value over the longer term, and the basis on which the Group will execute its strategy for delivering the Group's objectives.

DIVIDEND POLICY

The Company has adopted a dividend policy since 8 January 2019 (the "Dividend Policy") which allows the shareholders of the Company to share the profits of the Company whilst retaining adequate reserves for the Group's future growth. According to the Dividend Policy, in addition to the final dividends, the Company may declare interim dividends or special dividends from time to time.

Under the Dividend Policy, in deciding whether to propose a dividend and in determining the dividend amount, the Board shall take into account, among others, the Group's actual and expected financial performance, retained earnings and distributable reserves, working capital requirements, capital expenditure requirements and future expansion plans, liquidity position, shareholders' interests, general economic conditions, business cycle of the Group's business and other internal or external factors that may have an impact on the business or financial performance and position of the Group and other factors that the Board deems appropriate.

The declaration and payment of dividends by the Company is also subject to any restrictions under the Companies Law of the Cayman Islands, the Listing Rules, the laws of Hong Kong and the Company's Memorandum and Articles of Association and any other applicable laws and regulations.

The Company does not have any pre-determined dividend distribution ratio. The Company's dividend distribution record in the past may not be used as a reference or basis to determine the level of dividends that may be declared or paid by the Company in the future.

The Dividend Policy shall in no way constitute a legally binding commitment by the Group in respect of its future dividend and/or in no way obligate the Group to declare a dividend at any time or from time to time.

The Board will continually review the Dividend Policy and reserves the right in its sole and absolute discretion to update, amend and modify the Dividend Policy at any time.

BOARD DIVERSITY POLICY

The Group adopted a board diversity policy (the "Board Diversity Policy"). A summary of this policy, together with the measurable objectives set for implementing this policy, and the progress made towards achieving those objectives are disclosed as below.

Summary of board diversity policy

The Company recognizes and embraces the benefits of having a diverse board to the quality of its performance. The Board Diversity Policy aims to set out the approach to achieve diversity on the board. In designing the board's composition, board diversity has considered a number of measurable aspects including gender, age, ethnicity, knowledge and length of services, to achieve a balanced composition of Executive Directors, Non-executive Directors and Independent Non-executive Directors. All board appointments will be based on meritocracy, and candidates will be considered against objective criteria, having due regards for the benefits of diversity on the board.

Measurable objectives

Selection of candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and length of services. Independent Non-executive Directors should be of sufficient calibre and stature for their views to carry weight. The ultimate decision will be based on merit and contribution that the selected candidates will bring to the board.

Implementation and monitoring

The nomination committee reviews the board's composition under diversified perspectives, and monitors the implementation of the Board Diversity Policy annually.

The nomination committee has reviewed the Board Diversity Policy to ensure its effectiveness and considered that the Group achieved the Board Diversity Policy.

CORPORATE GOVERNANCE REPORT

NOMINATION POLICY

The Group has adopted a nomination policy (the "Nomination Policy") since 31 December 2018. A summary of this policy is disclosed as below.

1. **Objective**

    1.1 The Nomination Committee shall review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the Company's corporate strategy.

    1.2 The Nomination Committee shall nominate suitable candidates to the Board for it to consider and make recommendations to shareholders of the Company for election as Director at general meetings or appoint him/her to fill casual vacancies.

    1.3 The Nomination Policy helps the Nomination Committee and the Board to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Group's business.

2. **Selection criteria**

    2.1 The factors listed below would be used as reference by the Nomination Committee in assessing the suitability of a proposed candidate.

    (1) Reputation for integrity;

    (2) Commitment in respect of available time and relevant interest; and

    (3) Diversity in all its aspects, including but not limited to gender, age (18 years or above), cultural and educational background, ethnicity, professional experience, skills, knowledge and length of service.

    These factors are for reference only, and not meant to be exhaustive and decisive. The Nomination Committee has the discretion to nominate any person, as it considers appropriate.

3. **Nomination procedures**

3.1 **Appointment of Directors**

(1) The Nomination Committee identifies individual(s) suitably qualified to become Board members, having due regard to the Nomination Policy and the Board Diversity Policy of the Company, and assesses the independence of the proposed independent non-executive Director(s) as appropriate.

(2) The Nomination Committee makes recommendation(s) to the Board.

(3) The Board considers the individual(s) recommended by the Nomination Committee, having due regard to the Nomination Policy and the Board Diversity Policy.

(4) The Board confirms the appointment of the individual(s) as Director(s) or recommends the individual(s) to stand for election at a general meeting. Individual(s) appointed by the Board to fill a casual vacancy will be subject to re-election by shareholders at the first general meeting after his/her appointment, and individual(s) appointed by the Board as an addition to the Board will be subject to re-election by shareholders at the next annual general meeting, in accordance with the Company's articles of association.

(5) The shareholders approve the election of individual(s), who stand(s) for election at general meeting, as Director(s).

3.2 **Re-appointment of Directors**

(1) The Nomination Committee considers each retiring Director, having due regard to the Nomination Policy and the Board Diversity Policy, and assesses the independence of each retiring independent non-executive Director.

(2) The Nomination Committee makes recommendation(s) to the Board.

(3) The Board considers each retiring Director recommended by the Nomination Committee, having due regard to the Nomination Policy and the Board Diversity Policy.

(4) The Board recommends the retiring Directors to stand for re-election at the annual general meeting in accordance with the Company's articles of association.

(5) The shareholders approve the re-election of Directors at the annual general meeting.

3.3 The Board shall have the ultimate responsibility for all matters relating to the selection and appointment of Directors.

4. **Review of the nomination policy**

4.1 The Nomination Committee will review the Nomination Policy, as appropriate, to ensure the effectiveness of the Nomination Policy. The Nomination Committee will discuss any revisions that may be required, and recommend any such revisions to the Board for consideration and approval.

CORPORATE GOVERNANCE REPORT

BOARD OF DIRECTORS

The Board currently consists of eight members, including three executive Directors, one non-executive Director and four independent non-executive Directors. Each executive Director and non-executive Director is suitably qualified for his/her position, and has sufficient experience and time to hold the position so as to carry out his/her duties effectively and efficiently. Throughout the year ended 31 December 2024, the Company has five independent non-executive Directors representing not less than one-third of the Board.

Each of the independent non-executive Directors has confirmed by annual confirmation that he/she has complied with the independence criteria set out in Rule 3.13 of the Listing Rules. The Directors consider that all five independent non-executive Directors are independent under these independence criteria and are capable to effectively exercise independent judgement. Amongst the five independent non-executive Directors, Mr. Liu Kwong Sang has the appropriate professional qualifications on accounting or related financial management expertise required under Rule 3.10(2) of the Listing Rules.

The composition of the Board during the year is as follows:

Executive Directors	Mr. Lau Hing Tat Patrick *(Chairman)*
	Mr. Chan Yick Yan Andross *(Chief Executive Officer)*
	Mr. Qiu Bin
Non-executive Director	Mr. Ma Lida
Independent non-executive Directors	Ms. Tam Ip Fong Sin
	Mr. Wang Yuncai
	Mr. Liu Kwong Sang
	Mr. Tang Zhaodong
	Mr. Chan Anthony Kaikwong (resigned on 28 January 2024)

Pursuant to Article 108(a), Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong will retire by rotation at the forthcoming AGM and, being eligible, offer themselves for re-election.

The Board is responsible for developing the Group's strategy, monitoring the Group's operational and financial performance, and ensuring effective governance and sound internal control and risk management systems are in place. Through the Board committees, the Board leads and provides direction to management by laying down strategies and overseeing their implementation.

The management is delegated with the authority and responsibility by the Board for the management, execution and administration of the Group. Under the leadership of the Chief Executive Officer, the management is responsible for the day-to-day management of the Group's businesses and implementation of the strategies approved by the Board and reports to the Chief Executive Officer regularly. The Chief Executive Officer in turn reports to the Board on the progress of approved strategies, business performance and development of the Group.

The Board is responsible for the corporate governance functions under A.2.1 of the CG Code. The Board has reviewed and discussed the corporate governance policy of the Group and is satisfied with the effectiveness of the corporate governance policy.

- to develop and review the Company's policies and practices on corporate governance;

- to review and monitor the training and continuous professional development of Directors and senior management;

- to review and monitor the Company's policies and practices on compliance with legal and regulatory requirements;

- to develop, review and monitor the code of conduct and compliance manual applicable to employees and Directors;

- to review the Company's compliance with the code and disclosure in the corporate governance report; and

- to maintain an appropriate and effective internal control and risk management system.

All directors have full and timely access to all relevant information, including monthly updates from the management, regular reports from various Board committees and briefings on significant legal, regulatory or accounting issues affecting the Group. Directors may take independent professional advice, which will be paid for by the Company as appropriate.

The Board acknowledges its responsibility for the preparing the financial statements of the Group according to the statutory requirements and the applicable accounting standards which give true and fair view of the state of affairs, the results of operations and cash flows of the Group. The Board confirms that, to the best of their knowledge, the financial statements for the reporting year have been prepared on a going concern basis. The Board is not aware of material uncertainties relating to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. The responsibilities of the external auditors of the Company on the financial statements are set out in the Independent Auditor's Report of this annual report.

Biographies of the current Directors are set out on the section headed "Biographies of Directors and Senior Management" of this annual report.

The Company has established mechanism to ensure independent views and input are available to the Board, channels are in place through formal and informal means whereby Independent Non-executive Directors can express their views in an open and candid manner as well as in a confidential manner, should circumstances required; these include regular Board surveys and Board reviews, dedicated meeting sessions with the Chairman and interaction with management and other Board members including the Chairman outside the boardroom.

The Directors' and chief executive's remuneration and all other emoluments paid or payable to the Directors and chief executive during the year are set out on an individual and named basis in note 8 to the consolidated financial statements of this annual report.

To indemnify Directors and officers of the Company against all costs, charges, losses, expenses and liabilities incurred by them in the execution of and discharge of their duties or in relation thereto, the Company has arranged appropriate directors and officers liability insurance cover for this purpose.

CORPORATE GOVERNANCE REPORT

BOARD MEETING

The Board is scheduled to meet regularly at least four times a year, and Directors will receive at least 14 days prior written notice of regular Board meetings in compliance with paragraph C.5.1 of the CG Code. Agendas and accompanying papers are sent not less than 3 days before the date of Board meetings to ensure that the Directors are given sufficient time to review the same. If necessary, ad-hoc meetings will also be convened to discuss the overall strategy as well as the operation and financial performance of the Group. Reasonable notices will be given to the Directors for ad-hoc board meetings. Directors may participate either in person or through electronic means of communications. The Chairman also met with the independent non-executive Directors at least annually without the presence of other Directors. All the Directors have been provided with sufficient resources to discharge their duties, and, upon reasonable request, the Directors will be able to seek independent professional advice in appropriate circumstances, at the Company's expenses. All Directors will have the opportunity to include matters in the agenda for Board meetings.

The Board held eight meetings in 2024. The annual general meeting of the Company was held on 27 June 2024 with the attendance of the external auditor to answer question.

The attendance of individual directors at the Board and its committee meetings, and the annual general meeting held in 2024 is set out in the following table:

Directors	Board	Meetings attended in 2024[1]			General Meeting
		Audit Committee	Nomination Committee	Remuneration Committee	
Executive Directors					
Mr. Lau Hing Tat Patrick (Chairman of the Board)	8/8	–	–	–	1/1
Mr. Chan Yick Yan Andross (Chief Executive Officer)	8/8	–	–	–	1/1
Mr. Qiu Bin	8/8	–	–	–	1/1
Non-executive Director					
Mr. Ma Lida	8/8	–	–	–	0/1
Independent non-executive Directors					
Ms. Tam Ip Fong Sin (Chairlady of the Nomination Committee and Remuneration Committee)	8/8	3/3	1/1	1/1	0/1
Mr. Liu Kwong Sang (Chairman of the Audit Committee)	8/8	3/3	–	–	1/1
Mr. Wang Yuncai	8/8	3/3	1/1	1/1	0/1
Mr. Tang Zhaodong	0/8	–	–	–	0/1
Mr. Chan Anthony Kaikwong[2]	1/1	–	–	–	0/1

Notes:

1.   Directors may attend meetings in person, by telephone or through other means of video conference or by their alternate directors in accordance with the Company's Articles.

2.   Resigned on 28 January 2024.

APPOINTMENT, RE-ELECTION AND REMOVAL OF DIRECTORS

The current Articles provide that subject to the manner of retirement by rotation of directors as from time to time prescribed by the Listing Rules, at each annual general meeting, one-third of the directors for the time being shall retire from office by rotation and that every director shall be subject to retirement by rotation at least once every 3 years. Any Director appointed by the Board to fill a casual vacancy shall hold office only until the first general meeting of the Company after his appointment and be subject to re-election at such meeting. Any Director appointed by the Board as an addition to the existing Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

Each executive Director, non-executive Director and independent non-executive Director is appointed for a specific term of one to three years subject to retirement by rotation and re-election in accordance with the Articles. Therefore, no director will remain in office for a term of more than three years. Each independent non-executive Director is required to inform the Company as soon as practicable if there is any change that may affect his independence and must provide an annual confirmation of his independency to the Company.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

C.2.1 of the CG Code requires the roles of the Chairman and the Chief Executive Officer should be separate and should not be performed by the same individual. The Chairman of the Company is Mr. Lau Hing Tat Patrick and the functions   of Chief Executive Officer are performed by Mr. Chan Yick Yan Andross. The roles of the Chairman and the Chief Executive Officer are segregated and assumed by two separate individuals. The Chairman of the Board is responsible for the leadership and effective running of the Board, while the Chief Executive Officer is delegated with the authorities to manage the daily business of the Group in all aspects effectively.

CORPORATE GOVERNANCE REPORT

DIRECTORS' CONTINUOUS PROFESSIONAL DEVELOPMENT

Directors are encouraged to participate in continuous professional development to develop and refresh their knowledge and skills. The Company continuously updates the Directors on the Group's business and the latest developments regarding the Listing Rules and other applicable regulatory requirements, to ensure compliance and enhance their awareness of good corporate governance practices.

Below is a summary of the training the Directors had received during the year under review:

Name of Director	Attending/ Participating during the year ended 31 December 2024
Mr. Lau Hing Tat Patrick *(Chairman)*	A & B
Mr. Chan Yick Yan Andross *(Chief Executive Officer)*	A & B
Mr. Qiu Bin	A & B
Mr. Ma Lida	A & B
Ms. Tam Ip Fong Sin	A & B
Mr. Wang Yuncai	A & B
Mr. Liu Kwong Sang	A & B
Mr. Tang Zhaodong	A & B
Mr. Chan Anthony Kaikwong[1]	N/A

A: Areas relating to the Group's business/Directors' duties

B: Areas relating to legal and regulatory/corporate governance practices

Note:

1.   Resigned on 28 January 2024.

BOARD COMMITTEES

The Board has established specific committees, namely the Audit Committee, the Remuneration Committee and the Nomination Committee, with written terms of reference which are available for viewing on the website of the Company and the Stock Exchange to assist them in the effective implementation of their functions. Specific responsibilities have been delegated to the above committees.

Audit Committee

The Company has established the Audit Committee on 3 June 2014 with written terms of reference in compliance with Rule 3.21 of the Listing Rules and the CG Code. As of 31 December 2024, the Audit Committee currently consists of three members namely, Mr. Liu Kwong Sang (an independent non-executive Director), Ms. Tam Ip Fong Sin (an independent non-executive Director) and Mr. Wang Yuncai (an independent non-executive Director). The chairman of the Audit Committee is Mr. Liu Kwong Sang.

The principal responsibilities of the Audit Committee are to review and supervise the financial reporting process and internal control system of the Group. These include reviewing the Group's interim and annual reports. They also make recommendations to the Board on the appointment and removal of external auditor, review the risks facing the Company and to oversee management in the design, implementation and monitoring of the risk management system.

During the year ended 31 December 2024, the Audit Committee held three meetings to, among others, review the audit plan and approve the audit fee for the year ended 31 December 2024, reviewed the Group's internal control, the final results and annual report of the Group for the year ended 31 December 2023 and the interim results and interim report of the Group for the six months ended 30 June 2024, as well as other reports prepared by the external auditor covering major findings in the course of its audit/review before submission to the Board for approval.

Remuneration Committee

The Company has established the Remuneration Committee on 3 June 2014 with written terms of reference in compliance with Rule 3.25 of the Listing Rules and the CG Code. As of 31 December 2024, the Remuneration Committee consists of Mr. Wang Yuncai (an independent non-executive Director) and Ms. Tam Ip Fong Sin (an independent non-executive Director). The chairlady of the Remuneration Committee is Ms. Tam Ip Fong Sin.

The principal responsibilities of the Remuneration Committee are to review and make recommendations to the Board on the overall remuneration structure and policy as well as the specific remuneration packages for the Directors and senior management and on the establishment of a formal and transparent process for developing such remuneration policy. No director will take part in any discussion on his own remuneration.

The Company's objective for its remuneration policy is to maintain fair and competitive packages based on business requirements and industry practice. In order to determine the level of remuneration and fees paid to members of the Board, market rates and factors such as each director's workload, performance, responsibility, job complexity and the Group's performance are taken into account.

CORPORATE GOVERNANCE REPORT

During the year ended 31 December 2024, the Remuneration Committee held one meeting to, among others, discuss and approve for recommendation to the Board the salary adjustments of Directors and senior management for the year ended 31 December 2024.

Nomination Committee

The Company has established the Nomination Committee on 3 June 2014 with written terms of reference in compliance with the Rule 3.27A of the Listing Rules and CG Code. As of 31 December 2024, the Nomination Committee consists of Ms. Tam Ip Fong Sin (an independent non-executive Director) and Mr. Wang Yuncai (an independent non-executive Director). The chairlady of the Nomination committee is Ms. Tam Ip Fong Sin.

The nomination committee is principally responsible for reviewing the structure, size and composition of the Board, identifying individuals suitably qualified to become Board members, assessing the independence of independent non-executive Directors and making recommendations to the Board on the appointment and re-appointment of Directors and succession planning for Directors.

The Company has adopted the Board Diversity Policy and recognizes and embraces the benefits of having Board diversity to enhance the quality of its performance in compliance with the CG Code. When identifying suitable candidates for directorship, the Nomination Committee will carry out the selection process by making reference to the skills, experience, education background, professional knowledge, personal integrity and time commitments of the proposed candidates, and also the Company's needs and other relevant statutory requirements and regulations. Qualified candidates will then be recommended to the Board for approval.

During the year ended 31 December 2024, one meeting was held by the Nomination Committee to recommend the appointment of the Directors, to review the size, structure, composition as well as diversity of the Board, to assess the independence of independent non-executive Directors and to consider the re-election of the Directors. The Nomination Committee has also reviewed the Board Diversity Policy to ensure its effectiveness and considered that the Group has achieved the objectives of the Board Diversity Policy during the year under review.

Corporate governance function

All members of the Board are responsible for performing the corporate governance functions which is in compliance with paragraph A.2.1 of the CG code. The Board will review the policy of the corporate governance and the corporate governance report of the Company annually.

AUDITORS' REMUNERATION

The fees charged by the Group's external auditors in respect of the audit and non-audit services to the Group, as disclosed in note 6 to the financial statements, during the year is summarized as below:

	Fees paid/payable	
Services rendered	**2024**	2023
	HK$'000	HK$'000
Audit services	**3,932**	4,596
Non-audit services (i.e. tax services, incorporation, certification, etc.)	**905**	440
Total	**4,837**	5,036

RISK MANAGEMENT AND INTERNAL CONTROL

During the year, the Group has complied with D.2 of the CG Code by establishing appropriate and effective risk management and internal control systems. Management is responsible for the design, implementation and monitoring of such systems, while the Board oversees management in performing its duties on an ongoing basis. Main features of the risk management and internal control systems are described in the sections below:

Risk management system

The Group adopts a risk management system which manages the risk associated with its business and operations. The system comprises the following phases:

• *Identification*: Identify ownership of risks, business objectives and risks that could affect the achievement of objectives.

• *Evaluation*: Analyze the likelihood and impact of risks and evaluate the risk portfolio accordingly.

• *Management*: Consider the risk responses, ensure effective communication to the Board and on-going monitor the residual risks.

CORPORATE GOVERNANCE REPORT

Principal risks and uncertainties

The directors are aware that the Group is exposed to various risks, including some which are specific to the Group or the industries in which the Group operates as well as others that are common to most if not all other businesses. The directors have established a policy to ensure that significant risks which may adversely affect the Group's performance and ability to deliver on its strategies, as well as those which may present positive opportunities, are identified, reported, monitored, and managed on a continuous basis.

The following are key risks that are considered to be of most significance to the Group at this time. They have the potential to adversely and/or materially affect the Group's businesses, financial conditions, results of operations and growth prospects if they are not managed effectively. These key risks are by no means exhaustive or comprehensive, and there may be other risks, in addition to those shown below, which are not known to the Group or which may not be material now but could turn out to be material in the future.

Principal Risks	Risk Titles	Risk Descriptions	Risk Mitigations
Market risk	Market condition	The slowdown of real estate development in China would affect the demand for our landscape architecture design services.	The Group has to continue its business strategy to strengthen penetration of different geographical markets and thereby to reduce its dependency and further investment on the specific markets.
Business and strategic risk	Innovation and product development	If the Group fails to keep updated of important technological changes in the industry, the Group's business could be affected.	The Group has made continuous efforts on research and development and monitored technological innovations in the industry to keep up the Group's competitiveness in the Graphene business.
	Client management	In the event that the Group is unable to retain the clients or expand the client base, the overall business may be adversely affected.	Business development team and project team maintain business relationship with existing clients and keep the clients informed of the recent developments of the Group to strengthen the brand and reputation through quality service. Project directors conduct ongoing monitoring on every contract to ensure the deliverables are up to standard and timely followed.
Credit risk	Accounts receivables management	If the progress payments are not settled by the client on time and in full, the accounts receivables will be long outstanding. This situation may increase the Group's credit risk and liquidity risk.	Regular meetings are held to discuss client's payment status. For those long outstanding accounts receivables, written payment reminder will be issued to the client and legal advices will be sought.

Principal Risks	Risk Titles	Risk Descriptions	Risk Mitigations
Liquidity risk	Debt settlement	The risk of being unable to settle obligations as they fall due.	The Directors will closely monitor the liquidity and cash flow position of the Group to fulfill all the debt obligations of the Company.
Legal and compliance risk	Local and international law and regulatory requirements	The ordinary shares of the Company is listed in Hong Kong and its ADR listed in the United States, and operates in Hong Kong and the PRC. It may be exposed to different and changing government policies, political, social, legal and regulatory requirements.	The Group has internal procedures to monitor legal and compliance matters for daily operations and will seek internal and external legal advice as and where appropriate for new business initiatives.
Operational risk	Cost management	Business operations and financial positions may be affected if the cost is not controlled effectively.	Project plan is prepared by project team. Management will regularly monitor the project schedule and evaluate the reason of any excessive time cost spent on particular project. If gross profit margin is lower than required, meetings will be held to discuss the reasons behind.
	Sub-consultant management	If there is no proper sub-consultant selection procedure, an inappropriate sub-consultant would be selected in an unfair and untransparent manner.	A proper selection and quotation comparison procedure is formulated and implemented in the event that the service of sub-consultant is involved.
IT risk	Cyber security	The Group has diversified into different business segments across cities in Hong Kong and China. The increased application of information technology in the Group's businesses, the threats to IT systems including cyberattacks are imminent and present a real challenge to the Group's business operations.	Our Group has implemented a set of comprehensive IT security policies and procedures to address those threats and mitigate the potential loss of the Group's assets and operations, reduce the impact on our business and resume our business operations as soon as practicable.

Details about the Group's financial risk management are set out in note 44 to the consolidated financial statements in this annual report.

CORPORATE GOVERNANCE REPORT

Internal control system

The Company has in place an internal control system which is compatible with the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") 2013 framework. The framework enables the Group to achieve objectives regarding effectiveness and efficiency of operations, reliability of financial reporting and compliance with applicable laws and regulations. The components of the framework are shown as follow:

• *Control Environment*: A set of standards, processes and structures that provide the basis for carrying out internal control across the Group.

• *Risk Assessment*: A dynamic and iterative process for identifying and analyzing risks to achieve the Group's objectives, forming a basis for determining how risks should be managed.

• *Control Activities*: Action established by policies and procedures to help ensure that management directives to mitigate risks to the achievement of objectives are carried out.

• *Information and Communication*: Internal and external communication to provide the Group with the information needed to carry out day-to-day controls.

• *Monitoring*: Ongoing and separate evaluations to ascertain whether each components of internal control is present and functioning.

In order to enhance the Group's system of handling inside information, and to ensure the truthfulness, accuracy, completeness and timeliness of its public disclosures, the Group also adopts and implements an inside information policy and procedures. Certain reasonable measures have been taken from time to time to ensure that proper safeguards exist to prevent a breach of a disclosure requirement in relation to the Group, which include:

• The access of information is restricted to a limited number of employees on a need-to-know basis. Employees who are in possession of inside information are fully conversant with their obligations to preserve confidentiality.

• Confidentiality agreements are in place when the Group enters into significant negotiations.

• The executive Directors are designated persons who speak on behalf of the Company when communicating with external parties such as the media, analysts or investors.

Based on the internal control reviews conducted for 2024, no significant control deficiency was identified.

Effectiveness of the risk management and internal control systems

The Board is responsible for the risk management and internal control systems of the Group and ensuring review of the effectiveness of these systems has been conducted annually. Several areas have been considered during the Board's review, which include but not limited to (i) the changes in the nature and extent of significant risks since the last annual review, and the Group's ability to respond to changes in its business and the external environment; (ii) the scope and quality of management's ongoing monitoring of risks and of the internal control systems.

The Board, through its review and the review made by internal audit function and Audit Committee, concluded that the risk management and internal control systems were effective and adequate. Such systems, however, are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss. It is also considered that the resources, staff qualifications and experience of relevant staff were adequate and the training programs and budget provided were sufficient.

Internal auditors

The Group has an internal audit function, which is consisted of professional staff with relevant expertise. The internal audit function is independent of the Group's daily operation and carries out appraisal of the risk management and internal control systems by conducting interviews, walkthroughs and tests of operating effectiveness.

An internal audit plan has been approved by the Board. According to the established plan, review of the risk management and internal control systems is conducted annually and the results are reported to the Audit Committee and the Board afterwards.

COMPANY SECRETARY

The company secretary is a full-time employee of the Company. During the year under review, the company secretary has duly complied with the relevant professional training requirement under Rule 3.29 of the Listing Rules.

SHAREHOLDERS' RIGHTS

Procedures for directing shareholders' enquiries to the Board

Shareholders should direct their enquiries about their shareholdings to the Company's branch share registrar and transfer office in Hong Kong, Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong.

Other shareholders' enquiries can be directed in writing with contact details (including name, address, telephone number and/or email address) to the Company's principal place of business in Hong Kong at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong for the attention of the company secretary.

CORPORATE GOVERNANCE REPORT

Procedures for convening an extraordinary general meeting by shareholders

Pursuant to Article 64 of the Company's Articles, any one or more shareholders holding at the date of deposit of the requisition not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company shall at all times have the right, by written requisition to the Board or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition; and such meeting shall be held within two (2) months after the deposit of such requisition. If within twenty-one (21) days of such deposit the Board fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

Procedures for putting forward proposals at shareholders' meetings

Shareholders are requested to follow Article 64 of the Articles for including a resolution at an extraordinary general meeting. The requirements and procedures are set out above in the paragraph headed "Procedures for convening an extraordinary meeting by shareholders".

Pursuant to Article 113 of the Articles, no person (other than a retiring Director) shall be eligible for election to the office of Director at any general meeting unless a notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been lodged at the Head Office or at the Registration Office no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting and the minimum length of the period during which such notices to the Company may be given will be at least 7 days.

INVESTOR RELATIONS AND COMMUNICATION WITH SHAREHOLDERS

The Company is committed to promoting and maintaining effective communication with the shareholders (both individual and institutional) and other stakeholders. The Company encourages two-way communications with institutional and retail investors, as well as financial and industry analysts. Extensive information on the Company's activities is provided in the annual and interim reports and circulars which are sent to the shareholders and are also available on the websites of the Company and the Stock Exchange.

Shareholders are encouraged to attend the forthcoming annual general meeting of the Company for which at least 20 clear business days' notice is given. At the meeting, directors will be available to answer questions on the Group's business and external auditor will be available to answer questions about the conduct of the audit, the preparation and content of the auditor's reports, the accounting policies and the auditor independence.

CONSTITUTIONAL DOCUMENTS

During the year, there is no significant change in the Company's constitutional documents. The Company's Amended and Restated Memorandum and Articles of Association are available on both the Company's and the Stock Exchange's websites.

REPORT OF THE DIRECTORS

The Directors are pleased to present to the Shareholders this annual report and the audited consolidated financial statements for the year ended 31 December 2024.

PRINCIPAL PLACE OF BUSINESS

The Company was incorporated in the Cayman Islands and has its registered office at Windward 3, Regatta Office Park, P.O. Box 1350, Grand Cayman, KY1-1108, Cayman Islands. The Group's principal place of business in Hong Kong is 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong.

PRINCIPAL ACTIVITIES

The principal activities of the Group are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles and other applications. The Group is also engaged in landscape architecture design businesses.

BUSINESS REVIEW

A fair review of the business of the Group during the year and particulars of important events affecting the Group that have occurred since the end of the financial year 2024 as well as a discussion on the Group's future business development are provided in the "Chairman's Statement" and the "Management's Discussion and Analysis" throughout this annual report. An analysis of the Group's performance for the year by operating segment is set out in note 4 to the consolidated financial statements in this annual report. The aforementioned discussions form part of this Directors' report.

Description of the principal risks and uncertainties facing the Group can be found in the section headed "Principal Risks and Uncertainties" under the Corporate Governance Report in this annual report. Details about the Group's financial risk management are set out in note 44 to the consolidated financial statements in this annual report.

COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS

The Group recognized the importance of compliance with regulatory requirements and the risk of non-compliance with the applicable rules and regulations. To the best knowledge of the Directors of the Company, the Group has complied in material respects with the relevant laws and regulations that have a significant impact on the business and operation of the Group during the year ended 31 December 2024.

Environmental policies and performance

The Group is committed to the long-term sustainability of the environment and communities in which it operates. As a responsible corporation, to the best knowledge of the Directors of the Company, the Group has complied with all relevant laws and regulations regarding environmental protection during the year ended 31 December 2024. Details are set out in the Environment, Social and Governance Report.

Key relationships with employees, customers and suppliers

Human resources are one of the most valuable assets of the Group. The Group also offers competitive remuneration packages to our employees. More details of the Group's employment and labour practices are set out in the section headed Human Resources and Employees' Remuneration, and the Environmental, Social and Governance Report of this annual report.

The Group treasured to maintain a good relationship with its clients. We are committed to offer a broad and diverse range of inspiring, value-for-money, good quality services and products to our clients.

The Group maintains a fair, safe and ethical approach in its day-to-day operation towards its numerous and diversified contractors and suppliers. To comply with the laws and regulations of its operating countries intensity, the Group has established stringent internal controls to procuring goods and services through fair and unbiased tender process. The selection of subcontractors and suppliers will be based on competitive pricing, specifications and standards, product and service quality as well as service support.

Particulars of important events affecting the Group that have occurred since the end of the financial year 2024, if any, is set out in the above sections and the notes to the consolidated financial statements in this annual report. The prospects of the Group's business is discussed throughout this annual report including in the "Chairman's Statement" of this annual report. Throughout 2024, there was no incidence of non-compliance with the relevant laws and regulations that have a significant impact on the Group's business.

SUBSIDIARIES

Details of the Company's principal subsidiaries as at 31 December 2024 are set out in note 1 to the consolidated financial statements in this annual report which, in the opinion of the Directors, materially contribute to the net income of the Group or hold a material portion of the assets or liabilities of the Group. Unless otherwise stated, the principal place of operation of each company is the same as its place of incorporation.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2024 are set out in the consolidated statement of profit and loss. The Board does not recommend the payment of final dividend for the year ended 31 December 2024. A summary of the published results and assets and liabilities of the Group for the last five financial years is set out on the last page of this annual report.

CLOSURE OF REGISTER OF MEMBERS FOR AGM

The register of members of the Company will be closed from Tuesday, 24 June 2025 to Friday, 27 June 2025, both days inclusive, for the purpose of determining the entitlement to attend and vote at the annual general meeting ("AGM") scheduled to be held on Friday, 27 June 2025. In order to be eligible to attend and vote at the AGM, all transfer forms accompanied by relevant share certificates must be lodged with the Company's Branch Share Registrar in Hong Kong, Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong ("Branch Share Registrar") not later than 4:30 p.m. on Monday, 23 June 2025.

REPORT OF THE DIRECTORS

SIGNIFICANT INVESTMENTS HELD, MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, AND FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

Save for those disclosed in this annual report, there were no other significant investments held, nor were there material acquisitions or disposals of subsidiaries during the year under review. Apart from those disclosed in this annual report, there was no plan recognized by the Board for other material investments or additions of capital assets at the date of this annual report.

EQUITY-LINKED AGREEMENTS

Save as disclosed in this annual report under the paragraphs headed (i) "Issue of consideration shares" in the section of management discussion and analysis, (ii) "Share Option Scheme" and "2023 Share Award Scheme" in the section of Report of the Directors of this annual report, (iii) "Investments in Joint Ventures" in Note 16, (iv) "Convertible Notes" in Note 32; and (v) "Warrants" in Note 34 of the Financial Statements, no equity linked agreements that will or may result in the Company issuing shares or that require the Company to enter into any agreements that will or may result in the Company issuing shares were entered into by the Company during the year ended 31 December 2024 or subsisted at the end of the year ended 31 December 2024.

DONATIONS

During the year ended 31 December 2024, the Group made no charitable and other donations.

PROPERTY AND EQUIPMENT

Details of movements in the property and equipment of the Group during the year are set out in note 13 to the consolidated financial statements in this annual report.

BANK AND OTHER BORROWINGS

Details of interest-bearing borrowings of the Group as at 31 December 2024 are set out in note 30 to the consolidated financial statements in this annual report.

SHARE CAPITAL AND SHARE AWARD SCHEMES

Details of movements in the Company's share capital and share award schemes during the year are set out in note 34 to the consolidated financial statements in this annual report.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Articles or the laws of the Cayman Islands, being the jurisdiction in which the Company was incorporated, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders of the Company unless otherwise required by the Stock Exchange.

PERMITTED INDEMNITY PROVISION

A permitted indemnity provision (as defined in section 469 of the Hong Kong Companies Ordinance) for the benefit of all the former and existing directors of the Company is currently in force and was in force throughout the year of 2024 and as of the date of this Directors' report.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 31 December 2024, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

TAX RELIEF

The Company is not aware of any relief from taxation available to the Shareholders of the Company by reason of their holding of the shares of the Company.

RESERVES

At 31 December 2024, the Company's reserves available for distribution, calculated in accordance with the Companies Law, Chapter 22 (as amended) of the Cayman Islands, amounted to approximately HK$224.2 million. The amount of HK$224.2 million includes the Company's share premium account of approximately HK$817.6 million in aggregate at 31 December 2024, which may be distributed provided that immediately following the date on which the dividend is proposed to be distributed, the Company will be in a position to pay off its debts as and when they fall due in the ordinary course of business.

Details of movements in the reserves of the Company and the Group during the year are set out in note 45 to the consolidated financial statements and in the consolidated statement of changes in equity respectively in this annual report.

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results and assets and liabilities of the Group for the past five financial years is set out on the last page of this annual report.

MAJOR CUSTOMERS AND SUPPLIERS

During the year ended 31 December 2024, the percentage of purchases attributable to the largest supplier and the 5 largest suppliers combined accounted for approximately 76% and 93% of the total purchases of the Group respectively. The percentage of revenue from sales of goods or rendering of services attributable to the largest customer and the 5 largest customers combined accounted for approximately 20% and 55% of the total revenue of the Group respectively.

None of the Directors, their close associates or any shareholders (which to the knowledge of the Directors own more than 5% of the Company's issued share capital) had interests in the Group's five largest customers or suppliers.

REPORT OF THE DIRECTORS

DIRECTORS

The Directors of the Company during the year and up to the date of this report were:

Executive Directors	Mr. Lau Hing Tat Patrick *(Chairman)*
	Mr. Chan Yick Yan Andross *(Chief Executive Officer)*
	Mr. Qiu Bin
Non-executive Director	Mr. Ma Lida
Independent non-executive Directors	Ms. Tam Ip Fong Sin
	Mr. Wang Yuncai
	Mr. Liu Kwong Sang
	Mr. Tang Zhaodong
	Mr. Chan Anthony Kaikwong (resigned on 28 January 2024)

Pursuant to Article 108(a), Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong will retire by rotation at the forthcoming AGM and, being eligible, offer themselves for re-election.

The Company has received from each of its independent non-executive Directors an annual confirmation of their independence from the Group. Based on such confirmations, the Company considers that each of such Directors to be independent from the Group.

The biographical details of current Directors and senior management are disclosed in the section headed "Biographies of Directors and Senior Management" of this annual report.

DIRECTORS' SERVICE CONTRACT

None of the Directors of the Company who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company not terminable by the Company within one year without payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS AND CONTRACTS OF SIGNIFICANCE

Details of connected transactions and continuing connected transactions are disclosed in this Directors' report, and related party transactions are set out in note 40 to the consolidated financial statements in this annual report.

Save for the above, there were no transactions, arrangements or contracts that are significant in relation to the businesses of the Company and its subsidiaries to which the Company or any of its subsidiary was a party and in which a Director or his/her connected entity had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Group (other than contracts of service with any Director or any person engaged in full time employment of the Group) were entered into or existed during the year.

DIRECTORS' INTERESTS IN COMPETING INTERESTS

The Directors were not aware of any business or interest of the Directors and their respective associates (as defined under the Listing Rules) that compete or may compete with the business of the Group and any other conflict of interest which any such person has or may have with the Group during the year ended 31 December 2024.

DEED OF NON-COMPETITION

Each of the controlling shareholders has confirmed to the Company of his/its compliance with the non-competition undertakings provided to the Company under the deed of non-competition (as defined in the prospectus of the Company dated 12 June 2014). The independent non-executive Directors have reviewed the status of compliance and confirmed that all the undertakings under the deed of non-competition have been complied with by the controlling shareholders.

DIRECTORS' REMUNERATION

Details of the Directors emoluments are set out in note 8 to the consolidated financial statements in this annual report. The Directors' remunerations are determined subject to the recommendations of the Remuneration Committee and the Board's approval with reference to Directors' duties, responsibilities and performance and the results of the Group.

REPORT OF THE DIRECTORS

DISCLOSURE OF INTERESTS

Directors' and chief executive's interests and short positions in shares, underlying shares and debentures of the Company and its associated corporations

As at 31 December 2024, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any of the associated corporations (within the meaning of Part XV of the SFO) which (i) are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) are required, pursuant to section 352 of the SFO, to be entered in the register as referred to therein; or (iii) are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange are as follows:

Long position in the shares and underlying shares

| Name of Director | Capacity | Number of Shares | | | | Number of underlying Shares held under the Share Option Scheme | Total | Approximate % of shareholding |
		Personal interest	Family interest	Corporate interest	Other interest			
Chan Yick Yan Andross	Beneficial owner, interest of controlled corporation	4,894,000	–	93,716,887[1]	–	–	98,610,887	8.40%
Lau Hing Tat Patrick	Beneficial owner, interest of spouse, interest of controlled corporation	9,892,000	–	46,003,444[2]	–	–	55,895,444	4.76%
Qiu Bin	Beneficial owner	680,000	–	–	–	–	680,000	0.06%

Notes:

1. Such interests are held by CYY Holdings Limited, a company incorporated in the British Virgin Islands, of which Mr. Chan Yick Yan Andross is interested in the entire issued share capital.

2. Such interests are held by LSBJ Holdings Limited, a company incorporated in the British Virgin Islands, of which Mr. Lau Hing Tat Patrick is interested in the entire issued share capital.

Long position in the shares of associated corporations of the Company

Name of Director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Approximate % of shareholding
Chan Yick Yan Andross	Earthasia (International) Limited	Beneficial owner	50 (ordinary shares)	0.98%
Lau Hing Tat Patrick	Earthasia (International) Limited	Beneficial owner	50 (ordinary shares)	0.98%

Saved as disclosed above, as at 31 December 2024, none of the Directors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they have taken or deemed to have taken under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

Substantial shareholders' interests and short positions in shares and underlying shares

As at 31 December 2024, so far as the Directors and chief executive of the Company are aware, other than the interests of the Directors and chief executive of the Company as disclosed in the section titled "Directors' and chief executive's interests and short positions in shares, underlying shares and debentures of the Company and its associated corporations", the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO, or as otherwise notified to the Company and the SEHK.

Long position in the shares

Name of shareholder	Capacity/nature of interest	Number of Shares	Approximate % of shareholding
CYY Holdings Limited[1]	Beneficial owner	93,716,887	7.98%
PBLA Limited[2]	Beneficial owner	75,123,669	6.40%
Pubang Landscape Architecture (HK) Company Limited[2]	Interest of controlled corporation	75,123,669	6.40%
Pubang Landscape Architecture Company Limited[2]	Interest of controlled corporation	75,123,669	6.40%

Notes:

1. CYY Holdings Limited is 100% beneficially owned by Mr. Chan Yick Yan Andross. Accordingly, Mr. Chan Yick Yan Andross is deemed to be interested in the shares of the Company held by CYY Holdings Limited under the SFO.

2. PBLA Limited is 100% beneficially owned by Pubang Landscape Architecture (HK) Company Limited, which is in turn 100% beneficially owned by Pubang Landscape Architecture Company Limited. Accordingly, each of Pubang Landscape Architecture (HK) Company Limited and Pubang Landscape Architecture Company Limited is deemed to be interested in the Shares held by PBLA Limited under the SFO.

REPORT OF THE DIRECTORS

SHARE OPTION SCHEME

A share option scheme (the "Share Option Scheme") was adopted by the Company on 3 June 2014 and became effective on 25 June 2014.

The Board has resolved to terminate the existing share option scheme on 9 January 2023.

All the options forfeited before expiry of the Share Option Scheme will be treated as lapsed options which will not be added back to the number of shares available to be issued under the Share Option Scheme.

The number of shares that may be issued in respect of the share options granted under the Share Option Scheme is 9,677,692 Shares, representing approximately 1.00% of the weighted average number of Shares issued and outstanding for the year ended 31 December 2024.

The total number of shares available for issue under the Share Option Scheme is 1,935,538 shares (after a 5-to-1 share consolidation effective on 26 March 2025), representing approximately 0.82% of the issued shares as at the date of this annual report.

A summary of the movements of the outstanding share options during the year ended 31 December 2024 are as follows:

					Number of Share Options				
Grantees	Date of grant	Vesting date	Exercisable period	Exercise price (HK$)	As at 1/1/2024	Granted	Exercised	Cancelled/ lapsed	As at 31/12/2024
Employee(s)									
Other employee(s)	28/1/2021	28/1/2021	28/1/2021 to 27/1/2026	0.65	9,677,692	–	–	–	9,677,692

Notes:

1.   The closing price of the Shares immediately before the date on which the options were granted was HK$0.6.

2.   No share options were cancelled or lapsed during the reporting period.

Save as disclosed above, at no time during the period under review was the Company or its subsidiaries a party to any arrangement that enabled the Directors or any of their associates to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

2023 SHARE AWARD SCHEME

On 9 January 2023, the Company terminated the existing Share Option Scheme and Share Award Scheme and adopted the 2023 Share Award Scheme with effective from 6 February 2023 in order to provide eligible participants with equity incentives.

Summary of the 2023 Share Award Scheme

1.	Purposes	(i) to attract talents, suitable personnel and entities that are eligible participants; (ii) to award certain selected participants with awarded shares for accepting their appointments, employments or engagement by the Group and related entities; (iii) to recognize the contributions by certain selected participants and to provide them with incentives in order to retain them for the continual operation, development and growth of the Group and related entities; and (iv) to improve or create sense of connection and/or loyalty of certain selected participants to the Group and related entities
2.	Qualifying participants	(i) Any director and employee of the Group or its subsidiaries; (ii) any director and employee of the related entities of the Group; and (iii) any person who provided services to the Group on a continuing or recurring basis
3.	Maximum number of shares	Not exceeding 10% of the shares of the Company in issue as at the date of adoption of the 2023 Share Award Scheme (i.e. 68,349,307 shares)
4.	Maximum entitlement of each participant	Not exceed 1% of the issued share capital of the Company from time to time
5.	Vesting period	Subject to the terms and condition of the 2023 Share Award Scheme and the fulfillment of all vesting conditions to the vesting of the awarded Shares on such selected employee as specified in the grant notice and in accordance with the vesting schedule (if any) as set out therein
6.	The amount payable on acceptance of the award	Nil
7.	The remaining life of the scheme	It shall be valid and effect for a period of 10 years commencing on 6 February 2023

On 12 June 2023, the Board resolved to grant an aggregate of 35,231,235 shares, which represented approximately 4.53% of the Company's shares in issue at that date, to three employees and eight service providers. 3,754,797 of these shares were vested on 15 June 2023. The closing price of the shares immediately before the grant date was HK$0.425 each share. The fair value of the 35,231,235 shares awarded on the grant date was valued at HK$0.455 each share which was determined based on closing market price of the Company on grant date.

REPORT OF THE DIRECTORS

On 24 July 2023, the Board resolved to grant an aggregate of 22,990,000 shares, which represented approximately 2.94% of the Company's shares in issue at that date, to three directors and thirteen employees. 6,800,000 of these shares were vested on 24 July 2023. The closing price of the shares immediately before the grant date was HK$0.47 each share. The fair value of the 22,990,000 shares awarded on the grant date was valued at HK$0.46 each share which was determined based on closing market price of the Company on the grant date.

On 14 December 2023, the Board resolved to grant an aggregate of 10,128,072 shares, which represented approximately 1.13% of the Company's shares in issue at that date, to twelve employees. The closing price of the shares immediately before the grant date was HK$0.375 each share. The fair value of the 10,128,072 shares awarded on the grant date was valued at HK$0.38 each share which was determined based on closing market price of the Company on the grant date.

As disclosed above, a total of 68,349,307 shares awards were granted to certain Grantees under the 2023 Share Award Scheme, and among which a total of 15,094,797 shares awards were granted to the Directors and senior management. Out of the aforesaid 15,094,797 share awards were granted to the Directors and senior management, 10,554,797 shares awards were granted to 2 senior management with the vesting period less than 12 months from the date of grant.

There is no performance target attached with the shares awards granted under the 2023 Share Award Scheme which, however, are subject to general clawback mechanism that if a grantee ceases to be a participant on the grounds that he has committed any act of fraud or dishonesty or serious misconduct, or has been declared or adjudged to be bankrupt, or has been convicted of any criminal offence or has been convicted for any offence under any securities laws or regulations in Hong Kong, that relevant share awards made to such grantee shall automatically be cancelled.

The Remuneration Committee has noted that the 2023 Share Award Scheme is intended to attract talents, suitable personnel and entities who will accept awarded shares as part of their remuneration, compensation or payment packages for the development and growth of the businesses of the Group; to award certain selected participants with award shares for accepting their appointments, employments or engagement by the Group; to provide certain participants with incentives in order to retain them for the continual operation, development and growth of the Group and to improve or create sense of connection and/or loyalty of certain selected participants to the Group. In recommending the grant of those share awards to the selected participants and determining the number of share awards and the relevant vesting periods for the share awards to be granted, the Remuneration Committee has considered factors such as (i) whether they were considered as talent and personnel that could contribute to the development and growth of the business of the Group that the Company would want to recruit with reference to their industry experience, tenure and roles with the Group; (ii) the remuneration of them including the grant of share awards as part of their remuneration packages as an incentive offered by the Group as compared with those offered by the industry peers in order to attract them in joining the Group; (iii) whether they would accept award shares as part of their remuneration or compensation package and as inducement for them to accept any offer for appointment; (iv) the business synergy and opportunities that might be brought by them to the Group; and (v) whether the share awards could further motivate their performances for the benefit of the businesses of the Group.

The Remuneration Committee considered that for those share awards granted with the vesting period less than 12 months from the date of grant is appropriate and necessary to enable the Company to provide competitive terms and conditions to valuable talent for the development and growth of the Group's Graphene Products Business. It is necessary to enable the Company to offer competitive employment package to the grantees in order to retain valuable and loyal talent and to attract the talent and suitable personnel who will accept award shares as part of his/her remuneration, compensation or payment packages in accepting to stay on and continue his/her employment with the Group to further promote the development and growth of the Group's businesses, to improve or create sense of connection and/or loyalty of him/her to the Group and to provide incentive to him/her to continue to work for the success and improve the performance of the Group and thus it could align the interest of the grantees with the Company and its shareholders as a whole.

Accordingly, having taken into account the factors above, the Remuneration Committee considered that notwithstanding the absence of performance targets, the shorter vesting period and the limited clawback mechanism, the share awards granted during the year ended 31 December 2023 can incentivize the grantees to strive for the future development of the Company which was in line with the purpose of 2023 Share Award Scheme.

During the year ended 31 December 2024, there was no share awards granted under the 2023 Share Award Scheme.

During the year ended 31 December 2024, the number of unvested awards granted under the 2023 Share Award Scheme at the beginning and end of the reporting period was 56,794,510 and 500,000, respectively. No award granted under the 2023 Share Award Scheme was cancelled or lapsed in accordance with the terms of the 2023 Share Award Scheme during the reporting period.

During the year ended 31 December 2024, the equity-settled share-based compensation under the 2023 Share Award Scheme of HK$14,009,000 is included in employee benefit expenses and professional expenses.

Details of the 2023 Share Award Scheme are set out in the Company's announcement dated 9 January 2023, 12 June 2023, 24 July 2023 and 14 December 2023 and circular dated 12 January 2023.

The number of award shares available for grant under the 2023 Share Award Scheme at the beginning and end of the year ended 31 December 2024 were nil.

The number of shares that may be issued in respect of the share awards granted under the 2023 Share Award Scheme is 14,628,072 Shares, representing approximately 1.51% of the weighted average number of Shares issued and outstanding for the year ended 31 December 2024.

The total number of shares available for issue under the 2023 Share Award Scheme is 2,925,614 shares (after a 5-to-1 share consolidation effective on 26 March 2025), representing approximately 1.25% of the issued shares as at the date of this annual report.

REPORT OF THE DIRECTORS

A summary of the movements of the share awards during the year ended 31 December 2024 are as follows:

Grantees	Date of Grant	Vesting date	Number of Share Awards					Actual issued/ allotted
			As at 1/1/2024	Granted	Vested(Note 3)	Cancelled/ lapsed	As at 31/12/2024	As at 31/12/2024
Directors(Note 1)								
Lau Hing Tat Patrick	24/7/2023	23/7/2024	680,000	–	680,000	–	–	680,000
Chan Yick Yan Andross	24/7/2023	23/7/2024	680,000	–	680,000	–	–	680,000
Qiu Bin	24/7/2023	23/7/2024	680,000	–	680,000	–	–	680,000
Employees(Note 2)	12/6/2023	1/2/2024	500,000	–	500,000	–	–	–
	12/6/2023	1/5/2024	500,000	–	500,000	–	–	–
	12/6/2023	1/8/2024	500,000	–	500,000	–	–	–
	12/6/2023	1/11/2024	500,000	–	500,000	–	–	–
	12/6/2023	1/2/2025	500,000	–	–	–	500,000	–
	12/6/2023	11/6/2024	1,000,000	–	1,000,000	–	–	1,000,000
	24/7/2023	23/7/2024	14,150,000	–	14,150,000	–	–	14,150,000
	14/12/2023	13/12/2024	10,128,072	–	10,128,072	–	–	–
Service providers(Note 4)								
Wang Yi	12/6/2023	11/6/2024	2,000,000	–	2,000,000	–	–	2,000,000
Greg McKenzie	12/6/2023	11/6/2024	2,000,000	–	2,000,000	–	–	2,000,000
Tom Rooney	12/6/2023	11/6/2024	2,000,000	–	2,000,000	–	–	–
Corrales Trading Ltd	12/6/2023	11/6/2024	6,500,000	–	6,500,000	–	–	6,500,000
Chad Management Group Inc.	12/6/2023	11/6/2024	976,438	–	976,438	–	–	976,438
Lyons Capital, LLC	12/6/2023	11/6/2024	6,500,000	–	6,500,000	–	–	6,500,000
Onyx Relations Corp.	12/6/2023	11/6/2024	6,000,000	–	6,000,000	–	–	6,000,000
Redchip Companies, Inc.	12/6/2023	11/6/2024	1,000,000	–	1,000,000	–	–	1,000,000
			56,794,510	–	56,294,510	–	500,000	42,166,438

Notes:

1. Director Grantees refer to the directors of the Company or its subsidiaries.

2. Employee Grantees refer to the employees of the Company or its subsidiaries.

3. The weighted average closing price of the shares immediately before the vesting date was HK$0.107 each share.

4. Service providers refer to persons or companies who provide services to the Group on a continuing or recurring basis in their ordinary and usual course of business which are in the interests of the long-term growth of the Group.

EIL SHARE AWARD SCHEME

On 19 January 2021, Earthasia (International) Limited, an indirect wholly-owned subsidiary of the Company, also adopted a share award scheme (the "EIL Share Award Scheme"). Details of the EIL Share Award Scheme were set out in the announcements of the Company dated 19 January 2021. On 7 June 2023, the EIL Share Award Scheme was amended (the "Amendments"). Details of the Amendments were set out in the announcement of the Company dated 7 June 2023.

Summary of the EIL Share Award Scheme as amended

1.	Purposes	to recognize the contributions made or to be made by certain participants and to provide them with incentives in order to retain them for the continual operation and development of EIL Group and to attract suitable personnel for further development of the EIL Group
2.	Qualifying participants	(i) any individual being an employee (including without limitation any director) of any member of the EIL Group; (ii) any agent or consultant to the EIL Group; and (iii) any business or joint venture partner, contractor, any party providing advisory, consultancy, professional services to the EIL Group, or any other persons who have contributed or may contribute to the operation and development of the EIL Group
3.	Maximum number of shares	Not exceeding 10% of the shares of EIL ("EIL Shares") in issue as at the date of adoption of the EIL Share Award Scheme (i.e. 500 EIL Shares). Pursuant to the Amendments, the EIL Share Award Scheme limit may be refreshed provided that the limit so refreshed must not exceed 10% of the number of shares in the issued share capital of EIL as at the date of approval of refreshment by the EIL Board.
4.	Maximum entitlement of each participant	Pursuant to the Amendments, the maximum entitlement which may be awarded to a selected participant under the EIL Share Award Scheme, including (a) the EIL Shares issued and to be issued under the awards already granted or to be granted to such selected participant under the EIL Share Award Scheme (excluding any awards cancelled in accordance with the terms of the EIL Share Award Scheme); and (b) any EIL Shares issued and to be issued in respect of all other options and awards (if any) granted to such selected participant by EIL under any other share option and/or award scheme of EIL, in the 12-month period up to and including the date of such grant shall not exceed 1% of the number of shares in the issued share capital of EIL from time to time (the "1% EIL Individual Limit"). If required by the Listing Rules, any grant of awards by EIL that shall exceed the 1% EIL Individual Limit must be separately approved by an ordinary resolution in general meeting of EIL or the Company (as the Listing Rules may require) which such selected participant and his/her close associates (or associates if such selected participant is a connected person) abstaining from voting in compliance with the requirements of the Listing Rules (if any).

REPORT OF THE DIRECTORS

5.	Vesting period	Subject to the terms and conditions of the EIL Share Award Scheme and the fulfillment of all vesting conditions to the vesting of the awarded EIL Shares on such participant as specified in the EIL Share Award Scheme and the grant notice.
6.	The amount payable on acceptance of the award	Pursuant to the Amendments, the awarded EIL Shares shall be new EIL Shares to be allotted and issued by EIL to the selected participant at no consideration or at such other amount per awarded EIL Share and in such number and on and subject to such conditions (if any) as the EIL Board may in its absolute discretion determine.
7.	The remaining life of the scheme	It shall be valid and effect for a period of 10 years commencing on 19 January 2021.

During the year ended 31 December 2024, no EIL share awards granted. No unvested EIL share awards were outstanding as at 31 December 2024.

During the year ended 31 December 2024, no equity-settled share-based compensation under the Scheme is included in employee benefit expenses.

The number of award EIL Shares available for grant under the EIL Share Award Scheme at the beginning and end of the year ended 31 December 2024 were 400 EIL Shares and 400 EIL Shares respectively.

During the year ended 31 December 2024, EIL was not a principal subsidiary of the Company within the meaning of Rule 17.14 of the Listing Rules.

CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

During the year ended 31 December 2024, the Group has not carried out any connected transactions that are not fully exempt from annual review and disclosure requirements under Chapter 14A of the Listing Rules.

RELATED PARTY TRANSACTIONS

Details of the related party transactions undertaken by the Group in its normal course of business are set out in note 40 to the consolidated financial statements in this annual report. The transactions do not fall under "Continuing Connected Transactions" in accordance with Chapter 14A of the Listing Rules. The Company confirmed that it has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors, as at the date of this annual report, at least 25% of the Company's total issued share capital was held by public as required under the Listing Rules.

AUDITOR

The consolidated financial statements of the Company prepared in accordance with International Financial Reporting Standards for the six years ended 31 December 2019, 2020, 2021, 2022, 2023 and 2024 were audited by Crowe (HK) CPA Limited ("Crowe").

Crowe will retire and being eligible, offer themselves for re-election. A resolution for the reappointment of Crowe as auditor of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board
Lau Hing Tat Patrick, *JP*
Chairman

Hong Kong, 28 March 2025

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

1. ABOUT THIS REPORT

1.1. About the Group

Graphex Group Limited ("Graphex" or the "Company") and its subsidiaries (collectively the "Group" or "we", "our") conduct graphene processing in the People's Republic of China ("PRC"), as well as landscape architecture businesses in Hong Kong and PRC. Offices were established in Mainland China and Hong Kong for our professional landscape business. The Group has obtained dual qualifications in Category A of Specific Landscape Engineering Design Qualification in landscape architecture from the Ministry of Housing and Urban-Rural Development of the PRC through two subsidiaries respectively in January and April 2019; the qualification allows the Group to undertake any specific landscape engineering design without restriction over project type or scale. Graphex believes that landscape design is intricately connected to sustainability and will continue to support sustainability through professional environmental design.

1.2. About the Report

The seventh Environmental, Social and Governance ("ESG") Report of the Company (the "Report") continues to fulfil its ESG commitments by reporting the Group's up-to-date policies, measures and performances to allow stakeholders to understand the Group's direction of development. The Report is prepared in both the Chinese and English, and both versions of the Report have been uploaded to the websites of the Stock Exchange of Hong Kong ("SEHK") and the Group: www.graphexgroup.com. Details regarding the Group's corporate governance are provided in the Corporate Governance Report section of the Annual Report.

1.3. Reporting Boundary

The Report focuses on the Group's ESG performance between 1 January 2024 and 31 December 2024 (the "reporting period"). The reporting boundary includes the operations of landscape architecture business in all offices of the Group in Hong Kong and Mainland China and all offices of the graphene business in Hong Kong and the main graphene manufacturing facility in Heilongjiang Province, PRC.

Business segment	Entities in reporting boundary
Graphene manufacturing	Hong Kong office, Heilongjiang facility
Landscape architecture	Hong Kong office, Shenzhen office, Guangzhou office, Shanghai office

1.4. Reporting Standard

1.4.1. The Report adheres to the four Reporting Principles (i.e. Materiality, Quantitative, Balance and Consistency) stated in the Environmental, Social and Governance Reporting Guide (the "Guide"). On the basis of 'comply or explain' provisions, important 'recommended disclosures' in the Guide have also been selected into disclosure for enhanced reporting contents.

1.4.2. In preparation of this Report, due diligence has been taken to adhere to the Reporting Principles stipulated in the ESG Reporting Guide:

- "Materiality" – The materiality assessment detailed on page 62 has ensured the Report addresses the most material ESG topics pertaining to our businesses.

- "Quantitative" – The Report strives to disclose quantitative metrics and related targets whenever possible, to demonstrate our impact.

- "Balance" – The Report presents an unbiased representation of our ESG management approach and performance. It avoids misleading omissions and presentation.

- "Consistency" – Whenever deemed material, the Report details the standards, tools, assumptions and/or source of conversion factors used, as well as explanations of any inconsistencies to previous reports.

1.5. Confirmation and Approval

1.5.1. Information contained in this Report was sourced from official documents and statistical data of the Group, and from managerial and operational information aggregated in accordance with systems of the Group. The Report was approved by the Board of Directors (the "Board") on 28 March 2025.

1.6. Opinion and Feedback

The Group welcomes any comments or suggestions from stakeholders on its ESG performance. Please contact the Graphex Company Secretary via the channels below:

Address: 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong
Phone: 2559 9438
Fax: 2559 9841

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

2. OUR ESG APPROACH

2.1. Governance Structure

The Board of Graphex is responsible for the development of the Group's strategy, the supervision of its environmental and social performances and to ensure an effective and sound internal control and risk management system are in place. Through the director's committees, the Board formulates the strategies, supervises the implementation and to lead and guide the management. The Board delegates the power and duties to the management to supervise the Group's management, execution and administration. Under the leadership of the Chief Executive Officer ("CEO"), the management is responsible for the day-to-day operation, implementation of strategies approved by the Board and regular reporting to the CEO. The CEO then reports the progress of the approved strategies and the Group's development to the Board.

2.2. Stakeholder Engagement

We have always valued stakeholder engagement. Stakeholders' views and suggestions on the Group's ESG performance have been sought through organising various events throughout the reporting period. The Group believes that stakeholder engagement can help the Group to better identify risks and opportunities of different ESG aspects, and lead to refined management policies and practices. Stakeholder communication during the reporting period included:

Internal stakeholders	External stakeholders
Employees	Investors and shareholders, suppliers, the general public and communities, professional associations, government departments and other public bodies

Means of stakeholder engagement:
Regular meetings, emails, shareholder meetings, public consultations, internship programmes, industry conferences, community events, etc.

2.3. Materiality Assessment

2.3.1. In 2020, the Group commissioned an external consultant to conduct a materiality assessment to identify the top ESG-related topics material to our operations. The assessment consists of three stages:

- Stage 1 "Identification" – Taking into account of the industry landscape, a total of 21 potential material ESG topics were identified based on the content of the ESG Reporting Guide.

- Stage 2 "Ranking" – In order to rank the materiality of the ESG topics, an online survey was distributed to internal and external stakeholders that asked them to score the importance of the topics to the Group's long-term business development.

- Stage 3 "Disclosure" – The ranked topics identified were presented to the ESG Committee of the Company for validation and discussion, prior to approval by the Board. This report focuses on the disclosure of these ESG-related issues identified material by the stakeholders. This report discloses the corresponding management approach, initiatives and performance of each topic. The Group shall continue to further engage with the stakeholder groups, in order to gain a more comprehensive perspective on the materiality of the ESG-related issues.

2.3.2. Based on the survey results, the top three ESG-related topics in each category were as follows:

Category	ESG-related topics
Environmental	Responding to climate change risk
	Energy management
	Water management
Social	Employment practices
	Safe and healthy working environment
	Training and development
Governance	Anti-corruption
	Protecting customer privacy
	Protecting intellectual property rights

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

3. AWARDS & RECOGNITION

As a testament to our continuous strive towards operational excellence, we have received the following awards and honours during the reporting period:

Award name	Project	Award issuer
HKIA Special Award Sustainable Architecture	TWGHs E-co Village	The Hong Kong Institute of Architects
2024 IFLA AAPME Awards – Award of Excellence	A Super Park Complex in City Hub Hefei	International Federation of Landscape Architects: Asia-Pacific Region
2024 IFLA AAPME Awards – Honourable Mention Award	Renovation of Sun Jiang & Shi Sun Park, Quanzhou	International Federation of Landscape Architects: Asia-Pacific Region
2024 IFLA AAPME Awards – Honourable Mention Award	A Pathway to Prosperity Bodu River Renovation	International Federation of Landscape Architects: Asia-Pacific Region
2023 Shanghai Outstanding Territorial Spatial Planning and Design Award – Third Prize	Rizhao Coastal Zone Protection and Utilization Plan (2019–2035)	Shanghai Urban Planning Trade Association
2024 MUSE Design Awards Park & Open Space Landscape – Gold Winner and 2024 MUSE Design Awards Landscape Renovation – Gold Winner	A Pathway to Prosperity Bodu River Renovation	International Awards Association – MUSE Design Awards
The 14th China International Landscape Planning and Design Competition – First Award	CSCEC Han Xin Gong Guan	The Great Wall Greening Promotion Association of China
The 14th China International Landscape Planning and Design Competition – Second Award	Shanghai Dahua Wu Tong Yue	The Great Wall Greening Promotion Association of China
The 14th China International Landscape Planning and Design Competition – Second Award	Haokou Hao Ting Ming Yuan	The Great Wall Greening Promotion Association of China
The 14th China International Landscape Planning and Design Competition – Second Award	Hefei Gao Su Yi Pin	The Great Wall Greening Promotion Association of China
MIX Global Excellence Design Awards (Top 10) – 2024 Winter	Xian Dahua Jin Xiu Nian Hua	MIX Global Excellence Design Awards

4. RESPONSIBLE FOR OUR OPERATIONS

The Group is committed to business ethics and responsible service delivery. Through a sound operational system, the Group has therefore put in place a series of policies and measures on supply chain management, product responsibility and anti-corruption to safeguard the brand and market performance.

4.1. Product and Service Quality & Safety

4.1.1. Graphene segment

Graphene, a thin layer of pure carbon atoms, is the thinnest and hardest nanomaterial known at present. With high thermal and electrical conductivity and excellent light transmission, it has broad application potential in electronics, optics, magnetism, biomedicine, catalysis, energy storage and sensors, as well as many other fields. To manufacture this "Black Gold", spherical and micronized graphite is needed as input material. As a leader in the graphite processing industry in China, the Group's Heilongjiang facility is engaged in the deep processing of raw graphite material (flake graphite and semi-spherical graphite) to spherical and micronized graphite. The facility ensures product quality through systematic control measures throughout the processing stages, while the safety of workers is safeguarded through safety policies (See Section: Employee Health & Safety).

4.1.2. Landscape architecture segment

The Group's landscape architecture segment operates by the Quality Management Manual in accordance with ISO 9001:2015 to enhance the management of design or services. In order to ensure that the final design meets the requirements of various stakeholders, the Group holds project meetings occasionally to understand the needs and suggestions of all parties and strictly complies with national and regional legal requirements in the project design process. The Group's management also reviews the status of projects from time to time to ensure that workflow is in accordance with relevant regulations. In future, the Group will also collect customer feedback and suggestions through the customer satisfaction survey and carry out improvement work based on customers' feedback to improve the quality of projects and services.

4.1.3. All of the Group's landscape design work complies with relevant national or regional laws, regulations and guidelines (e.g. the Civil Engineering and Development Department's Guidelines on Safe Access for Slope Maintenance; the Architectural Services Department's Guidelines on Universal Accessibility for External Areas, Open Spaces and Green Spaces; and the GLTM Section's Proper Planting Practices and other latest relevant landscape and tree risk assessment guidelines) to ensure that the requirements on design safety and community health impacts are met.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

4.2. Supply Chain Management

4.2.1. The Group attaches importance to the management of environmental and social risks in the supply chain and encourages suppliers to be environmentally and socially responsible. The Group has developed the Office Handbook, the Code of Conduct and the ESG Policy to standardise the Group's supplier selection process.

4.2.2. Currently, the Group's suppliers are mainly suppliers of raw graphite material, travel agencies, professional services, and food suppliers. For office procurement matters, relevant staff should fill in the Purchase Requisition Form and submit it to the Administration Department for confirmation before the procurement. Additionally, the Group also assesses suppliers on an ad-hoc basis to ensure that they comply with the Group's environmental and social requirements. The landscape architecture segment strives to maximise the use of low-carbon and non-hazardous material in their designs. With regards to the management of social risks of its supply chain, the Group strictly prohibits any individuals or organisations that are related to the Group, including suppliers, to offer employees illegal benefits which can affect their business decision-making. Offenders should be disqualified from supplier list.

4.2.3. The number of suppliers by countries or regions is presented as follows:

	Hong Kong	Mainland China
Number of suppliers	14	63

4.3. Customer Privacy

4.3.1. The Group's Office Handbook stipulates that, all employees are prohibited from disclosing customers' information, including but are not limited to customers' names, contact numbers and addresses, to any third parties without the consent of the employer or the Group. The Company also protects the personal data of its employees as required by the code of practice obligations and has set out the Company's Privacy Policy in its Office Handbook.

4.4. Intellectual Property Rights

4.4.1. The Group undertakes to sign non-disclosure agreements with its clients in the course of cooperation to ensure the intellectual property rights of both parties are not infringed. For the time being, the Group's operations do not involve matters relating to product advertising, labels using and customer complaints. The Group will update the relevant policies in accordance with its business development in a timely manner.

4.5. Anti-corruption

4.5.1. The Group understands anti-corruption is not only a social expectation towards corporations, but also an important way for corporations to undertake social responsibility. Through the formulation of the Code of Conduct, the Group is committed to fight against corruption.

4.5.2. As stated in the Code of Conduct, the Group strictly prohibits any bribery or corruption. All employees are forbidden to accept benefits from third parties individual or organisation. Under certain circumstances, employees can accept promotional gifts, souvenirs or holiday gifts (not exceeding HK$500). Should the employees violate the above rule, they may face prosecution or internal disciplinary action. The Group reviews the implementation of this policy statement periodically and ensures that it is being put into practices.

4.5.3. The Group holds activities related to the Code of Conduct regularly to increase directors and employee's knowledge of anti-corruption.

4.6. Community Development

4.6.1. The Group understands that the development of a corporation cannot be achieved without the support from local communities. Through the formulation of the ESG Policy, the Group strives to offer more support to local communities in which it operates. The Group's vision on community development is to lead the new generation of integrated recreation, care community development in order to solve the severe problem of aging society; and provide inspirational children's play facilities and a family-oriented leisure ambience. We have already designed several recreation-care communities in the PRC which complements Graphex's vision and design concept.

4.6.2. In addition, the Group strongly support educational and community development. The Group organized several student visits to its office of landscape design segment in Hong Kong, strengthening their skills and business capacity in landscape design and helping them adapt to the needs of the community. Hosting students fosters industry engagement, education, and workforce development, reflecting the Group's commitment to social responsibility. By supporting underprivileged students and collaborating with educational institutions, the Group enhances equitable access to education and career opportunities. Furthermore, the Group's encouragement of mentorship programs through student visits demonstrates its leadership in shaping the next generation of landscape professionals. Below table is the summary of student visits in 2024:

Date	University/Institute/School	No. of students visiting
27 February 2024	Technological and Higher Education Institute of Hong Kong	13
20 March 2024	Hong Kong University	38
21 March 2025	Hong Kong Design Institute (HKDI) Diploma in Landscape Architecture	12

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

5. CARE FOR OUR EMPLOYEE

Graphex believes that a good employment environment is one of the key steps in promoting the Group's sustainable development. The Group is committed to creating a safe and comfortable working environment for its employees, providing a sound career development system to ensure all employees are respected and motivated.

5.1. Employment Practices

5.1.1. A sound employment system is not only the key to attract talents, but also an important security for employee's rights and interests. The Group has formulated the ESG Policy, Office Handbook and the Staff Handbook adopted by all operational sites to improve the Group's regulations on remuneration and dismissal, recruitment and promotion, working hours, leave, equal opportunities and anti-discrimination, diversity and other benefits.

Details of the above policies include:

Remuneration and dismissal	Recruitment and promotion	Working hours
The employment contract signed by each employee of the Group must clearly specify the remuneration package of the position and set out the termination procedures and conditions of dismissal (e.g. serious misconduct). Each site of operation also has its own Staff Handbook, which is updated in a timely manner. For example, the Staff Handbook states that the employee's wages include basic wages, position pay, and overtime pay; if a regular employee resigns, the resignation application should be filled out 30 days in advance and reported to all levels of management for approval.	The Group's management conducts an annual performance review of its staff and determines the promotion based on their performance. The review also includes climate-related KPI. In addition, the Staff Handbook states that recruitment is based on the principle of "open recruitment, merit-based selection"; promotion decisions are based on daily performance and are reviewed by the Human Resources Department and approved by the general manager.	The Group's normal working hours are 8 hours per day, 5 days per week, with a 1-hour lunch break.

Leave	Equal opportunities and anti-discrimination	Diversity
The Group strictly follows the relevant local laws and regulations in the respective sites of operation and makes reasonable arrangements for employees' holidays, such as annual leave and sick leave.	The Group is committed to providing fair employment opportunities for all employees and prohibits all forms of discrimination and harassment on the basis of race, skin colour, religion, sex, physical condition, marriage and family and national origin. The Company has equal opportunities clauses contained in the Office Handbook.	The Group is committed to creating an atmosphere of diversity in the workplace and encouraging the employment of staff from diverse backgrounds.

Other benefits	Prevention of child labour	Prohibition of forced labour
The Group has provided additional benefits to its employees, including medical insurance and overtime subsidies.	The Group is committed to prevent child labour in the workplace. Child workers should leave the workplace as soon as they are discovered, and their contracts should be terminated.	The Group ensures all employment relationships are voluntary and prohibits any forms of forced labour.

5.2. Employee Development and Training

5.2.1. It is important for employees to enhance their working skills for the development of their future career paths. The Group values the development of its employees and provides training opportunities in order to support them in gaining knowledge and skills on performing relevant jobs. Such trainings are managed through the ESG Policy.

Training activity	Performance review
During the reporting period, the Group's employees received induction training and technical training on topics such as building information modelling.	The Group conducts an annual performance review to assess the performance of its employees and to serve as a basis for determining their future promotion and direction of training.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

During the reporting period, the Group has achieved the following indicators of employee development and training:

Number and percentage of staff that received training	2024	2023
Number of staff that received training	57	110
Percentage of staff that received training	25%	41%

Number of staff that received training by employment category	2024	2023
Chief executive	0	0
Management	5	10
General staff	52	100

Number of staff that received training by gender	2024	2023
Male	36	52
Female	21	58

5.3. Employee Health and Safety

5.3.1. The Group places the health and safety of its employees as top priority. At our graphene processing plant, our safety policy governs the mechanisms in place to ensure occupational risks are minimized. The following outlines major safety protocol and measure the plant implements:

Worker safety	Storage safety
All new workers at the processing plant is required to receive and pass the three-tier safety training. For personnel in charge of critical equipment and facilities, they are required to obtain operating certificates in accordance with relevant national regulations. To protect workers against dust hazards, the plant adopts the latest technology, such as a negative pressure system that ensures the effective delivery of fresh air. All personal protection equipment (PPE) provided to employees meet national or industry standards.	The input material required for operations are stored in special areas that meet relevant conditions, such as in terms of sun and moisture protection, ventilation, lightning protection, anti-static features etc.. The storage areas are equipped with fire-fighting equipment and communication and alarm devices.

Equipment safety	Accident prevention
The input, intermediate and output products used in the operation process generates graphite powder. Although there is no risk of dust explosion, it is able to penetrate surrounding electrical equipment and cause short circuits and electric shock accidents. Thus, all electrical equipment in the vicinity are inspected and cleaned frequently to prevent such damage. The mechanical equipment used during operations are mainly high-pressure centrifugal fans, shut-off fans, filter presses, automatic packaging machines, etc., which are all qualified products with safety protection devices.	The plant has established safety prevention mechanisms at all levels. Front-line workers have reporting channels available to report potential safety issues in a timely manner. Safety management personnel ensure the reported issues are addressed and rectified by the maintenance team. In addition, the safety team engages in regular safety risk assessments to identify and mitigate potential safety hazards. In the event of an accident, the emergency plan is immediately activated and each case is investigated thoroughly to identify the root causes to avert against similar cases in the future.

5.3.2. At our offices, the Staff Handbook gives guidance to employees on handling occupational safety matters. For example, if old, worn or loose wiring is spotted, the relevant personnel should immediately notify the department head or an electrician; if an accident occurs, the relevant personnel should immediately notify the general manager and personnel department and escort the injured to the hospital.

5.4. Pandemic Measures

5.4.1. In response to the potential outbreak of pandemics, we have taken a range of actions and measures to ensure business resilience, as well as ensure the safety of our employees and customers. The actions we implemented include but are not limited to:

- We integrated pandemic risks into the enterprise risk management mechanism. We constantly explore diversified businesses to avoid concentration in few business sectors or regions. Moreover, we included pandemic-related reporting and management guidelines in business continuity plans.

- We embraced new communications technologies to facilitate seamless communication for business continuity. During the reporting period, we have made extensive usage of the Zoom infrastructure.

- We provided protective and disinfection products such as face masks, alcohol-based hand sanitisers, bleach, cleansers and gloves at the workplace.

- We adopted special work arrangements, such as work-from-home policies and/or flexible working hours (to avoid peak hour travelling).

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

5.5. Staff Welfare Activities

5.5.1. Graphex holds activities for staff from time to time, to enhance employee well-being and sense of belonging in the company, we hold activities during festivity and birthday celebrations. The following lists some of the activities that were held this year:

- Graphex 10th listing anniversary party

- Staff birthday party

- Staff design sharing

- Supplier presentation

- Office happy hour cum staff presentation and design sharing

- Christmas party – a festive event with plenty of food and drinks, lucky draw, gift exchange and games

6. CONCERN ABOUT OUR ENVIRONMENT

The Group is dedicated to mitigating the negative environmental impacts associated with its operation. As a result, the Group places high importance on the environmental management of its operation, where the ESG policy sets out the Group's management approach on use of resources, emission management, natural resources and climate change.

6.1. Reasonable Use of Resources

6.1.1. The Group is committed to maximising resources use and conservation to the utmost. The following are the measures of resource conservation:

Resource type	Measures of conservation

Electricity	• Air-conditioning
	  o Set the air-conditioning temperature to 24 to 26 degrees Celsius;
	  o Regular maintenance of air-conditioning to ensure its efficient operation;
	  o Set the air-conditioning system to auto off mode after 6:30 p.m. each day.
	• Computer
	  o Set the computer monitor to the appropriate brightness and automatically go into hibernation if it is unused for a long period of time.
	• Light
	  o Turn off the light outside the lobby area after 6:30 p.m. each day; and
	  o Turn off the light of individual work area when leaving the office.

Gasoline	• Encourage staff to choose event venues nearby to reduce long distance travel.
Paper	• Use recycled paper or FSC-certified paper for office use; • Encourage staff to use electronic communication tools for communication and reduce paper use; and • Install a smart printing system to the two printers in Hong Kong office to reduce paper usage and encourage staff awareness of unnecessary paper consumption.
Water	• Install a water tap sensor to automatically control the switch; and • Check the working condition of the faucet regularly, and report and repair in a timely manner if any problems were found.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

6.1.2. To reduce energy consumption and raise awareness of energy conservation, we will continue to implement energy efficiency measures in our factories and offices. During the reporting period, the operations of our graphene and landscape architecture consumed an equivalent of 2,078.68 MWh of energy, with the graphene segment contributing 80% of total energy consumption. We will continue to evaluate effectiveness of our measures of conservation to further reduce energy use.

			Graphene		Landscape	
Energy consumption		Unit	2024	2023	2024	2023
Direct energy	Gasoline	MWh	0	0	6.1	25.1
Indirect energy	Electricity	MWh	1,683.5	1,355.9	389.08	305.7
	Heat	MWh	0	0	0	0
Total energy consumption		MWh	1,683.5	1,355.9	395.18	330.8
Gross Floor Area (GFA)		m^2	2,275.00	2,423.18	993.79	2,813.30
Energy intensity (per Gross Floor Area)		MWh/m^2	0.74	0.56	0.4	0.1

6.1.3. During the reporting period, the Group consumed a total of 1,394 m^3 of water for its landscape business segments. Regarding our graphene segment, no data is available as we withdraw groundwater from a local well, rather than from municipal supplies.

The coming year, the Group shall aim to set up systems to measure the groundwater withdrawal. The Group targets to identify the causes of high rates of water consumption and take remedial action to minimise the use of water.

		Graphene		Landscape	
Water consumption	Unit	2024	2023	2024	2023
Total water consumption	m^3	N/A	N/A	1,394	1,087
Water intensity (per Gross Floor Area)	m^3/m^2	N/A	N/A	1.4	0.47

6.2. Greenhouse Gas (GHG) Emissions

6.2.1. In support for the Paris Agreement goal of limiting global warming, the Group aims to reduce GHG emission intensity in the future.

6.2.2. Our carbon footprint has been quantified as below, with reference to the Guideline compiled by the Environmental Protection Department and Electrical and Mechanical Services Department of Hong Kong and the GHG Protocol.

6.2.3. During the reporting period, the Group's total GHG emissions amounted to 1,168.23 tonnes of carbon dioxide equivalent (tCO$_2$e), with the Graphene segment contributing 77%. Scope 1 emissions contributed 0.15%, which includes fuel use from vehicles. Scope 2 emissions included indirect GHG emissions from electricity and heat purchased, which accounted for 95.95%. For Scope 3, the Group included indirect emissions from business travels of its employees, which accounted for 3.9%.

GHG emissions		Unit	Graphene 2024	2023	Landscape 2024	2023
Scope 1	Stationary combustion	tCO$_2$e	0	0	0	0
	Mobile combustion	tCO$_2$e	0	0	1.7	6.9
Scope 2	Electricity	tCO$_2$e	904.01	774.1	216.95	184.3
	Heat	tCO$_2$e	0	0	0	0.1
Scope 3	Business travels	tCO$_2$e	0	4.0	45.57	67.1
Total GHG emissions		tCO$_2$e	904.01	778.1	264.22	258.4
GHG intensity (per Gross Floor Area)		tCO$_2$e/m^2	0.4	0.32	0.27	0.11

6.3. Air Emissions

6.3.1. The major air pollutants that are released from the Group's operations includes nitrogen oxides ("NO$_x$"), sulphur oxides ("SO$_x$"), and respirable suspended particulates ("RSP") from the use of vehicles and natural gas. For the graphene factory, the major air pollutants generated are acid and vapour discharged from the reactor. The exhaust gas is collected by an acid mist absorption tower, where the acidic components are removed by spraying with alkaline solution.

Air emissions	Unit	Graphene 2024	2023	Landscape 2024	2023
Nitrogen oxides (NO$_x$)	kg	0	0	0.65	2.36
Sulphur oxides (SO$_x$)	kg	0	0	0.01	0.04
Respirable suspended particulates (RSP)	kg	0	0	0.05	0.17

6.3.2. The Group is working towards improving our performance on reducing air emissions, the Group is actively including studying the feasibility in monitoring air quality and encouraging employees to use public transport and other low-carbon emission travel methods, we aim to lower the air emissions year by year. We have encouraged our staff especially the senior staff to take public transport, while special permission is required from director for staff who request to use the company car for field trip.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

6.4. Waste

6.4.1. During the reporting period, the Group generated a total of 0 kg of hazardous waste, which was composed of waste chemicals and graphite residues from graphite processing, as well as waste batteries and electronic equipment. All hazardous waste are handled by authorised contractors according to local regulations, while graphite residues were resold to third-parties for re-use/recycling. With regard to non-hazardous waste, the Group generated a total of 2,269.15 kg that was composed of general waste and recycled metal, plastic and paper.

Waste generated	Unit	Graphene 2024	2023	Landscape 2024	2023
Hazardous waste	kg	0	12,120,852	0	0
– Recycled	kg	0	12,022,602	0	0
Hazardous waste intensity (per Gross Floor Area)	kg/m^2	0	5,002.0	0	0
Non-hazardous	kg	368	342	1,901	2,299
– General waste	kg	368	342	1,617	2,077
– Recycled	kg	0	0	284	222
Non-hazardous waste intensity (per Gross Floor Area)	kg/m^2	0.16	0.14	1.91	0.99

6.4.2. In the graphite processing facility, another solid waste generated is sewage sludge separated after the neutralisation of the sewage. A sewage treatment station was built for the neutralisation treatment, where some of the treated wastewater is reused and some would be discharged. The sludge is collected and used for brick burning or road paving to avoid disposal and wastage.

6.4.3. The Group will continue to reduce hazardous waste and reuse and recycle non-hazardous waste on and off site in the forthcoming year.

6.4.4. In order to reduce non-hazardous waste from source and encourage recycling, the Group has placed recycling bins for waste recycling. Besides, HK office has installed a smart printing system to the two printers where access card is required for print out with restricted no. of printing quota. Printing request will be automatically cancelled if access card is not presented for more than 24 hours. This practice has successfully reduced paper waste production.

6.5. Protecting the Environment and Natural Resources

6.5.1. Noise

Noise pollution is one environmental impact arising from the graphite processing facility. The major source of noise in the facility is the air compressor, which is installed in an isolated room. To mitigate the impact of noise, the facility selects advanced technology and equipment with low noise. Noise absorption and shock absorbing measures are also implemented. For example, the compressor outlet is equipped with a resistant muffler that reduces the noise level by around 30 dB.

6.5.2. Other natural resources

In all landscape design projects, the Group adheres to the principles of protecting natural habitats, and biodiversity conservation, in order to reduce the impact on natural resources and surrounding environment. In various projects with landscape builders, the Group also promotes the use of renewable energy in all possible circumstances. A complaint mechanism is also established to handle and respond to environmental-related comments and suggestions in a timely manner.

Graphex has been taking the leading role to promote biodiversity and blue-green infrastructure in both our landscape practices and research. In 2024, HK office has applied a funding from Professional Services Advancement Support Scheme of the HK government to conduct a research on HK Urban Landscape Series – Sustainable Urban Streetscapes with an aim to promote the concept of urban forestry, biodiversity and blue-green infrastructure for the industry and the public about the importance to build up a resilient city against climate change.

6.6. Case Study 1:

Project: TWGHs E-Co Village

Address: 180 Wan Po Road, Tseung Kwan O, N.T.

The landscape design and native tree planting of the TWGHs E-Co Village project in Tseung Kwan O can significantly promote environmental sustainability, ecological health, social engagement, and good governance. Here's how each aspect is enhanced through thoughtful design and planting strategies:

Environmental Benefits

– Carbon Sequestration & Air Quality Improvement: Native trees act as natural carbon sinks, absorbing CO_2 and improving air quality in an urban setting.

– Waste Reduction & Sustainability: The project's "Transforming Waste into Energy" principle aligns with the use of sustainable materials and ecological landscaping techniques, reducing environmental impact.

– Water Management & Soil Stabilization: Native vegetation aids in water retention and mitigates soil erosion, enhancing stormwater management on the revitalized landfill.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Ecological Contributions

– Biodiversity Enhancement: Native tree planting encourages local wildlife, including birds, pollinators, and beneficial insects, creating a balanced ecosystem.

– Restoration of Natural Habitats: The project rehabilitates a landfill site into an ecologically thriving space, showcasing how urban land can be repurposed for sustainability.

– Microclimate Regulation: Green spaces lower temperatures, reducing the heat island effect in Tseung Kwan O while creating a comfortable outdoor environment.

Social Impact

– Environmental Education & Awareness: The Eco Village serves as an immersive learning space, teaching youth, families, and communities about sustainable living.

– Community Engagement & Well-being: The integration of open lawns, a horticultural therapy garden, and an organic farm fosters social interactions and encourages green lifestyles.

– Recreational & Experiential Benefits: The kinetic children's playground and relaxation spaces offer opportunities for individuals to connect with nature and enhance their overall well-being.

Governance & Policy Alignment

– Support for Sustainable Development Goals (SDGs): The project aligns with global and local sustainability initiatives, reinforcing Hong Kong's environmental policies.

– Public-Private Collaboration: The site demonstrates successful partnerships between government entities, NGOs, and the community to drive ecological and social progress.

– Long-Term Environmental Stewardship: By maintaining green spaces and promoting native planting, the project instills a governance model focused on long-term sustainability.

The TWGHs E-Co Village exemplifies how landscape architecture and ecological restoration can bridge environmental responsibility, community well-being, and effective governance.

6.7. Case Study 2:

Project: Kai Tak Light Public Housing

Address: Olympic Avenue, Kai Tak (Phase 1)

The landscape design of the Kai Tak Light Public Housing project can play a significant role in promoting environmental sustainability, enhancing social well-being, and supporting effective governance. Given the project's goal to provide short-term housing solutions while maximizing livability, landscape interventions will be essential in creating a healthy, resilient, and inclusive living environment.

Environmental Benefits

1. *Greening of Temporarily Used Land*

    –   The project repurposes government and private land for temporary housing. Thoughtful landscape design ensures ecological benefits even if the site is later redeveloped for other uses.

    –   Incorporating native vegetation reduces maintenance costs and supports local biodiversity.

2. *Urban Cooling & Climate Adaptation*

    –   Shaded pathways, and tree-lined streets mitigate the heat island effect, improving comfort levels for residents.

    –   Greenery in common green spaces optimizes space while enhancing air quality and urban cooling.

3. *Stormwater Management & Flood Resilience*

    –   Permeable pavements help absorb rainwater, reducing urban runoff and flood risks.

    –   Well-designed drainage systems integrated with landscape features can ensure efficient water management.

Social Contributions

1. *Improving Livability in Temporary Housing*

    –   While Light Public Housing is temporary, integrating landscape design helps enhance the well-being of residents by offering green spaces for relaxation and social interaction.

    –   Access to greenery has proven psychological and health benefits, reducing stress and promoting a sense of stability among residents.

2. *Encouraging Social Cohesion & Community Engagement*

    –   Common green spaces allow residents to interact, fostering a sense of belonging and shared identity.

    –   Community gardens can encourage participation, providing opportunities for residents to engage in sustainable practices.

3. *Safe & Inclusive Public Spaces*

    –   Well-lit and accessible pathways ensure safe movement for elderly individuals, families with children, and persons with disabilities.

    –   Play areas and gathering spaces offer recreational opportunities for all ages, fostering a community-oriented living environment.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Governance & Policy Alignment

1. *Sustainability in Government-led Housing Solutions*

    –   The landscape strategy aligns with Hong Kong's broader commitment to sustainable urban development, showcasing how temporary housing can be both functional and environmentally responsible.

    –   Incorporating modular greenery ensures that landscape elements can be relocated or repurposed once the land undergoes future redevelopment.

2. *Public-Private Collaboration & Long-Term Stewardship*

    –   Partnerships with NGOs and environmental groups could enhance landscape management, ensuring long-term sustainability.

    –   Public involvement in maintaining green spaces fosters a sense of ownership, reducing costs and increasing community participation.

3. *Resilient Infrastructure for Future Needs*

    –   The inclusion of energy-efficient lighting, and climate-adaptive planting strengthens long-term ecological resilience.

    –   The project serves as an innovative model for adaptive urban planning, demonstrating how temporary housing can be integrated with ecological and social sustainability goals.

The Kai Tak Light Public Housing project presents a unique opportunity to showcase how landscape design can enrich temporary urban housing solutions. By prioritizing environmental, social, and governance-focused strategies, the project can significantly improve livability, sustainability, and resilience for its residents.

6.8. Student Visit

The Group organised several student visits (please refer to section 4.6.2 of this ESG Report) to its office of landscape design segment company in Hong Kong. The student visits serve as an educational initiative to promote sustainable landscape practices, biodiversity preservation, and green infrastructure, aligning with its commitment to environmental stewardship. By demonstrating the use of sustainable materials, native plants, and water-efficient designs, the Group reinforces its dedication to eco-conscious practices while inspiring future professionals to adopt environmentally responsible approaches in their work.

7.   ADDRESSING CLIMATE CHANGE

7.1. Climate Change

We are committed to taking proactive steps to mitigate our environmental impact and enhance our climate resilience. By leveraging innovation, technology, and collaboration, we aim to contribute to a sustainable future while ensuring the long-term success and resilience of our operations. In alignment with the Environmental, Social and Governance (ESG) Reporting Guide issued by the HKEX, we have improved the climate risk management process, conducted evaluations of climate-related risks and opportunities, and improved the disclosure of climate change information in the four dimensions: governance, strategy, risk management, and metrics and targets. Additionally, we have explored effective carbon reduction measures and actively addressed the challenges posed by climate change.

7.2. Governance

Under the leadership of management, we established a climate change working group (the "Working Group"). The Working Group is responsible for coordinating the daily management of climate-related risks and opportunities, identifying and assessing these risks and opportunities, implementing mitigation strategies and responsive measures and report to management. For more information on the Group's governance structure, please refer to the subsection "Governance Structure" under the "Our ESG Approach" section of this ESG Report.

The Working Group and department heads hold meetings at least annually to discuss climate change-related risks, opportunities, and management strategies. These discussions aim to enhance the Working Group's understanding of climate-related issues, oversee the effectiveness of the Group's strategies, and ensure that climate considerations are fully integrated into risk management procedures and policies. The Working Group reports findings to management to support timely decision-making.

To advance our climate-related goals, the Group has set targets such as energy conservation and greenhouse gas emission reduction. The Working Group regularly reviews and evaluates progress toward these targets annually. In the future, we plan to incorporate climate-related key performance indicators (KPIs) into the team's performance appraisal system to incentivize proactive efforts in addressing climate change.

7.3. Strategy

Climate Risk Identification and Management

Recognizing the importance of climate resilience, we have systematically embedded climate considerations into our strategic planning processes. Through a multi-faceted approach, we identify and assess climate-related risks and opportunities across corporate, business, and operational levels. This enables the Group to effectively position itself in the low-carbon transition while capturing emerging opportunities.

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The following table outlines the risks and opportunities identified by the Group over the short term (1–3 years), medium term (4–5 years), and long term (beyond 5 years). While the Group has chosen not to apply a carbon price in decision-making, we remain committed to developing a robust climate strategy.

Type of risks	Time horizon	Description	Impact on financial position, financial performance and cash flows	Impact on business model and value chain	Strategy and decision-making
Physical Risk – chronic					
Extreme temperature	Long-term	• Increase frequency and intensity of temperature extremes and heatwaves	• Increase operating cost due to higher air-conditioning usage • Increase in capital cost for additional cooling adaptation requirements and maintenance	• Downstream customers have more stringent requirements on our product/ services in climate-related issues	• Improve the risk assessment and early warning system, and analyze the characteristics of climate change
Physical Risk – acute					
Flooding and strong wind	Short and medium term	• Typhoon with intense winds and intense rainfall, resulting in infrastructure damage, potential flooding risks and threats to life	• Decrease in revenue due to temporary closures or reduced operational capacity during and immediately after acute events • Increase repair and maintenance cost • Increase in capital cost in climate adaptation measures • Extreme weather conditions pose a risk to employee commuting, impacting the safety of the Group's employees and indirectly affecting the Group's offline operations	• Upstream suppliers located in the high-risk areas face the risk of business interruption, resulting in reduced demand from downstream customers in the Group's business	• Future alterations or renovations to the office building/ factory shall take into account extreme climate change • Take measures such as flexible attendance and work from home arrangements based on the actual impact of extreme weather conditions such as typhoons on staff commuting

Type of risks	Time horizon	Description	Impact on financial position, financial performance and cash flows	Impact on business model and value chain	Strategy and decision-making
Transition Risk					
Shifting preference in market	Short to Medium term	• Talent attraction and retention of staff interested in sustainable practices	• Increase in human resources cost and resources for recruitment and onboarding	• Downstream customers' frequent changes in their preferences for low-carbon environmental protection led to an increase in the Group's cost of developing new business	• Promote business transformation and timely launch products that meet market needs
		• Public perception of sustainability management performance can influence the reputation	• Increase in investment in marketing and operational adjustments to highlight green initiatives		• Prepare a climate-related transition plan for the Group
		• Rising stakeholders' expectations and customer preferences in the transition to a lower-carbon economy	• Increase in direct legal cost related to legal fines, settlements, and rectifying public image		
			• Increase in contingent liability and operating cost for potential carbon pricing mechanism, including taxes or offset requirement		
			• Increase in operating cost from regulatory penalties in climate related regulation compliance		

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Type of risks	Time horizon	Description	Impact on financial position, financial performance and cash flows	Impact on business model and value chain	Strategy and decision-making
Policy and regulation transition	Long-term	• The government has rolled out policies and regulations to regulate climate change, such as greenhouse gas emission charges, and enhanced emission reporting obligations • In the context of the national "dual-carbon" goal, the Group's operation demands energy saving and energy consumption reduction, and low-carbon transformation	• Increase operating and compliance costs • Increase in cost of transformation to improve the overall energy efficiency level of the Group • Increase capital cost to purchase energy-saving and consumption reducing equipment	• Relevant policy on natural resources may reduce the supply of materials from upstream suppliers	• Pay attention to the latest developments in domestic and foreign policies and regulations, and deploy internal resources to respond to changes promptly • Actively maintain contact with local governments • Strengthen energy saving and emission reduction management in our operations, and continue to promote green and low-carbon transformation
Technology development	Medium to long term	• Growing trends of technology investment in the transition to a lower-carbon economy	• Decrease in revenue due to the incapability to accommodate investors' and other stakeholders' needs	• Suppliers may not adapt to new technologies at the same pace as the Group, misalignment across the value chain, leading to inefficiencies or delays	• Work closely with suppliers and partners to ensure alignment in adopting technologies and sharing best practices

Type of opportunities	Time horizon	Description	Impact on financial position, financial performance and cash flows	Impact on business model and value chain	Strategy and decision-making
Products and Services/Market	Short-term	• Develop sustainable products and services to enhance competitiveness amidst shifting consumer preferences	• Increase in revenues from new green products and services for clients	• The increasing concern of ESG from downstream customers has led to an increase in the Group's operating income	• Promote business innovation and timely launch products and services that meet market needs to enhance its own competitive advantages
Resource efficiency	Medium-term	• Improve the efficiency of resource utilization and reduce the consumption of resources, including power, fuel oil and water resources, etc.	• Strengthen the Group's energy management leads to lower energy demand and operating costs	• Reduce cost payable to upstream supplier as consumption of resources reduced	• We enhance energy efficiency through process optimization, facility and equipment upgrades, and technology optimization measures • We reduce the use of water resources and packaging materials and enhance the recycling of resources
Energy Sources	Long-term	• Shift energy consumption to low emissions sources leading to potential savings on annual energy costs	• Decrease in operating cost due to utility bill reduction • Initial premium over market rates on renewable energy procurement	• Reduce cost payable to upstream supplier as consumption of resources reduced	• Continuously monitor the use of various resources and take timely improvement measures to reduce greenhouse gas emissions

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Climate Resilience

In 2025, we intend to adopt climate change scenario analysis to evaluate the severity of physical risks under future climate scenarios. This will ensure that resources are allocated efficiently to manage risks with higher impact levels.

7.4. Risk Management

We have implemented a systematic framework to identify, assess, and manage climate-related risks across our operations. Climate risks have been integrated into the Group's daily risk management systems, where we evaluate specific physical and transitional risks and optimize management measures accordingly. In addition to mitigating risks, we leverage our business strengths to explore new opportunities brought about by climate change.

The Group has established a comprehensive process for identifying, prioritizing, and monitoring climate-related risks and opportunities. Annual internal discussions and industry analysis allow us to identify material climate risks and prioritize them using risk assessment tools based on likelihood, business impact, and relevance to our operations. This approach ensures that the most significant risks and opportunities are addressed effectively.

Management plays a pivotal role in overseeing the assessment of climate-related risks and opportunities, ensuring the establishment of an effective ESG risk management framework. Management determines the Group's risk appetite, analyzes key risks, and formulates strategies to address climate-related challenges proactively.

7.5. Metrics and Targets

To ensure the effective implementation of our climate strategies, we closely monitor energy consumption and greenhouse gas emissions. Progress toward energy-saving targets is reviewed regularly.

Target indicator	Target	Progress
Energy saving	Using 2024 as the base year, reducing energy consumption intensity by 5% by 2030	On plan
Greenhouse gas emissions	Using 2024 as the base year, reducing greenhouse gas emission intensity by 5% by 2030	On plan

The table below provides key metrics that highlight the financial impacts of greenhouse gas emissions, energy efficiency, and our graphene product business on revenue, capital, financing, expenditures, and assets.

Financial Category	Climate-related Category	Metric	Unit of Measure	2022	2023	2024
Revenue	Risk Adaptation and Mitigation	Revenue contributed by graphene products business	HK$	214.6 million	194.9 million	118.0 million
Capital and Financing	Risk Adaptation and Mitigation	Proportion of debt to finance the graphene products business*	%	92%	93%	92%
Expenditures	Risk Adaptation and Mitigation	R&D expenses of graphene products business*	HK$	12.4 million	14.8 million	9.3 million
Expenditures	Energy/Fuel	Total energy consumption	MWh	1,011.4	1,686.8	2,078.7
Expenditures	Energy/Fuel	Building energy intensity by gross floor area	MWh/m^2	0.37	0.36	0.52
Expenditures	Energy/Fuel	Carbon emissions (Scope 1 and 2)	tCO$_2$e	589.10	965.44	1,122.66
Expenditures	Energy/Fuel	Carbon emissions (Scope 3)	tCO$_2$e	53.10	71.16	45.57
Expenditures	Energy/Fuel	GHG intensity (per gross floor area)	tCO$_2$e/m^2	0.23	0.22	0.29
Assets	Risk Adaptation and Mitigation	Proportion of property, plant and equipment in graphene products business*	%	76%	82%	78%

* We consider our graphene products business is supporting climate change mitigation, particularly when its operations and products contribute directly to advancing renewable energy technologies and fostering a low-carbon economy.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

8. KPI SUMMARY

8.1. Environmental Performance

	Unit	2024	2023
Air emissions			
NO_x	kg	0.65	2.36
SO_x	kg	0.01	0.04
RSP	kg	0.05	0.17
GHG emissions			
Total GHG emissions	tCO_2e	1,168.23	1,036.6
GHG intensity	tCO_2e/m^2	0.36	0.22
Hazardous waste			
Total hazardous waste generated	kg	0	12,120,852
Hazardous waste recycled	kg	0	12,022,602
Hazardous waste generated intensity	kg/m^2	0	2,556
Non-hazardous waste			
Total non-hazardous waste generated	kg	2,269.15	2,640.74
Non-hazardous waste recycled	kg	284	222
Non-hazardous waste generated intensity	kg/m^2	0.69	0.56
Energy consumption			
Total energy consumption	MWh	2,078.68	1,686.8
Energy intensity	MWh/m^2	0.64	0.36
Water consumption			
Total water consumption	m^3	1,394	1,087.2
Water intensity	m^3/m^2	0.43	0.23

8.2. Social Performances

		Unit	2024	2023
Number of employees				
Overall		Persons	232	271
By gender	Male	Persons	152	162
	Female	Persons	80	109
By employment type	Full-time	Persons	221	261
	Part-time	Persons	11	10
By employment category	Chief executive	Persons	3	3
	Management	Persons	34	36
	General staff	Persons	195	232
By age group	30 or below	Persons	31	67
	31–40	Persons	69	85
	41–50	Persons	62	60
	51 or above	Persons	70	59
By geographical region	Hong Kong	Persons	53	43
	Mainland China	Persons	179	225
	United States of America	Persons	0	3
Turnover rate				
Overall		%	27	35.9
By gender	Male	%	17.8	27.5
	Female	%	42.3	46.5
By age group	30 or below	%	55.1	72.4
	31–40	%	33.8	28.6
	41–50	%	11.5	16.9
	51 or above	%	12.4	16.4
By geographical region	Hong Kong	%	14.6	21.2
	Mainland China	%	28.7	38.8
	United States of America	%	100	0

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

		Unit	2024	2023
Percentage of employees trained				
Overall		%	**24.6**	40.6
By gender	Male	%	**63.2**	47.3
	Female	%	**36.8**	52.7
By employment category	Chief executive	%	**0**	0
	Management	%	**8.8**	9.1
	General staff	%	**91.2**	90.9
Average training hours				
Overall		Hours/person	**0.33**	1.1
By gender	Male	Hours/person	**0.3**	0.9
	Female	Hours/person	**0.4**	1.3
By employment category	Chief executive	Hours/person	**0**	0
	Management	Hours/person	**0.2**	0.6
	General staff	Hours/person	**0.4**	0.1
Occupational safety				
Number and rate of work-related fatality		Cases	**0**	0
Number and rate of work-related injuries		Cases	**0**	0
Number of days lost due to work injury		Cases	**0**	0
Number of suppliers				
Hong Kong		Number	**14**	5
Mainland China		Number	**63**	44

9. COMPLIANCE PERFORMANCE

Aspect	Laws and regulations that may have a significant impact on the Group	Compliance performance
Emissions	Environmental Protection Laws of the PRC; The Law of the PRC on the Prevention and Control of Water Pollution; The Law of the PRC on the Prevention and Control of Atmospheric Pollution; Air Pollution Control Ordinance; Waste Disposal Ordinance; Water Pollution Control Ordinance	The Group did not identify any material non-compliance cases in 2024.
Employment	Production Safety Law of the PRC; Prevention and Treatment of Occupational Diseases Law of the PRC; Occupational Safety and Health Ordinance	The Group did not identify any non-compliance cases in 2024.
Health and Safety	Production Safety Law of the PRC; Prevention and Treatment of Occupational Diseases Law of the PRC; Fire Control Law of the PRC; Occupational Safety and Health Ordinance; Employees' Compensation Ordinance	The Group did not identify any material non-compliance cases in 2024.
Labour Standards	Labour Law of the PRC; The Law of the PRC on the Protection of Minors; Employment Ordinance; Occupational Safety and Health Ordinance	The Group did not identify any material non-compliance cases in 2024.
Product Responsibility	Product Quality Law of the PRC; Patent Law of the PRC; Trade Descriptions Ordinance	The Group did not identify any material non-compliance cases in 2024.
Anti-corruption	Anti-Unfair Competition Law of the PRC; Anti-Money Laundering Law of the PRC; Prevention of Bribery Ordinance; Anti-Money Laundering and Counter-Terrorist Financing Ordinance	The Group did not identify any cases of material non-compliance nor were there any concluded legal cases regarding corruption practices brought against it or its employees in 2024.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

10. ESG CONTENT INDEX

Aspects/KPI	Description	Section/statement	Page no.
A. Environment			
Aspect A1: Emissions			
General Disclosure	Information on:		
	(a) the policies; and	*Concern about Our Environment*	72
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer.	*Compliance Performance*	90
A1.1	Types of emissions and respective emissions data.	*Air Emissions; KPI Summary*	87
A1.2	Total hazardous waste production and intensity.	*Waste; KPI Summary*	87
A1.3	Total non-hazardous waste production and intensity.	*Waste; KPI Summary*	87
A1.4	Description of emission target(s) set and steps taken to achieve them.	*Air Emissions; Greenhouse Gas (GHG) Emissions*	74
A1.5	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	*Waste*	75
Aspect A2: Use of Resources			
General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials.	*Concern about Our Environment*	71
A2.1	Direct and/or indirect energy consumption by type in total and intensity.	*Reasonable Use of Resources; KPI Summary*	73
A2.2	Water consumption in total and intensity.	*Reasonable Use of Resources; KPI Summary*	73
A2.3	Description of energy use efficiency initiatives and results achieved.	*Reasonable Use of Resources*	73
A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives and results achieved.	*Reasonable Use of Resources*	73

Aspects/KPI	Description	Section/statement	Page no.
A2.5	Total packaging material used for finished products and, with reference to per unit produced.	*As identified by our ESG materiality assessment, packaging is not a material issue to our operations. Thus, we do not disclose data in this reporting period.*	N/A
Aspect A3: The Environment and Natural Resources			
General Disclosure	Policies on minimising the issuer's significant impact on the environment and natural resources.	*Promoting the Environment and Natural Resources*	76
A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	*Promoting the Environment and Natural Resources*	76
B. Social			
Aspect B1: Employment			
General Disclosure	Information on:		
	(a) the policies; and	*Employment Practices*	68
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer.	*Compliance Performance*	90
B1.1	Total workforce by gender, employment type, age group and geographical region.	*KPI Summary*	88
B1.2	Employee turnover rate by gender, age group and geographical region.	*KPI Summary*	88
Aspect B2: Health and Safety			
General Disclosure	Information on:		
	(a) the policies; and	*Employee Health & Safety*	69
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer.	*Compliance Performance*	90
B2.1	Number and rate of work-related fatalities.	*KPI Summary*	89
B2.2	Number of lost days due to work injury.	*KPI Summary*	89
B2.3	Description of occupational health and safety measures adopted, how they are implemented and monitored.	*Employee Health & Safety*	69

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Aspect B3: Development and Training

General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	*Employee Development & Training*	68
B3.1	The percentage of employees trained by gender and employee category.	*KPI Summary*	89
B3.2	The average training hours completed per employee by gender and employee category.	*KPI Summary*	89

Aspect B4: Labour Standards

General Disclosure	Information on:		
	(a) the policies; and	*Employment Practices*	67
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer.	*Compliance Performance*	90
B4.1	Description of measures to review employment practices to avoid child and forced labour.	*Employment Practices*	68
B4.2	Description of steps taken to eliminate such practices when discovered.	*Employment Practices*	68

Aspect B5: Supply Chain Management

General Disclosure	Policies on managing environmental and social risks of the supply chain.	*Supply Chain Management*	65
B5.1	Number of suppliers by geographical region.	*Supply Chain Management; KPI Summary*	65
B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored.	*Supply Chain Management*	65
B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	*Supply Chain Management*	65
B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	*Supply Chain Management*	65

Aspects/KPI	Description	Section/statement	Page no.
Aspect B6: Product Responsibility			
General Disclosure	Information on: (a) the policies; and	*Responsible for Our Operations*	64
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer.	*Compliance Performance*	90
B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	*There were no products sold or shipped subject to recalls for safety and health reasons during the reporting period.*	N/A
B6.2	Number of product and service-related complaints received and how they are dealt with.	*There were no products and service related complaints received during the reporting period.*	N/A
B6.3	Description of practices relating to observing and protecting intellectual property rights.	*Intellectual Property Rights*	65
B6.4	Description of quality assurance process and recall procedures.	*Product and Service Quality & Safety*	64
B6.5	Description of consumer data protection and privacy policies, how they are implemented and monitored.	*Customer Privacy*	65

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Aspect B7: Anti-corruption

General Disclosure	Information on: (a) the policies; and	*Anti-corruption*	66
	(b) compliance with relevant laws and regulations that have a significant impact on the issuer.	*Compliance Performance*	90
B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	*Compliance Performance*	N/A
B7.2	Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	*Anti-corruption*	66
B7.3	Description of anti-corruption training provided to directors and staff.	*Anti-corruption*	66

Aspect B8: Community Investment

General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	*Community Development*	66
B8.1	Focus areas of contribution.	*Community Development*	66
B8.2	Resources contributed to the focus area.	*Community Development*	66

INDEPENDENT AUDITOR'S REPORT



國富浩華（香港）會計師事務所有限公司
Crowe (HK) CPA Limited
香港 銅鑼灣 禮頓道77號 禮頓中心9樓
9/F Leighton Centre,
77 Leighton Road,
Causeway Bay, Hong Kong

TO THE SHAREHOLDERS OF GRAPHEX GROUP LIMITED
(Incorporated in the Cayman Islands with limited liability)

OPINION

We have audited the consolidated financial statements of Graphex Group Limited (the "Company") and its subsidiaries (the "Group") set out on pages 103 to 231, which comprise the consolidated statement of financial position as at 31 December 2024, and the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2024, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing ("HKSAs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the HKICPA's Code of Ethics for Professional Accountants (the "Code"), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

MATERIAL UNCERTAINTY RELATED TO GOING CONCERN

During the year ended 31 December 2024, the Group incurred a loss attributable to owners of the parent of HK$111,435,000 and, as at 31 December 2024, the Group's current liabilities exceeded its current assets by HK$104,616,000. These conditions, along with other matters as set forth in note 2.1 to the consolidated financial statements, indicate the existence of a material uncertainty which may cast significant doubt on the Group's ability to continue as a going concern. Our opinion is not modified in this respect.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Key audit matters	How our audit addressed the key audit matters
Revenue recognition of landscape architecture business	
During the year, revenue from landscape architecture business contracts accounted for 37.2% of the Group's total revenue. Revenue from these contracts were recognised progressively over time by reference to the percentage of completion using the input method, and based on the proportion of the actual cost incurred relative to the estimated total costs for satisfaction of the design services. The measurement of the value of contract work, based on percentage of completion method involves a significant degree of judgement by management; with estimates of the budgeted total costs, expected total contract revenues and the stage of completion of the contracts. The subjectivity involved in these judgements could lead to different amounts of profit and revenue being reported in the consolidated financial statements.	We performed the following procedures, among others: • obtained an understanding of management's budgeting processes for estimating total contract costs and forecast costs to completion, including taking into account the historical accuracy of such estimates; • evaluated and tested the operating effectiveness of relevant internal controls regarding revenue recognition, including project controls over contract profitability and construction progress performed; • reviewed samples of key contracts with respect of project calculations and result forecasts and management's assessment thereof, which included a comparison between the budgeted and actual cost information; and
The disclosures about revenue recognition are included in notes 2.4, 3, 4 and 5 to the consolidated financial statements.	• reviewed the adequacy of the disclosures made in the consolidated financial statements.

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS (Continued)

Key audit matters	How our audit addressed the key audit matters
Recoverability of trade and bills receivables and contract assets	
As at 31 December 2024, trade and bills receivables and contract assets of the Group amounted to approximately HK$182,061,000 and HK$17,115,000, after net of provision for lifetime expected credit losses of approximately HK$94,545,000 and HK$77,197,000, respectively. Loss allowances for lifetime expected credit losses of trade and bills receivables and contract assets are based on management's estimates, taking into account the past bad debt loss experience, ageing of overdue trade receivables, customers' repayment history and customers' financial position and an assessment of both the current and forward looking information such as forecast general economic conditions, all of which involve significant degree of management judgement. Relevant disclosures are included in notes 2.4, 3, 6, 20 and 23 to the consolidated financial statements.	We performed the following procedures, among others: • assessed and tested the Group's processes and key controls relating to the monitoring of trade and bills receivables and contract assets and the granting of credit terms and contract terms relating to billing milestones; • tested the accuracy of ageing analyses and obtained direct confirmations on sample basis of customer receivable balances; • evaluated the adequacy of the Group's impairment of trade and bills receivables and contract assets by reference to the Group's historical default data, past payment history, the historical loss rates as adjusted for the current economic condition and forward-looking information and the actual losses recorded during the current financial year; • checked subsequent settlements received from the customers after the reporting period end; and • reviewed the adequacy of the disclosures made in the consolidated financial statements.

KEY AUDIT MATTERS (Continued)

Key audit matters	How our audit addressed the key audit matters

Impairment assessment of goodwill, other intangible assets, property, plant and equipment (including right-of-use assets) - Graphene Products Business

As at 31 December 2024, in respect of Graphene Products Business, the carrying amount of goodwill, other intangible assets, property, plant and equipment (including right-of-use assets) are HK$101,939,000, HK$408,181,000, HK$19,959,000 (including right-of-use assets of HK$11,020,000) respectively, which together accounted for 65.5% (2023: 69.0%) of the Group's total assets.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (the "CGU") to which the goodwill, other intangible assets, properly, plant and equipment and right-of-use assets are allocated. The recoverable amount of the CGU is the higher of value in use and the fair value less costs to sell. For the year under review, the recoverable amount of the CGU has been determined based on the CGU's fair value less costs to sell, using cash flow projections specific to that CGU and applying a discount rate which reflects specific risks relating to that CGU, with the assistance from an independent professional qualified valuer.

The impairment testing of goodwill, other intangible assets, property, plant and equipment and right-of-use assets required management to make certain estimates and assumptions that involve significant judgement and estimation uncertainties.

Relevant disclosures are included in notes 2.4, 3, 4, 13, 14 and 15 to the consolidated financial statements.

We performed the following procedures, among others:

- evaluated management's identification of the CGU, the allocation of assets to the CGU identified and the impairment assessment methodology adopted by management;

- assessed the reasonableness of the key assumptions adopted by management in the preparation of the discounted cashflow forecasts, including the pre-tax discount rate, annual revenue growth rate for the 5-years period and gross profit ratio, long term growth rate of the CGU by taking into consideration of market trends and management's future plan;

- compared actual results for the year against the previous period forecasted results prepared by management of the CGU subject to impairment assessment; and

- reviewed the adequacy of the disclosures made in the consolidated financial statements.

INDEPENDENT AUDITOR'S REPORT

INFORMATION OTHER THAN THE CONSOLIDATED FINANCIAL STATEMENTS AND AUDITOR'S REPORT THERON

The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards as issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Group or to cease operations or have no realistic alternative but to do so.

The directors of the Company are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Crowe (HK) CPA Limited
Certified Public Accountants
Hong Kong, 28 March 2025

Leung Chun Wa
Practising Certificate Number P04963

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the Year ended 31 December 2024

	Notes	2024 HK$'000	2023 HK$'000
REVENUE	5(a)	**187,850**	291,929
Cost of sales	6	**(119,543)**	(195,108)
GROSS PROFIT		**68,307**	96,821
Other income and gains	5(b)	**9,497**	12,912
Loss on promissory note derecognised	31	**(251)**	(4,519)
Selling and marketing expenses		**(1,789)**	(5,194)
Administrative expenses		**(134,456)**	(143,267)
Research and development costs		**(13,086)**	(18,125)
Loss on disposal of subsidiaries	4(iii)(a)	**–**	(7,457)
Impairment of financial and contract assets, net	6	**(27,729)**	(22,278)
Impairment loss on property, plant and equipment and other intangible assets	6	**(1,853)**	–
Fair value loss on financial assets at fair value through profit or loss		**–**	(8)
Finance costs	7	**(17,011)**	(23,748)
Share of results of associates	17	**(797)**	582
LOSS BEFORE TAX	6	**(119,168)**	(114,281)
Income tax credit	10	**7,783**	2,080
LOSS FOR THE YEAR		**(111,385)**	(112,201)
Attributable to:			
Owners of the parent		**(111,435)**	(113,168)
Non-controlling interests		**50**	967
		(111,385)	(112,201)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	12		
Basic			
– For loss for the year		**HK(11.5) cents**	HK(14.8) cents
Diluted			
– For loss for the year		**HK(11.5) cents**	HK(14.8) cents

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Year ended 31 December 2024

	2024 HK$'000	2023 HK$'000
LOSS FOR THE YEAR	**(111,385)**	(112,201)
OTHER COMPREHENSIVE INCOME		
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:		
Exchange differences:		
Exchange differences on translation of foreign operations	**(9,875)**	(8,393)
Release of exchange fluctuation reserve upon disposal of foreign subsidiaries	**–**	(274)
	(9,875)	(8,667)
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:		
Equity investments designated at fair value through other comprehensive income:		
– Changes in fair value	**12**	(59)
– Income tax effect	**–**	–
	12	(59)
OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX	**(9,863)**	(8,726)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	**(121,248)**	(120,927)
Attributable to:		
Owners of the parent	**(121,298)**	(121,878)
Non-controlling interests	**50**	951
	(121,248)	(120,927)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2024

	Notes	2024 HK$'000	2023 HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment	13	25,947	28,676
Goodwill	14	101,939	101,939
Other intangible assets	15	408,408	460,997
Investments in joint ventures	16	–	–
Investments in associates	17	–	801
Equity investment designated at fair value through other comprehensive income	18	45	34
Prepayments, deposits and other receivables	21	5,054	5,157
Deferred tax assets	33	5,558	3,240
Total non-current assets		546,951	600,844
CURRENT ASSETS			
Inventories	19	5,517	13,712
Trade and bills receivables	20	182,061	147,991
Prepayments, deposits and other receivables	21	41,702	27,677
Financial assets at fair value through profit or loss	22	23	23
Contract assets	23	17,115	29,906
Restricted bank deposits	24	101	–
Cash and cash equivalents	24	15,446	27,190
		261,965	246,499
Non-current assets held for sale	25	432	–
Total current assets		262,397	246,499
CURRENT LIABILITIES			
Trade payables	26	51,462	23,190
Other payables and accruals	27	103,182	80,547
Contract liabilities	28	43,862	38,627
Lease liabilities	29	4,442	4,682
Interest-bearing borrowings	30	126,992	135,882
Convertible notes	32	3,798	4,158
Tax payable		33,275	33,082
Total current liabilities		367,013	320,168
NET CURRENT LIABILITIES		(104,616)	(73,669)
TOTAL ASSETS LESS CURRENT LIABILITIES		442,335	527,175

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2024

	Notes	2024 HK$'000	2023 HK$'000
NON-CURRENT LIABILITIES			
Lease liabilities	29	15,087	14,919
Interest-bearing borrowings	30	23,952	12,500
Promissory note	31	61,709	61,024
Deferred tax liabilities	33	61,227	69,094
Total non-current liabilities		161,975	157,537
NET ASSETS		280,360	369,638
EQUITY			
Equity attributable to owners of the parent			
Share capital			
– ordinary shares	34	11,738	8,980
– preference shares	34	3,236	3,236
Other reserves	37	265,385	357,471
		280,359	369,687
Non-controlling interests		1	(49)
TOTAL EQUITY		280,360	369,638

Lau Hing Tat Patrick
Director

Chan Yick Yan Andross
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year ended 31 December 2024

						Attributable to owners of the parent							
	Share capital HK$'000	Preference shares HK$'000	Share premium account* HK$'000	Share-based payment reserve* HK$'000	Conversion rights of convertible notes* HK$'000	Warrant reserve* HK$'000	Fair value reserve* HK$'000	Capital reserve* HK$'000	Statutory reserve fund* HK$'000	Exchange fluctuation reserve* HK$'000	Accumulated losses* HK$'000	Total HK$'000	Non-controlling interests HK$'000	Total equity HK$'000
	(note 34)	(note 34)	(note 34)	(notes 34 and 35)	(note 32)	(note 32)			(note 37)					
At 1 January 2024	8,980	3,236	782,438	14,764	883	19,943	(2,606)	5	10,701	(16,420)	(452,237)	369,687	(49)	369,638
Loss for the year	–	–	–	–	–	–	–	–	–	–	(111,435)	(111,435)	50	(111,385)
Other comprehensive income for the year:														
Exchange differences on translation of financial statements of foreign operations#	–	–	–	–	–	–	–	–	–	(9,875)	–	(9,875)	–	(9,875)
Change in fair value of equity instruments designated at fair value through other comprehensive income, net of tax	–	–	–	–	–	–	12	–	–	–	–	12	–	12
Total comprehensive loss for the year	–	–	–	–	–	–	12	–	–	(9,875)	(111,435)	(121,298)	50	(121,248)
Issue of shares upon conversion of convertible notes	6	–	438	–	(56)	–	–	–	–	–	–	388	–	388
Issue of shares under the share award scheme	436	–	19,513	(19,949)	–	–	–	–	–	–	–	–	–	–
Issue of ordinary shares	461	–	4,870	–	–	–	–	–	–	–	–	5,331	–	5,331
Issue of ordinary shares under a placing agreement	1,855	–	10,387	–	–	–	–	–	–	–	–	12,242	–	12,242
Equity-settled share-based transactions	–	–	–	14,009	–	–	–	–	–	–	–	14,009	–	14,009
At 31 December 2024	11,738	3,236	817,646	8,824	827	19,943	(2,594)	5	10,701	(26,295)	(563,672)	280,359	1	280,360

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year ended 31 December 2024

	Attributable to owners of the parent												Non-controlling interests HK$'000	Total equity HK$'000
	Share capital HK$'000 (note 34)	Preference shares HK$'000 (note 34)	Share premium account* HK$'000 (note 34)	Share-based payment reserve* HK$'000 (notes 34 and 35)	Conversion rights of convertible notes* HK$'000 (note 32)	Warrant reserve* HK$'000 (note 32)	Fair value reserve* HK$'000	Capital reserve* HK$'000	Statutory reserve fund* HK$'000 (note 37)	Exchange fluctuation reserve* HK$'000	Accumulated losses* HK$'000	Total HK$'000		
At 1 January 2023	6,835	3,236	673,303	2,940	13,006	19,943	(2,547)	5	13,471	(7,769)	(341,839)	380,584	(10,742)	369,842
Loss for the year	–	–	–	–	–	–	–	–	–	–	(113,168)	(113,168)	967	(112,201)
Other comprehensive income for the year:														
Exchange differences on translation of financial statements of foreign operations#	–	–	–	–	–	–	–	–	–	(8,377)	–	(8,377)	(16)	(8,393)
Release of exchange fluctuation reserve upon disposal of foreign subsidiaries	–	–	–	–	–	–	–	–	–	(274)	–	(274)	–	(274)
Change in fair value of equity instruments designated at fair value through other comprehensive income, net of tax	–	–	–	–	–	–	(59)	–	–	–	–	(59)	–	(59)
Total comprehensive loss for the year	–	–	–	–	–	–	(59)	–	–	(8,651)	(113,168)	(121,878)	951	(120,927)
Issue of shares upon conversion of convertible notes	950	–	63,055	–	(12,123)	–	–	–	–	–	–	51,882	–	51,882
Issue of shares under the share award scheme	101	–	4,508	(4,609)	–	–	–	–	–	–	–	–	–	–
Issue of ordinary shares	1,094	–	41,572	–	–	–	–	–	–	–	–	42,666	–	42,666
Equity-settled share-based transactions	–	–	–	16,433	–	–	–	–	–	–	–	16,433	–	16,433
Transfer from statutory reserve fund upon disposal of subsidiaries	–	–	–	–	–	–	–	–	(2,770)	–	2,770	–	–	–
Release of non-controlling interests upon disposal of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	10,234	10,234
Dividend paid and payable to non-controlling interests of partially owned subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(492)	(492)
At 31 December 2023	8,980	3,236	782,438	14,764	883	19,943	(2,606)	5	10,701	(16,420)	(452,237)	369,687	(49)	369,638

* These reserve accounts comprise the consolidated other reserves of HK$265,385,000 (2023: HK$357,471,000) in the consolidated statement of financial position.

Included in exchange differences related to foreign operations for 2024 is an amount related to investment in joint ventures and associates of HK$4,000 in credit balance (2023: HK$8,000).

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year ended 31 December 2024

	Notes	2024 HK$'000	2023 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before tax		**(119,168)**	(114,281)
Adjustments for:			
Finance costs	7	**17,011**	23,748
Share of results of associates	6	**797**	(582)
Interest income	5(b)	**(1,016)**	(1,299)
Dividend income from equity investments designated at			
fair value through other comprehensive income	5(b)	**(65)**	(91)
Gain on disposal of property, plant and equipment, net	6	**(179)**	(173)
Loss on disposal of subsidiaries	4(iii)(a)	**–**	7,457
Fair value loss on financial assets at fair value through profit or loss	22	**–**	8
Amortisation and depreciation	6	**49,426**	52,758
Loss on trade receivables derecognised	25	**497**	–
Impairment of trade and bills receivables, net	6	**24,284**	14,098
Impairment/(reversal of impairment) of prepayments, other receivables			
and other assets, net	6	**4,791**	(319)
(Reversal of impairment)/impairment of contract assets, net	6	**(1,346)**	8,499
Impairment of property, plant and equipment	6	**1,735**	–
Impairment of intangible assets	6	**118**	–
Exchange gain	5(b)	**(1)**	(29)
Equity-settled share-based payment expense		**14,009**	16,433
Gain on waiver of other borrowing	5(b)	**(868)**	–
Gain on waiver of interest on convertible notes	5(b)	**(32)**	–
Gain on waiver of interest on corporate bonds	5(b)	**(269)**	–
Gain on lease termination	5(b)	**–**	(2)
Gain on settlement of payables upon issue of ordinary shares	34(e)	**(560)**	(156)
Loss on promissory note derecognised	31	**251**	4,519
		(10,585)	10,588
Decrease in inventories		**8,029**	2,967
Decrease/(increase) in contract assets		**13,735**	(8,183)
Increase in trade and bills receivables		**(62,063)**	(61,375)
(Increase)/decrease in prepayments, deposits and other receivables		**(7,771)**	15,754
Increase in trade payables		**29,221**	10,546
Increase in other payables and accruals		**18,334**	21,194
Increase in contract liabilities		**6,008**	1,677
CASH USED IN OPERATIONS		**(5,092)**	(6,832)
Interest received		**21**	63
Income tax paid		**(241)**	(4,387)
NET CASH FLOWS USED IN OPERATING ACTIVITIES		**(5,312)**	(11,156)

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year ended 31 December 2024

	Notes	2024 HK$'000	2023 HK$'000
CASH FLOWS FROM INVESTING ACTIVITIES			
Interest received		75	1,024
Purchases of property, plant and equipment		(152)	(738)
Proceeds from disposal of property, plant and equipment		179	312
Repayment of loans from joint ventures		24,611	33,048
Loan to a third party		(7,067)	–
Loans to joint ventures		(25,122)	(21,643)
Repayment of loans from an associate		1,216	665
Dividend from equity instruments designated at fair value through other comprehensive income		65	91
Cash outflow upon disposal of subsidiaries	4(iii)(a)	–	(220)
Purchases of other intangible assets		(318)	(424)
Placement of restricted bank deposits		(103)	–
NET CASH FLOWS (USED IN)/GENERATED FROM INVESTING ACTIVITIES		**(6,616)**	**12,115**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of ordinary shares		12,242	–
Payment for costs of issuing ordinary shares		(272)	–
Repayment of corporate bonds	38	(1,605)	–
Repayment of lease liabilities	38	(4,879)	(5,264)
Interest paid	38	(5,230)	(3,621)
Proceeds from bank borrowings	38	13,859	11,105
Repayment of bank borrowings	38	(10,973)	(11,105)
Proceeds from other borrowings	38	9,587	9,297
Repayment of other borrowings	38	(9,032)	(2,665)
Dividend paid to non-controlling interests	38	–	(2,003)
Repayment of promissory note	38	(3,300)	–
NET CASH FLOWS GENERATED FROM/(USED IN) FINANCING ACTIVITIES		**397**	**(4,256)**
NET DECREASE IN CASH AND CASH EQUIVALENTS		**(11,531)**	**(3,297)**
Cash and cash equivalents at beginning of year		27,190	31,470
Effect of foreign exchange rate changes, net		(213)	(983)
CASH AND CASH EQUIVALENTS AT END OF YEAR		**15,446**	**27,190**
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances as stated in the consolidated statement of financial position	24	15,446	27,190
CASH AND CASH EQUIVALENTS AS STATED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS		**15,446**	**27,190**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE AND GROUP INFORMATION

Graphex Group Limited (the "Company") was incorporated as an exempted company with limited liability in the Cayman Islands on 25 November 2013. The registered office address of the Company is Windward 3, Regatta Office Park, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

The principal activities of the Company is investment holding and its subsidiaries (collectively referred to as the "Group") are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles and other applications. The Group is also engaged in landscape architecture businesses.

Information about subsidiaries

Particulars of the Company's principal subsidiaries are as follows:

| Name | Place of incorporation or establishment/form of legal entity | Issued ordinary/ registered capital | Percentage of equity attributable to the Company | | Principal activities |
			Direct	Indirect	
Earthasia Holdings Limited	British Virgin Islands/ limited liabilities company	US$100	100%	–	Investment holding
Earthasia (International) Limited ("EIL")	Hong Kong/limited liabilities company	HK$69,199,400	–	100%	Landscape architecture
烯石創新科技有限公司 ("Graphex Innovation and Technology Limited")	Hong Kong/limited liabilities company	HK$623,837,138	–	100%	Investment holding
Think High Global Limited	British Virgin Islands/ limited liabilities company	US$1	–	100%	Investment holding
Graphex Technologies, LLC	USA/limited liabilities company	–	–	100%	Marketing of graphene products
泛亞景觀設計（上海）有限公司 ("Earthasia (Shanghai) Co., Ltd.")#	Mainland China/wholly foreign owned enterprise	US$10,000,000	–	100%	Landscape architecture
Earthasia Limited	Hong Kong/limited liabilities company	HK$10,000	–	100%	Landscape architecture
泛亞城市規劃設計（上海）有限公司 ("Earthasia Design (Shanghai) Co., Ltd.")#	Mainland China/wholly owned domestic enterprise	RMB21,000,000	–	100%	Landscape architecture

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

1. CORPORATE AND GROUP INFORMATION (Continued)

Information about subsidiaries (Continued)

Name	Place of incorporation or establishment/form of legal entity	Issued ordinary/ registered capital	Percentage of equity attributable to the Company		Principal activities
			Direct	Indirect	
泛亞國際環境設計（廈門）有限公司 ("Earthasia (Xiamen) Co., Ltd.")# ("EAXM")	Mainland China/wholly owned domestic enterprise	RMB1,000,000	–	100%	Landscape architecture
前海泛亞景觀設計（深圳）有限公司 ("Earthasia (QianHai) Limited")# ("EA SZ")	Mainland China/wholly foreign owned enterprise	RMB5,000,000	–	100%	Interior design and landscape architecture
Carbonaphene Holdings Limited	British Virgin Islands/ limited liabilities company	US$100	100%	–	Dormant
上海淡奧新材料科技有限公司 ("Shanghai Tanao New Materials Technology Company Ltd.")# ("SH Tanao")	Mainland China/wholly foreign owned enterprise	HK$100,000,000	–	100%	Sale of graphene products
黑龍江省牡丹江農墾淡奧石墨烯深加工有限公司 ("Heilongjiang Mudanjiang Nongken Tanao Graphene Deep Processing Company Limited")# ("Tanao")	Mainland China/wholly owned domestic enterprise	RMB50,000,000	–	100%	Manufacturing and sale of graphene products
上海泛艾景觀設計有限公司 ("Shanghai Fan Ai Co. Ltd.")#	Mainland China/wholly owned domestic enterprise	RMB17,650,000	–	100%	Dormant
烯石（黑龍江）新能源科技有限公司 ("Graphex (Heilongjiang) New Energy Technology Ltd.")#	Mainland China/wholly foreign owned enterprise	USD10,000,000	–	100%	Dormant
烯石（山東）新能源科技有限公司 ("Graphex (Shandong) New Energy Technologies Limited")# ("Graphex Shandong")	Mainland China/wholly foreign owned enterprise	HK$50,000,000	–	100%	Dormant

The English names of these companies represent the best effort made by the management of the Company to directly translate their Chinese names as these companies do not register any official English names.

1. CORPORATE AND GROUP INFORMATION (Continued)

Information about subsidiaries (Continued)

Earthasia (Shanghai) Co., Ltd., EA SZ, SH Tanao, Graphex (Heilongjiang) New Energy Technology Ltd. and Graphex Shandong are registered as wholly foreign-owned enterprises under the law of the People's Republic of China (the "PRC").

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

2.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (the "IASB") and the disclosure requirements of the Hong Kong Companies Ordinance. These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). They have been prepared under the historical cost convention, except for equity investments designated at fair value through other comprehensive income and financial assets at fair value through profit or loss which have been measured at fair value. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand except when otherwise indicated.

In August 2022, the American Depository Shares ("ADSs") of the Company have successfully been listed on the New York Stock Exchange American ("NYSE American") with the stock symbol "GRFX". The Company will issue a separate set of consolidated financial statements prepared under the United States ("U.S.") Generally Accepted Accounting Principles ("US GAAP"), which will be separately audited by the U.S. auditors registered with the U.S. Securities and Exchange Commission.

Going concern basis

The Group recorded a loss attributable to owners of the parent of HK$111,435,000 for the year ended 31 December 2024 and net current liabilities of HK$104,616,000 as at 31 December 2024.

Up to the date of approval of the consolidated financial statements, the Group has obtained a short-term loan facility of HK$50,000,000 for financing its working capital. In addition, the Group is in serious discussions with potential investors for raising new capital by way of issuing new equity and/or debt securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

2.1 BASIS OF PREPARATION (Continued)

Going concern basis (Continued)

Management has prepared a cash flow forecast of the Group for the next eighteen months from the end of the reporting period, taking into account the following:

(i)   Subsequent to the end of the reporting period and up to the date of approval of the consolidated financial statements, the Group has received settlements approximately HK$117 million of trade receivables from its customers;

(ii) The Company has proposed to raise approximately HK$119.7 million by issuing 704,284,056 right shares at the issue price of HK$0.170 per right shares ("Right Issue") after the share consolidation of the Company's shares. Details of which are referred to the Company's announcement dated 3 December 2024 and circular dated 27 January 2025. Up to the date of approval of the consolidated financial statements, the Right Issue has not yet completed.

In view of the above circumstances, the directors of the Company have given careful consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern in the foreseeable future.

The directors of the Company have reviewed the Group's cash flow projection prepared by management and are of the opinion that, after taking into account the measures to be implemented and have been implemented, the Group will have sufficient working capital to finance its operation and to meet its financial obligations for at least the next twelve months from the date of approval of these consolidated financial statements. Accordingly, the directors of the Company believe it is appropriate to prepare the consolidated financial statements of the Group for the year ended 31 December 2024 on a going concern basis.

Should the going concern assumption be inappropriate, adjustments may have to be made to write down the values of assets to their recoverable amounts, to provide for further liabilities that might arise, and to reclassify non-current assets and non-current liabilities as current assets and current liabilities. The effects of these adjustments have not been reflected in these consolidated financial statements.

2.1 BASIS OF PREPARATION (Continued)

Basis of consolidation

The consolidated financial statements include the financial statements of the Group for the year ended 31 December 2024. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e. existing rights that give the Group the current ability to direct the relevant activities of the investee).

Generally, there is a presumption that a majority of voting rights results in control. When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)   the contractual arrangement with the other vote holders of the investee;

(b)   rights arising from other contractual arrangements; and

(c)   the Group's voting rights and potential voting rights.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognises (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interests and (iii) the cumulative translation differences recorded in equity; and recognises (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Group's share of components previously recognised in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

2.2 CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

In the current year, the Group has applied the following amendments to IFRS Accounting Standards issued by the International Accounting Standards Board for the first time, which are mandatorily effective for the Group's annual period beginning on 1 January 2024 for the preparation of these consolidated financial statements:

Amendments to IAS 1	*Classification of Liabilities as Current or Non-current Liabilities* ("2020 amendments")
Amendments to IAS 1	*Non-current Liabilities with Covenants* ("2022 amendments")
Amendments to IFRS 16	*Lease Liability in a Sale and Leaseback*
Amendments to IAS 7 and IFRS 7	*Supplier Finance Arrangements*

The nature and the impact of the new and revised IFRSs that are applicable to the Group are described below:

(a)   The IAS 1 amendments impact the classification of a liabilities as current or non-current, and have been applied retrospectively as a package.

The 2020 amendments primarily clarify the classification of a liabilities that can be settled in its own equity instruments. If the terms of a liability could, at the option of the counterparty, result in its settlement by the transfer of the entity's own equity instruments and that conversion option is accounted for as an equity instrument, these terms do not affect the classification of the liabilities as current or non-current. Otherwise, the transfer of equity instruments would constitute settlement of liability and impact classification.

The 2022 amendments specify that conditions with which an entity must comply after the reporting date do not affect the classification of a liability as current or non-current. However, the entity is required to disclose information about non-current liabilities subject to such conditions.

Upon the adoption of the amendments, the group has reassessed the classification of its liabilities as current or non-current and did not identify any reclassification to be made.

(b)   The IFRS 16 amendments clarify how an entity accounts for a sale and leaseback after the date of the transaction. The amendments require the seller-lessee to apply the general requirements for subsequent accounting of the lease liability in such a way that it does not recognise any gain or loss relating to the right of uses it retains. A seller-lessee is required to apply the amendments retrospectively to sale and leaseback transactions entered into after the date of initial application. The amendments do not have a material impact on these consolidated financial statements as the group has not entered into any sale and leaseback transactions.

(c)   The IAS 7 and IFRS 7 amendments introduce new disclosure requirements to enhance transparency of supplier finance arrangements and their effects on an entity's liabilities, cash flows and exposure to liquidity risk. The amendments do not have a material impact on these consolidated financial statements.

2.3 ISSUED BUT NOT YET EFFECTIVE IFRS ACCOUNTING STANDARDS

The Group has not early applied the following new and amendments to IFRS Accounting Standards that have been issued but are not yet effective:

Amendments to IAS 21	*Lack of Exchangeability*[1]
Amendments to IFRS 9 and IFRS 7	*Amendments to the classification and measurement of financial instruments*[2]
Amendments to IFRS	*Annual improvements to IFRS Accounting Standards – Volume 11*[2]
Amendments to IFRS 18	*Presentation and disclosure in financial statements*[3]
Amendments to IFRS 19	*Subsidiaries without public accountability: disclosure*[3]

[1]   Effective for annual periods beginning on or after 1 January 2025
[2]   Effective for annual periods beginning on or after 1 January 2026
[3]   Effective for annual periods beginning on or after 1 January 2027

The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION

Investments in associates and joint ventures

An associate is an entity in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The Group's investments in associates and joint ventures are stated in the consolidated statement of financial position at the Group's share of net assets under the equity method of accounting, less any impairment loss.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Investments in associates and joint ventures (Continued)

The Group's share of the post-acquisition results and other comprehensive income of associates and joint ventures is included in the consolidated statement of profit or loss and consolidated statement of comprehensive income, respectively. In addition, when there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group's investments in the associates or joint ventures, except where unrealised losses provide evidence of an impairment of the assets transferred. Goodwill arising from the acquisition of associates or joint ventures is included as part of the Group's investments in associates or joint ventures.

If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree's identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognised in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Business combinations and goodwill (Continued)

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group's previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognised in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment loss. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at the end of each reporting period. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained, unless the Group can demonstrate that some other method better reflects the goodwill associated with the operation disposed of.

Fair value measurement

The Group measures its derivative financial instruments and equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Fair value measurement (Continued)

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1   –   based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2   –   based on valuation techniques for which the lowest level input that is significant to the fair
                        value measurement is observable, either directly or indirectly

Level 3   –   based on valuation techniques for which the lowest level input that is significant to the fair
                        value measurement is unobservable

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than service contract assets, financial assets and deferred tax assets), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statement of profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognised impairment loss may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to the statement of profit or loss in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Related parties

A party is considered to be related to the Group if:

(a)   the party is a person or a close member of that person's family and that person

     (i)   has control or joint control over the Group;

     (ii)   has significant influence over the Group; or

     (iii)   is a member of the key management personnel of the Group or of a parent of the Group;

(b)   the party is an entity where any of the following conditions applies:

     (i)   the entity and the Group are members of the same group;

     (ii)   one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

     (iii)   the entity and the Group are joint ventures of the same third party;

     (iv)   one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

     (v)   the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

     (vi)   the entity is controlled or jointly controlled by a person identified in (a);

     (vii)   a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

     (viii)   the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress and buildings, are stated at cost less accumulated depreciation and any impairment loss. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of profit or loss in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment over its estimated useful life. The principal annual rates used for this purpose are as follows:

Right-of-use assets	Over the lease terms
Leasehold improvements	Over the shorter of the lease terms and 20%
Furniture and equipment	20%
Motor vehicles	20%
Plant and machinery	20%

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the statement of profit or loss in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents a building under construction, which is stated at cost less accumulated impairment loss, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassification to the appropriate category of property, plant and equipment when completed and ready for use.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Non-current assets and disposal group held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sales transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject to only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. All assets and liabilities of a subsidiary classified as a disposal group are reclassified as held for sale regardless of whether the Group retains a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups (other than investment properties and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair value less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortised.

Intangible assets (other than goodwill)

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

Intangible assets are amortised on the straight-line basis over the following useful economic lives:

Software	3–5 years
Backlog contract	20 years
Brand names	8–10 years
Patents	15 years
Trademarks	15 years
Customer relationship	15 years

Research and development costs

All research costs are charged to the statement of profit or loss as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Leased assets

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease of the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

As a lessee

Where the contract contains lease component(s) and non-lease component(s), the Group has elected not to separate non-lease components and accounts for each lease component and any associated non-lease components as a single lease component for all leases.

At the lease commencement date, the Group recognises a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets. When the Group enters into a lease in respect of low-value asset, the Group decides whether to capitalize the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalised are recognised as an expense on a systematic basis over the lease term.

Where the lease is capitalised, the lease liability is initially recognised at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortised cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

The right-of-use assets recognise when a lease is capitalised is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentive received. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment loss, except for the following types of right-of-use asset:

– right-of-use assets that meet the definition of investment property are carried at fair value; and

– right-of-use assets related to leasehold land and buildings where the Group is the registered owner of the leasehold interest are carried at cost.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Leased assets (Continued)

As a lessee (Continued)

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The lease liability is also remeasured when there is a change in the scope of a lease or the consideration for a lease that is not originally provided for in the lease contract ("lease modification") that is not accounted for as a separate lease. In this case the lease liability is remeasured based on the revised lease payments and lease term using a revised discount rate at the effective date of the modification.

In the consolidated statement of financial position, the current portion of long-term lease liability is determined as the present value of contractual payments that are due to be settled within twelve months after the reporting period.

Financial instruments

(i)   Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 Revenue from Contracts with Customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial instruments (Continued)

(i) Financial assets (Continued)

Initial recognition and measurement (Continued)

In order for a financial asset to be classified and measured at amortised cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding. This assessment is referred to as the solely payments of principal and interest test and is performed at an instrument level.

The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortised cost (debt instruments)

The Group measures financial assets at amortised cost if both of the following conditions are met:

* The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

* The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognised in the statement of profit or loss when the asset is derecognised, modified or impaired.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial instruments (Continued)

(i)   Financial assets (Continued)

Subsequent measurement (Continued)

Financial assets designated at fair value through other comprehensive income (equity investments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognised as other income in the consolidated statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortised cost or at fair value through other comprehensive income, as described above, debt instruments may be designated at fair value through profit or loss on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the consolidated statement of profit or loss.

This category includes derivative instruments.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial instruments (Continued)

(i) Financial assets (Continued)

Subsequent measurement (Continued)

Financial assets designated at fair value through other comprehensive income (equity investments) (Continued)

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in the statement of profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

(ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities through profit or loss, lease liabilities, loans and borrowings and payables.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group's financial liabilities include trade payables, other payables and accruals and interest-bearing borrowings.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial instruments (Continued)

(ii) **Financial liabilities** (Continued)

Subsequent measurement

The subsequent measurement of financial liabilities depends on the classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 Financial Instruments. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognised in the consolidated statement of profit or loss.

Financial liabilities designated upon initial recognition as at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 Financial Instruments are satisfied.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in the statement of profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in the statement of profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial instruments (Continued)

(ii)   Financial liabilities (Continued)

Subsequent measurement (Continued)

Convertible notes that contain an equity component

Convertible notes that can be converted into ordinary shares at the option of the holder, where a fixed number of shares are issued for a fixed number of cash or other financial assets, are accounted for as compound financial instruments, i.e. they contain both a liability component and an equity component.

An initial recognition the liability component of the convertible notes is measured at fair value based on the future interest and principal payments, discounted at the prevailing market rate of interest for similar non-convertible instruments. The equity component is the difference between the initial fair value of the convertible notes as a whole and the initial fair value of the liability component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. Interest expense recognised in profit or loss on the liability component is calculated using the effective interest method. The equity component is not remeasured and is recognised in the capital reserve until the notes are converted.

If the notes are converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued.

Derecognition of financial assets and financial liabilities

(i)   Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e. removed from the Group's consolidated statement of financial position) when:

•   the rights to receive cash flows from the asset have expired; or

•   the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Derecognition of financial assets and financial liabilities (Continued)

(i)   Financial assets (Continued)

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates, if and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group's continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(ii)   Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the statement of profit or loss.

(iii)   Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Impairment of financial assets

The Group recognises an allowance for expected credit losses ("ECLs") for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Impairment of financial assets (Continued)

General approach

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

In certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial assets at amortised cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables and contract assets which apply the simplified approach as detailed below.

Stage 1	–	Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs
Stage 2	–	Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs
Stage 3	–	Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss

Simplified approach

For trade and bills receivables and contract assets that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Treasury shares

Own equity instruments which are reacquired and held by the Company or the Group (treasury shares) are recognised directly in equity at cost. No gain or loss is recognised in the statement of profit or loss on the purchase, sale, issue or cancellation of the Group's own equity instruments.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the end of each of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in profit or loss.

A contingent liability recognised in a business combination is initially measured at its fair value. Subsequently, it is measured at the higher of (i) the amount that would be recognised in accordance with the general guidance for provisions above; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with the guidance for revenue recognition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognised outside profit or loss is recognised outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries/jurisdictions in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except

- when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

- when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at the end of each reporting period and are recognised to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Income tax (Continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the each of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the costs, which it is intended to compensate, are expensed.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of profit or loss over the expected useful life of the relevant asset by equal annual instalments or deducted from the carrying amount of the asset and released to the statement of profit or loss by way of a reduced depreciation charge.

Where the Group receives grants of non-monetary assets, the grants are recorded at the fair value of the non-monetary assets and released to the statement of profit or loss over the expected useful lives of the relevant assets by equal annual instalments.

Revenue and other income

Revenue from contracts with customers

Revenue from contracts with customers is recognised when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Revenue and other income (Continued)

Revenue from contracts with customers (Continued)

When the contract contains a financing component which provides the customer a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group a significant financial benefit for more than one year, revenue recognised under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15 Revenue from Contracts with Customers.

(a)   *Sale of graphene products*

Revenue from sale of graphene products is recognised at the point in time when control of the asset is transferred to the customer, generally on delivery of the graphene products.

(b)   *Landscape architecture design*

Revenue from the provision of landscape architecture design is recognised over time, using an input method to measure progress towards complete satisfaction of the service, because the Group's performance creates or enhances an asset that the customer controls as the asset is created or enhanced. The input method recognises revenue based on the proportion of the actual costs incurred relative to the estimated total costs for satisfaction of the construction services.

Claims to customers are amounts that the Group seeks to collect from the customers as reimbursement of costs and margins for scope of works not included in the original landscape architecture business contract. Claims are accounted for as variable consideration and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved. The Group uses the expected value method to estimate the amounts of claims because this method best predicts the amount of variable consideration to which the Group will be entitled.

(c)   *Provision of management services*

Revenue from the provision of management services is recognised over the scheduled period on a straight-line basis because the customer simultaneously receives and consumes the benefits provided by the Group.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Revenue and other income (Continued)

Revenue from contracts with customers (Continued)

(d)   Catering services

Revenue from the provision of catering services is recognised at the point in time when control of the asset is transferred to the customer, generally on delivery of the products.

There are no contracts for the provision of catering services that provide customers with rights of return or volume rebates.

Other income

Interest income is recognised on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Dividend income is recognised when the shareholders' right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognised for the earned consideration that is conditional. Contract assets are subject to impairment assessment, details of which ae included in the accounting policies for impairment for financial assets.

Contract liabilities

A contract liability is recognised when a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognised as revenue when the Group performs under the contract (i.e. transfers control of the related goods or services).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Revenue and other income (Continued)

Contract costs

Other than the costs which are capitalised as inventories, property, plant and equipment and intangible assets, costs incurred to fulfil a contract with a customer are capitalised as an asset if all of the following criteria are met:

(a)   The costs relate directly to a contract or to an anticipated contract that the entity can specifically identify.

(b)   The costs generate or enhance resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future.

(c)   The costs are expected to be recovered.

The capitalised contract costs are amortised and charged to the statement of profit or loss on a systematic basis that is consistent with the pattern of the revenue to which the asset related is recognised. Other contract costs are expensed as incurred.

Share-based payments

The Company operates a share award scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including directors) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees for grants after 7 November 2002 is measured by reference to the fair value at the date at which they are granted.

The cost of equity-settled transactions is recognised in employee benefit expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of profit or loss for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group's best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Share-based payments (Continued)

For awards that do not ultimately vest because non-market performance and/or service conditions have not been met, no expense is recognised. Where awards include a market or non-vesting condition, the transactions are treated as vesting irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payments, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. This includes any award where non-vesting conditions within the control of either the Group or the employee are not met. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The cost of cash-settled transactions is measured initially at fair value at the grant date. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The cumulative expense recognised for cash-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of awards that will ultimately vest. The liability is measured at the end of each reporting period up to and including the settlement date, with changes in fair value recognised in the consolidated statement of profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Other employee benefits

Pension schemes

The Group operates a defined contribution Mandatory Provident Fund retirement benefit scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance in Hong Kong for all of its employees. Contributions are made based on a percentage of the employees' basic salaries and are charged to the statement of profit or loss as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

Hong Kong employees that have been employed continuously for at least five years are entitled to long service payments in accordance with the Hong Kong Employment Ordinance under certain circumstances. These circumstances include where an employee is dismissed for reasons other than serious misconduct or redundancy, that employee resigns at the age of 65 or above, or the employment contract is of fixed term and expires without renewal. The amount of Long Service Payment ("LSP") payable is determined with reference to the employee's final salary (capped at HK$22,500) and the years of service, reduced by the amount of any accrued benefits derived from the Group's contributions to MPF scheme, with an overall cap of HK$390,000 per employee. Currently, the Group does not have any separate funding arrangement in place to meet its LSP obligation.

In June 2022, the Government gazetted the Amendment Ordinance, which will eventually abolish the statutory right of an employer to reduce its LSP payable to a Hong Kong employee by drawing on its mandatory contributions to the MPF scheme. The Government has subsequently announced that the Amendment Ordinance will come into effect from the Transition Date i.e. 1 May 2025. Separately, the Government has also introduced a subsidy scheme to assist employers after the abolition.

Among other things, once the abolition of the offsetting mechanism takes effect, an employer can no longer use any of the accrued benefits derived from its mandatory MPF contributions (irrespective of the contributions made before, on or after the Transition Date) to reduce the LSP in respect of an employee's service from the Transition Date. However, where an employee's employment commenced before the Transition Date, the employer can continue to use the above accrued benefits to reduce the LSP in respect of the employee's service up to that date; in addition, the LSP in respect of the service before the Transition Date will be calculated based on the employee's monthly salary immediately before the Transition Date and the years of service up to that date.

The Group has determined that the Amendment Ordinance has no material impact on the Group's LSP liability with respect to employees in Hong Kong.

The employees of the Group's subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government. These subsidiaries are required to contribute 14% to 20% of their payroll costs to the central pension scheme. The contributions are charged to the statement of profit or loss as they become payable in accordance with the rules of the central pension scheme.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Other employee benefits (Continued)

Termination benefits

Termination benefits are recognised at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognises restructuring costs involving the payment of termination benefits.

Defined benefit plan

The Group operates a defined benefit pension plan which requires contributions to be made to a separately administered fund. The benefits are unfunded. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method.

Remeasurements arising from defined benefit pension plans, comprising actuarial gains and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability), are recognised immediately in the consolidated statement of financial position with a corresponding debit or credit to retained profits through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

- Past service costs are recognised in profit or loss at the earlier of:

    – the date of the plan amendment or curtailment; and

    – the date that the Group recognises restructuring-related costs

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Other employee benefits (Continued)

Defined benefit plan (Continued)

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognises the following changes in the net defined benefit obligation under "cost of sales" and "administrative expenses" in the consolidated statement of profit or loss by function:

• service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements

• net interest expense or income

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Dividends

Final dividends are recognised as a liability when they are approved by the shareholders in a general meeting. Proposed final dividends are disclosed in the notes to the financial statements.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Foreign currencies

These financial statements are presented in Hong Kong dollars, which is the Company's functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Differences arising on settlement or translation of monetary items are recognised in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognised in other comprehensive income or profit or loss is also recognised in other comprehensive income or profit or loss, respectively).

In determining the exchange rate on initial recognition of the related asset, expense or income on the derecognition of a non-monetary asset or non-monetary liability relating to an advance consideration, the date of initial transaction is the date on which the Group initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of the advance consideration.

The functional currencies of certain overseas subsidiaries, joint ventures and associates are currencies other than the Hong Kong dollar. As at the end of the reporting period, the assets and liabilities of these entities are translated into Hong Kong dollars at the exchange rates prevailing at the end of the reporting period and their statements of profit or loss are translated into Hong Kong dollars at the weighted average exchange rates for the year.

The resulting exchange differences are recognised in other comprehensive income and accumulated in the exchange fluctuation reserve. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognised in the statement of profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

For the purpose of the consolidated statement of cash flows, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

2.4 MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Preference shares

Preference shares issued by the Group redeemable only at the Company's option and contain no contractual obligation to deliver cash or another financial asset. The Group classifies preference shares issued as an equity instrument. Fees, commissions and other transaction costs of preference share issuance are deducted from equity. The dividends on preference shares, if any, are recognised as profit distribution at the time of declaration.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the consolidated financial statements:

The Group applied the following judgements that significantly affect the determination of the amount and timing of revenue from contracts with customers:

Revenue from contracts with customers

(i) *Determining the method to estimate variable consideration and assessing the constraint for landscape architecture design*

The Group seeks to collect claims from the customers as reimbursement of costs and margins for scope of works not included in the original landscape design contract, which give rise to variable consideration. The Group determined that the expected value method is the appropriate method to use in estimating the variable consideration for claims in landscape architecture design, given there is a wide range of possible outcomes which are subject to negotiations with third parties.

Before including any amount of variable consideration in the transaction price, the Group considers whether the amount of variable consideration is constrained. The Group determined that the estimates of variable consideration are not constrained based on its historical experience, current negotiations with customers, profitability of the head contracts of the customers and the current economic conditions.

The Group concluded that revenue for landscape architecture design is to be recognised over time because the customer simultaneously receives and consumes the benefits provided by the Group. The fact that another entity would not need to re-perform the landscape architecture design that the Group has provided to date demonstrates that the customer simultaneously receives and consumes the benefits of the Group's performance as it performs.

3.   **SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES** (Continued)

Judgements (Continued)

Revenue from contracts with customers (Continued)

(ii)   Determining the timing of satisfaction of landscape architecture design and the recognition of revenue

The Group determined that the input method is the best method in measuring the progress of the landscape architecture design because there is a direct relationship between the Group's effort (i.e., labour hours incurred) and the transfer of services to the customer. The Group recognises revenue on the basis of the cost expended relative to the total expected cost to complete the services. Since the duration of providing the design services is relatively long and may cover more than one accounting period, the Group will review the contracts, revise budgets and adjust the revenue accordingly as the contract progresses.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

Estimated useful lives of property, plant and equipment and other intangible assets

The Group's management determines the useful lives and related depreciation/amortisation charges for the Group's property, plant and equipment, and other intangible assets. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment, and other intangible assets of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation/amortisation charges where useful lives are less than previously estimated, or it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable/amortisable lives and therefore depreciation/amortisation in the future periods.

Leases – Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses an incremental borrowing rate ("IBR") to measure its lease liabilities. The IBR is the rate of interest that the Group would have to pay a borrower over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Group estimates the IBR using observable inputs, such as market interest rates when available and is required to make certain entity-specific estimates.

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating units and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at 31 December 2024 was HK$101,939,000 (2023: HK$101,939,000). Further details are given in note 14.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (Continued)

Estimation uncertainty (Continued)

Provision for expected credit losses on trade and bills receivables and contract assets

The Group uses a provision matrix to calculate ECLs for trade and bills receivables and contract assets. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns (i.e., by geography, product type, customer type and rating, and coverage by letters of credit and other forms of credit insurance).

The provision matrix is initially based on the Group's historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For instance, if forecast economic conditions (i.e., gross domestic products) are expected to deteriorate over the next year which can lead to an increased number of defaults in the manufacturing sector, the historical default rates are adjusted. At each reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation among historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and forecast economic conditions. The Group's historical credit loss experience and forecast of economic conditions may also not be representative of customer's actual default in the future. The information about the ECLs on the Group's trade and bills receivables and contract assets is disclosed in note 20 and note 23 to the consolidated financial statements, respectively.

Impairment of non-financial assets (other than goodwill)

The Group assesses whether there are any indicators of impairment for all non-financial assets at the end of each reporting period. Non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an asset or a cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm's length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. When value-in-use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows.

Fair value of unlisted equity investments

The unlisted equity investments have been valued based on a market-based valuation technique as detailed in note 43 to the consolidated financial statements. The valuation requires the Group to determine the comparable public companies (peers) and select the price multiple. In addition, the Group makes estimates about the discount for illiquidity and size differences. The Group classifies the fair value measurement of these investments as Level 3. The fair value of the unlisted equity investments at 31 December 2024 was HK$45,000 (2023: HK$34,000). Further details are included in note 18 to the consolidated financial statements.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (Continued)

Estimation uncertainty (Continued)

Deferred tax assets

Deferred tax assets are recognised for deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits and temporary differences. Where the actual or expected tax positions of the relevant companies of the Group in future are different from the original estimate, such differences will impact on the recognition of deferred tax assets and income tax charge in the period in which such estimate has been changed.

Development costs

The Group determines whether costs of research and development qualify for capitalisation, and has developed criteria in making that judgement. Therefore, the Group considers whether costs of research and development to be capitalised generates future cash flows, and whether the Group has the technical feasibility of completing the development so that the item under research and development will be available for use or sale and the Group has the intention to complete the development. The Group also considers the ability in measuring development expenditure during the development.

Fair value of liability component of convertible notes at issue date

The fair value of liability component of convertible notes at each of the issue dates was determined by reference to the estimated present value of the future cash flows discounted using a discount rate which reflect the market interest rates on similar credit rating financial instruments at the respective issue dates.

Going concern basis

Up to the date of approval of the consolidated financial statements, the Group has obtained a short-term loan facility of HK$50,000,000 for financing its working capital. In addition, the Group is in serious discussions with potential investors for raising new capital by way of issuing new equity and/or debt securities. The directors of the Company are of the opinion that the Group will be able to obtain necessary funds for its working capital requirements such that the Group will be able to continue as a going concern in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

4. OPERATING SEGMENT INFORMATION

Information reported to the board of directors, being the chief operating decision maker (CODM), for the purposes of resources allocation and assessment of segment performance focuses on types of goods and services delivered and provided.

For management purpose, the Group has identified the following three major reportable segments. Certain segments have been aggregated to form the following reportable segments:

(a) Processing and sale of graphite and graphene related products ("Graphene Products Segment");

(b) Providing landscape architecture design ("Landscape Architecture Design Segment"); and

(c) The catering business focused on the operation of restaurants ("Catering Segment").

Management monitors the results of the Group's operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment profit, which is a measure of adjusted profit/loss before tax. The adjusted profit/loss before tax is measured consistently with the Group's profit/loss before tax except that finance costs, as well as head office and corporate income and expenses are excluded from such measurement.

Segment assets exclude deferred tax assets, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.

Segment liabilities exclude tax payable, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

4. **OPERATING SEGMENT INFORMATION** (Continued)

Intersegment revenue is eliminated on consolidation. Intersegment sales and transfers are transacted with reference to the service prices used for sales made to third parties at the then prevailing market prices.

The following table present revenue, profit/loss and certain asset, liability and expenditure information for the Group's operating segments for the year.

Year ended 31 December 2024

	Graphene products HK$'000	Landscape architecture design HK$'000	Catering (note (iii)) HK$'000	Total HK$'000
Segment revenue (note 5(a))				
Sales to external customers	**117,951**	**69,899**	**–**	**187,850**
Elimination of intersegment sales	**–**	**–**	**–**	**–**
Segment results	**(49,438)**	**(9,977)**	**–**	**(59,415)**
Reconciliation				
Unallocated income and gains				**2,569**
Unallocated expenses				**(45,209)**
Unallocated finance costs				**(15,507)**
Unallocated depreciation and amortisation				**(809)**
Share of results of associates				**(797)**
Loss before tax				**(119,168)**
Segment EBITDA	**(3,218)**	**(6,076)**	**–**	**(9,294)**
Reconciliation				
Unallocated income and gains				**2,569**
Unallocated expenses				**(45,209)**
Share of results of associates				**(797)**
EBITDA (note (i))				**(52,731)**
Adjusted segment EBITDA (note (i))	**17,734**	**2,375**	**–**	**20,109**
Segment assets	**724,798**	**85,191**	**–**	**809,989**
Reconciliation				
Elimination of intersegment receivables				**(18,588)**
Unallocated assets				**17,947**
Total assets				**809,348**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

4. OPERATING SEGMENT INFORMATION (Continued)

Year ended 31 December 2024 (Continued)

	Graphene products HK$'000	Landscape architecture design HK$'000	Catering (note (iii)) HK$'000	Total HK$'000
Segment liabilities	113,678	82,808	–	196,486
Reconciliation				
Elimination of intersegment payables				(18,588)
Unallocated liabilities				351,090
Total liabilities				528,988
Other segment information				
Share of results of associates and joint ventures unallocated				797
Impairment recognised in the consolidated statement of profit or loss				
– Financial and contract assets	20,951	6,778	–	27,729
– Property, plant and equipment and other intangible assets	–	1,853	–	1,853
Reconciliation				
Unallocated				–
Total				29,582
Depreciation and amortisation	45,329	3,288	–	48,617
Reconciliation				
Unallocated				809
Total				49,426
Income and gains allocated	10	6,918	–	6,928
Finance costs allocated	891	613	–	1,504
Investment in an associate unallocated				–
Capital expenditure (note (ii))	–	470	–	470
Reconciliation				
Unallocated				–
Total				470
Property, plant and equipment (excluding right-of-use assets)	8,954	293	–	9,247
Right-of-use assets	11,285	5,415	–	16,700
Reconciliation				
Unallocated				–
Total				25,947

4. **OPERATING SEGMENT INFORMATION** (Continued)

Year ended 31 December 2023

	Graphene products HK$'000	Landscape architecture design HK$'000	Catering (note (iii)) HK$'000	Total HK$'000
Segment revenue (note 5(a))				
Sales to external customers	194,929	97,000	–	291,929
Elimination of intersegment sales	–	–	–	–
Segment results	(21,150)	(23,294)	(5,867)	(50,311)
Reconciliation				
Unallocated income and gains				804
Unallocated expenses				(42,560)
Unallocated finance costs				(21,982)
Unallocated depreciation and amortisation				(814)
Share of results of associates				582
Loss before tax				(114,281)
Segment EBITDA	25,709	(16,548)	(5,762)	3,399
Reconciliation				
Unallocated income and gains				804
Unallocated expenses				(42,560)
Share of results of associates				582
EBITDA (note (i))				(37,775)
Adjusted segment EBITDA (note (i))	38,319	(6,787)	1,708	33,240
Segment assets	744,222	87,663	–	831,885
Reconciliation				
Elimination of intersegment receivables				(15,641)
Unallocated assets				31,099
Total assets				847,343

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

4. OPERATING SEGMENT INFORMATION (Continued)

Year ended 31 December 2023 (Continued)

	Graphene products HK$'000	Landscape architecture design HK$'000	Catering (note (iii)) HK$'000	Total HK$'000
Segment liabilities	72,988	71,405	–	144,393
Reconciliation				
Elimination of intersegment payables				(15,641)
Unallocated liabilities				348,953
Total liabilities				477,705
Other segment information				
Share of results of associates and joint ventures unallocated				(582)
Impairment recognised in the consolidated statement of profit or loss				
– Financial and contract assets	12,610	9,668	–	22,278
Reconciliation				
Unallocated				–
Total				22,278
Depreciation and amortisation	45,874	5,970	100	51,944
Reconciliation				
Unallocated				814
Total				52,758
Income and gains allocated	4,701	5,359	2,048	12,108
Finance costs allocated	985	776	5	1,766
Investment in an associate unallocated				801
Capital expenditure (note (ii))	22	1,140	–	1,162
Reconciliation				
Unallocated				–
Total				1,162
Property, plant and equipment (excluding right-of-use assets)	9,990	1,680	–	11,670
Right-of-use assets	12,468	3,451	–	15,919
Reconciliation				
Unallocated				1,087
Total				28,676

4. OPERATING SEGMENT INFORMATION (Continued)

Notes:

(i) Adjusted segment EBITDA is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment losses of other intangible assets and property, plant and equipment, share of results of associates and joint ventures and impairment/(reversal of impairment) on financial and contract assets, loss on promissory note derecognised, unallocated other income and gains and corporate expenses.

A reconciliation of Adjusted segment EBITDA to consolidated loss before tax is provided as follows:

	2024 HK$'000	2023 HK$'000
Loss before tax	(119,168)	(114,281)
Add:		
Finance costs	17,011	23,748
Amortisation and depreciation		
– Property, plant and equipment	1,017	2,733
– Right-of-use assets	4,783	5,518
– Other intangible assets	43,626	44,507
EBITDA	**(52,731)**	**(37,775)**
Impairment of trade and bills receivables, net	24,284	14,098
(Reversal of impairment)/impairment of contract assets, net	(1,346)	8,499
Impairment/(reversal of impairment) of prepayments, other receivables and other assets, net	4,791	(319)
Impairment of property, plant and equipment and other intangible assets	1,853	–
(Gain)/loss on disposal of property, plant and equipment	(179)	98
Loss on disposal of subsidiaries	–	7,457
Share of results of associates and joint ventures	797	(582)
Fair value change on financial assets of fair value through profit or loss	–	8
Corporate expenses		
– Directors and corporate staff salaries	26,312	18,625
– Auditor's remuneration	4,774	4,864
– Legal and professional fees	8,587	9,007
– Publicity expenses	765	1,801
– Loss on promissory note derecognised	251	4,519
– Bank charges	1,476	1,500
– Others	3,044	2,244
	45,209	42,560
Unallocated income and gains		
– Dividend income from equity investments at fair value through other comprehensive income	(65)	(91)
– Interest income	(678)	(233)
– Gain on waiver of other borrowing	(868)	–
– Gain on waiver of interest on corporate bonds	(269)	–
– Gain on waiver of interest on convertible notes	(32)	–
– Others	(657)	(480)
	(2,569)	(804)
Adjusted Segment EBITDA	20,109	33,240

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

4.   OPERATING SEGMENT INFORMATION (Continued)

Notes: (Continued)

(ii)   Capital expenditure consists of additions to property and equipment and other intangible assets except for right-of-use assets.

(iii)   On 1 August 2023 and 24 November 2023, the Group and a third party entered into two agreements, pursuant to which, the Group disposed of the entire equity interests in Yummy Food Holdings Limited ("Yummy Food") and Thai Gallery (HK) Limited ("Thai Gallery") and their subsidiaries at zero consideration. The disposal was completed on 24 November 2023.

(a)   The assets and liabilities of Yummy Food and Thai Gallery at the date of disposal were as follows:

	Yummy Food HK$'000	2023 Thai Gallery HK$'000	Total HK$'000
Property, plant and equipment	1	75	76
Trade receivables	–	588	588
Cash and back balances	157	63	220
Prepayment and other receivables	90	375	465
Lease liabilities	–	(77)	(77)
Trade payable	(498)	–	(498)
Accruals and other payables	(3,062)	(215)	(3,277)
Non-controlling interests	4,309	5,925	10,234
Assets less liabilities (attributable to the Group) disposed of	997	6,734	7,731
Consideration	–	–	–
Release of translation reserve upon disposal	478	(752)	(274)
Loss on disposal	1,475	5,982	7,457
Analysis of net cash outflows in respect of the disposal			
Cash received	–	–	–
Cash and cash equivalent disposed of	157	63	220
Net cash outflows	157	63	220

(b)   The results of Yummy Food and Thai Gallery during the year ended 31 December 2023 up to the date of disposal are as follows:

	Yummy Food HK$'000	2023 Thai Gallery HK$'000	Total HK$'000
Revenue	–	–	–
Other income*	591	5,775	6,366
Total expenses	(3,673)	(438)	(4,111)
(Loss)/profit for the year	(3,082)	5,337	2,255
Other comprehensive income for the year	81	(1,021)	(940)
Total comprehensive income for the year	(3,001)	4,316	1,315

*   For the year ended 31 December 2023, other income includes compensation from a supplier of approximately HK$1,043,000 and debt waiver from inter-group companies of approximately HK$4,305,000 which has been eliminated in the consolidated financial statements.

4. OPERATING SEGMENT INFORMATION (Continued)

Notes: (Continued)

(iii)   (Continued)

(c)   Cash inflows and outflows of Yummy Food and Thai Gallery during the year ended 31 December 2023 up to the date of disposal:

	2023		
	Yummy Food	Thai Gallery	Total
	HK$'000	HK$'000	HK$'000
Net cash flows generated from operating activities	13	728	741
Net cash flows used in investing activities	–	–	–
Net cash flows used in financing activities	–	(6,083)	(6,083)
Net increase/(decrease) in cash and cash equivalents	13	(5,355)	(5,342)

Geographical information

(a)   Revenue from external customers

	2024	2023
	HK$'000	HK$'000
Mainland China	160,472	265,561
Hong Kong	24,842	25,318
Macau	2,536	1,050
	187,850	291,929

The revenue information above is based on the locations of the companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

4. **OPERATING SEGMENT INFORMATION** (Continued)

    Geographical information (Continued)

    (b) **Non-current assets**

	2024 HK$'000	2023 HK$'000
Mainland China	433,834	491,906
Hong Kong	5,620	3,759
	439,454	495,665

    The above analysis of non-current assets is based on the locations of the non-current assets and excludes goodwill and deferred tax assets.

    Information about major customers

    Revenue from major customers, which individually amounted to 10% or more of the total revenue, is set out below:

	2024 HK$'000	2023 HK$'000
Customer A	38,246	56,589
Customer B	19,467	33,065
Customer C	36,217	34,520

5. **REVENUE, OTHER INCOME AND GAINS**

    (a) Revenue for contract with customers

    An analysis of revenue is as follows:

	2024 HK$'000	2023 HK$'000
Sale of graphene products	117,951	194,929
Landscape architecture design	69,899	97,000
	187,850	291,929

5. REVENUE, OTHER INCOME AND GAINS (Continued)

(a) Revenue for contract with customers (Continued)

(i) Disaggregated revenue information

For the year ended 31 December 2024

	Graphene products HK$'000	Landscape architecture design HK$'000	Total HK$'000
Sale of graphene products	117,951	–	117,951
Landscape architecture services	–	69,899	69,899
Total revenue	117,951	69,899	187,850
Geographical markets			
Mainland China	117,951	42,521	160,472
Hong Kong	–	24,842	24,842
Macau	–	2,536	2,536
Total revenue	117,951	69,899	187,850
Timing of revenue recognition			
Goods transferred at a point in time	117,951	–	117,951
Services transferred over time	–	69,899	69,899
Total revenue	117,951	69,899	187,850

5. REVENUE, OTHER INCOME AND GAINS (Continued)

(a) Revenue for contract with customers (Continued)

(i) Disaggregated revenue information (Continued)

For the year ended 31 December 2023

	Graphene products HK$'000	Landscape architecture design HK$'000	Total HK$'000
Sale of graphene products	194,929	–	194,929
Landscape architecture services	–	97,000	97,000
Total revenue	194,929	97,000	291,929
Geographical markets			
Mainland China	194,929	70,632	265,561
Hong Kong	–	25,318	25,318
Macau	–	1,050	1,050
Total revenue	194,929	97,000	291,929
Timing of revenue recognition			
Goods transferred at a point in time	194,929	–	194,929
Services transferred over time	–	97,000	97,000
Total revenue	194,929	97,000	291,929

The following table shows the amounts of revenue recognised in the current reporting period that were included in the contract liabilities at the beginning of the reporting period and recognised from performance obligations satisfied in previous periods:

	2024 HK$'000	2023 HK$'000
Revenue recognised that was included in contract liabilities at the beginning of the reporting period:		
Landscape architecture services	**13,627**	16,481

5.   REVENUE, OTHER INCOME AND GAINS (Continued)

(a)   Revenue for contract with customers (Continued)

(ii)   Performance obligations

Information about the Group's performance obligations is summarised below:

Sale of graphene products

The performance obligation is satisfied upon delivery of the graphene products and payment is generally due within two months to four months from delivery, except for new customers, where payment in advance is normally required.

Landscape architecture design

The performance obligation is satisfied over time as services are rendered. A certain percentage of payment is retained by customers until the end of the retention period as the Group's entitlement to the final payment is conditional on the satisfaction of the service quality by the customers over a certain period as stipulated in the contracts.

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) at end of reporting period are as follows:

	2024 HK$'000	2023 HK$'000
Within one year	44,282	70,741
More than one year	178,253	252,188
	222,535	322,929

The remaining performance obligations expected to be recognised in more than one year are to be satisfied within five years. All the other remaining performance obligations are expected to be recognised within one year. The amounts disclosed above do not include variable consideration which is constrained.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

5. **REVENUE, OTHER INCOME AND GAINS** (Continued)

    (b) Analysis of other income and gains is as follows:

	2024 HK$'000	2023 HK$'000
Other income		
Service income	5,081	3,156
Dividend income from equity investments at fair value through other comprehensive income	65	91
Interest income	1,016	1,299
Gain on waiver of other borrowing	868	–
Gain on waiver of interest on convertible notes	32	–
Gain on waiver of interest on corporate bonds	269	–
Compensation from a catering supplier	–	1,043
Government grants	943	5,747
Foreign exchange differences, net	1	29
	8,275	11,365
Other gains		
Gain on disposal of property, plant and equipment, net	179	173
Gain on lease termination	–	2
Gain on settlement of other payables upon issue of ordinary shares	560	156
Others	483	1,216
	1,222	1,547
	9,497	12,912

Government grants were received from government departments and for promoting the Group's business in the local area. There are no unfulfilled conditions or contingencies relating to these grants.

6. LOSS BEFORE TAX

The Group's loss before tax is arrived at after charging/(crediting):

	Notes	2024 HK$'000	2023 HK$'000
Cost of inventories sold		84,020	129,132
Cost of services provided		35,523	65,976
Cost of sales	(a)	119,543	195,108
Depreciation of property, plant and equipment	13	1,017	2,733
Depreciation of right-of-use assets	13	4,783	5,518
Amortisation of other intangible assets	15	43,626	44,507
		49,426	52,758
Research and development costs		13,086	18,125
Share of results of associates	17	797	(582)
Lease payments for lease less than 12 months	13	1,988	7,038
Audit fees and other disbursements paid to:			
– HK auditors		1,848	1,848
– US auditors		2,084	2,605
– Other auditors		905	583
		4,837	5,036
Employee benefit expense (including directors' and chief executive's remuneration (note 8)):			
Wages and salaries		64,050	72,854
Equity-settled share-based payment expense	34	8,562	9,607
Pension scheme contributions (defined contribution scheme)		7,390	12,901
Welfare and other benefits		244	507
		80,246	95,869
Professional expenses			
– Equity-settled share-based payment expense	34	5,447	6,826
Administrative expenses	(b)	134,456	143,267
Gain on disposal of property, plant and equipment, net		(179)	(173)
Impairment of property, plant and equipment and other intangible assets		1,853	–
Impairment of financial and contract assets:			
Impairment of trade and bills receivables, net	20	24,284	14,098
(Reversal of impairment)/impairment of contract assets, net	23	(1,346)	8,499
Impairment/(reversal of impairment) of financial assets included in prepayments, other receivables and other assets, net	21	4,791	(319)
		27,729	22,278

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

6. LOSS BEFORE TAX (Continued)

Notes:

(a) Cost of sales includes HK$20,819,000 (2023: HK$40,748,000) and HK$84,020,000 (2023: HK$129,132,000) related to staff costs and raw material expenses, respectively.

(b) Administrative expenses of approximately HK$134,456,000 (2023: HK$143,267,000) comprise employee benefit expenses of approximately HK$58,755,000 (2023: HK$53,368,000), depreciation of property, plant and equipment (including right-of-use assets) of approximately HK$3,751,000 (2023: HK$6,176,000), amortisation of other intangible assets of approximately HK$43,626,000 (2023: HK$44,507,000), auditors' remuneration of approximately HK$4,837,000 (2023: HK$5,036,000), professional expenses related to equity-settled share-based payments of HK$5,448,000 (2023: HK$6,826,000) and rental expense for short-term leases of approximately HK$1,988,000 (2023: HK$7,038,000), of which their respective total amounts are disclosed above, and other miscellaneous expenses of approximately HK$16,051,000 (2023: HK$20,316,000) for the year ended 31 December 2024.

7. FINANCE COSTS

An analysis of finance costs is as follows:

	2024 HK$'000	2023 HK$'000
Interest on interest-bearing borrowings	9,346	9,842
Interest on convertible notes	1,447	4,987
Interest on promissory note	5,154	7,628
Interest on lease liabilities	1,064	1,291
	17,011	23,748

8. DIRECTORS' AND CHIEF EXECUTIVE'S REMUNERATION

Directors' and chief executive's remuneration for the year, disclosed pursuant to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	Group	
	2024 HK$'000	2023 HK$'000
Fees	526	684
Other emoluments:		
Salaries, allowances and benefits in kind	13,234	4,149
Equity-settled share-based payment expense	525	411
Pension scheme contributions and other benefits	54	63
	13,813	4,623
	14,339	5,307

8. **DIRECTORS' AND CHIEF EXECUTIVE'S REMUNERATION** (Continued)

(a) **Independent non-executive directors**

The fees paid to independent non-executive directors during the year were as follows:

	2024 HK$'000	2023 HK$'000
Tam Ip Fong Sin	120	120
Wang Yuncai	120	120
Liu Kwong Sang	144	144
Tang Zhaodong	120	120
Chan Anthony Kaikwong	22	180
	526	684

The emoluments payable to the independent non-executive directors as at 31 December 2024 was HK$668,000 (2023: HK$334,000).

(b) **Executive directors, non-executive directors and the chief executive**

2024

	Salaries, allowances and benefits in kind HK$'000	Equity-settled share-based payment expense HK$'000	Pension scheme contributions and other benefits HK$'000	Total HK$'000
Executive directors:				
Lau Hing Tat Patrick	5,597	175	18	5,790
Qiu Bin	1,440	175	18	1,633
	7,037	350	36	7,423
Non-executive director:				
Ma Lida	600	–	–	600
Chief executive:				
Chan Yick Yan Andross	5,597	175	18	5,790
	13,234	525	54	13,813

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

8. **DIRECTORS' AND CHIEF EXECUTIVE'S REMUNERATION** (Continued)

    (b) **Executive directors, non-executive directors and the chief executive** (Continued)

    2023

	Salaries, allowances and benefits in kind HK$'000	Equity-settled share-based payment expense HK$'000	Pension scheme contributions and other benefits HK$'000	Total HK$'000
Executive directors:				
Lau Hing Tat Patrick	1,124	137	22	1,283
Qiu Bin	1,440	137	18	1,595
	2,564	274	40	2,878
Non-executive director:				
Ma Lida	600	–	–	600
Chief executive:				
Chan Yick Yan Andross	985	137	23	1,145
	4,149	411	63	4,623

    (c) There was no arrangement under which a director or the chief executive waived or agreed to waive any remuneration during both years.

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included two directors and the chief executive (2023: two directors and the chief executive), details of whose remuneration are set out in note 8 above. Details of the remuneration for the year of the remaining two (2023: two) highest paid individuals who are neither a director nor a chief executive of the Company are as follows:

	2024 HK$'000	2023 HK$'000
Salaries, allowances and benefits in kind	2,247	3,874
Equity-settled share-based payment expense	703	5,214
Pension scheme contributions and other benefits	36	149
	2,986	9,237

The emoluments of the two (2023: two) individuals with the highest emoluments fell within the following bands:

	Number of individuals	
	2024	2023
Nil to HK$1,000,000	–	–
HK$1,000,001 to HK$1,500,000	1	–
HK$1,500,001 to HK$2,000,000	1	–
HK$2,500,001 to HK$3,000,000	–	–
HK$3,000,001 to HK$3,500,000	–	–
HK$3,500,001 to HK$4,000,000	–	–
HK$4,000,001 to HK$4,500,000	–	–
HK$4,500,001 to HK$5,000,000	–	2
	2	2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

10. INCOME TAX

Hong Kong profits tax has been provided at the rate of 16.5% (2023: 16.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the jurisdictions in which the Group operates.

泛亞景觀設計（上海）有限公司 continued to be granted with the qualification of High and New Technology Enterprises ("HNTE") on 15 November 2023 and is entitled to a preferential corporate income tax rate of 15% (2023: 15%) for a period of three years ending 31 December 2025.

前海泛亞景觀設計（深圳）有限公司 has been provided at the rate of 15% (2023: 15%) on the estimated assessable profits as its main principal activities, of engaging in interior design and landscape, are recognised as encouraged industries in Qianhai district, Shenzhen in Mainland China.

黑龍江省牡丹江農墾淶奧石墨烯深加工有限公司 is qualified for High and New Technology Enterprises and is entitled to a preferential corporate income tax rate of 15% (2023: 15%) for a period of three years ending 31 December 2025.

Other subsidiaries located in Mainland China were subject to corporate income tax at the statutory rate of 25% for the year (2023: 25%) under the income tax rules and regulations in the PRC.

Graphex Technologies, LLC is incorporated in the USA and is subject to corporate income tax at 21%.

	2024 HK$'000	2023 HK$'000
Current – Mainland China	1,122	4,185
Current – Hong Kong	–	–
	1,122	4,185
Deferred tax (note 33)		
– origination and reversal of temporary differences	(8,905)	(6,265)
Total tax credit for the year	(7,783)	(2,080)

10. INCOME TAX (Continued)

A reconciliation of the tax expense/(credit) applicable to loss before tax at the statutory rates for the jurisdictions in which the Company and the majority of its subsidiaries are domiciled to the tax expense/(credit) at the effective tax rates, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

| | 2024 | | | | | | | |
| | Hong Kong | | Mainland China | | Others | | Total | |
	HK$'000	%	HK$'000	%	HK$'000	%	HK$'000	%
Loss before tax	(2,803)		(73,214)		(43,151)		(119,168)	
Tax at the statutory tax rate	(462)	16.5	(18,304)	25.0	(263)	0.6	(19,029)	16.0
Lower tax rate for specific provinces or enacted by local authority	–	–	6,389	(8.7)	–	–	6,389	(5.4)
Tax effect of non-taxable income	(469)	16.7	(654)	0.9	–	–	(1,123)	0.9
Tax effect of non-deductible expenses	438	(15.6)	5,105	(7.0)	–	–	5,543	(4.7)
Temporary differences – not recognised	730	(26.0)	(4,866)	6.6	–	–	(4,136)	3.5
Tax effect of utilisation of tax losses	(790)	28.1	–	–	–	–	(790)	0.7
Tax losses not recognised	1,284	(45.8)	3,816	(5.2)	263	(0.6)	5,363	(4.5)
Tax expense at the Group's effective rate	731	(26.1)	(8,514)	11.6	–	–	(7,783)	6.5

| | 2023 | | | | | | | |
| | Hong Kong | | Mainland China | | Others | | Total | |
	HK$'000	%	HK$'000	%	HK$'000	%	HK$'000	%
Loss before tax	(4,644)		(39,507)		(70,130)		(114,281)	
Tax at the statutory tax rate	(766)	16.5	(9,877)	25.0	(1,226)	1.7	(11,869)	10.4
Lower tax rate for specific provinces or enacted by local authority	–	–	3,219	(8.1)	–	–	3,219	(2.8)
Tax effect of non-taxable income	(173)	3.7	(278)	0.7	–	–	(451)	0.4
Tax effect of non-deductible expenses	15	(0.3)	1,790	(4.5)	1,226	(1.7)	3,031	(2.7)
Temporary differences – not recognised	–	–	(4,085)	10.3	–	–	(4,085)	3.6
Tax effect of utilisation of tax losses	(221)	4.7	–	–	–	–	(221)	0.2
Tax losses not recognised	(3)	0.1	8,299	(21.0)	–	–	8,296	(7.3)
Tax expense at the Group's effective rate	(1,148)	24.7	(932)	2.4	–	–	(2,080)	1.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

11. DIVIDEND

The Board does not recommend the payment of any final dividend in respect for the years ended 31 December 2024 and 2023.

12. LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 970,655,016 (2023: 763,145,541) in issue during the year.

No adjustment has been made to the basic loss per share amount presented for the years ended 31 December 2024 and 2023 in respect of a dilution as the impact of the convertible notes, warrants and share options outstanding had an anti-dilutive effect on the basic loss per share amount presented.

The calculation of basic loss per share was based on:

	2024 HK$'000	2023 HK$'000
Loss		
Loss attributable to ordinary equity holders of the parent	**(111,435)**	(113,168)

	Number of shares	
	2024	2023
Shares		
Weighted average number of ordinary shares in issue during the year used in the basic loss per share calculation	**970,655,016**	763,145,541

13. PROPERTY, PLANT AND EQUIPMENT

2024

	Right-of-use assets HK$'000	Leasehold improvements HK$'000	Furniture and equipment HK$'000	Motor vehicles HK$'000	Other plant and machinery HK$'000	Total HK$'000
At 31 December 2023 and 1 January 2024:						
Cost	24,369	13,098	11,619	790	13,504	63,380
Accumulated depreciation	(7,390)	(12,658)	(10,561)	(581)	(3,514)	(34,704)
Net carrying amount	16,979	440	1,058	209	9,990	28,676
At 1 January 2024, net of accumulated depreciation and impairment	16,979	440	1,058	209	9,990	28,676
Additions	5,128	–	152	–	–	5,280
Depreciation	(4,783)	(16)	(151)	–	(850)	(5,800)
Impairment	(361)	(422)	(744)	(208)	–	(1,735)
Exchange realignment	(263)	(2)	(7)	(1)	(201)	(474)
At 31 December 2024, net of accumulated depreciation and impairment	16,700	–	308	–	8,939	25,947
At 31 December 2024:						
Cost	24,215	12,872	11,191	555	13,215	62,048
Accumulated depreciation	(7,160)	(12,458)	(10,215)	(372)	(4,276)	(34,481)
Accumulated impairment	(355)	(414)	(668)	(183)	–	(1,620)
Net carrying amount	16,700	–	308	–	8,939	25,947

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

13. PROPERTY, PLANT AND EQUIPMENT (Continued)

2023

	Right-of-use assets HK$'000	Leasehold improvements HK$'000	Furniture and equipment HK$'000	Motor vehicles HK$'000	Other plant and machinery HK$'000	Total HK$'000
At 31 December 2022 and 1 January 2023:						
Cost	24,549	12,865	12,244	1,670	13,699	65,027
Accumulated depreciation	(3,160)	(11,887)	(10,546)	(1,334)	(2,697)	(29,624)
Net carrying amount	21,389	978	1,698	336	11,002	35,403
At 1 January 2023, net of accumulated depreciation and impairment	21,389	978	1,698	336	11,002	35,403
Additions	1,442	382	356	–	–	2,180
Depreciation	(5,518)	(910)	(859)	(103)	(861)	(8,251)
Disposal	–	–	(119)	(20)	–	(139)
Disposal of subsidiaries	(75)	–	(1)	–	–	(76)
Lease termination	(53)	–	–	–	–	(53)
Exchange realignment	(206)	(10)	(17)	(4)	(151)	(388)
At 31 December 2023, net of accumulated depreciation and impairment	16,979	440	1,058	209	9,990	28,676
At 31 December 2023:						
Cost	24,369	13,098	11,619	790	13,504	63,380
Accumulated depreciation	(7,390)	(12,658)	(10,561)	(581)	(3,514)	(34,704)
Net carrying amount	16,979	440	1,058	209	9,990	28,676

13. PROPERTY, PLANT AND EQUIPMENT (Continued)

Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying assets is as follows:

	2024 HK$'000	2023 HK$'000
Other properties leased for own use, carried at depreciated cost	13,027	11,319
Plant and machinery, carried at depreciated cost	3,673	5,660
	16,700	16,979

Impairment test on right-of-use assets and other property, plant and equipment with a carrying amount of HK$11,020,000 (2023: HK$12,468,000) and HK$8,939,000 (2023: HK$9,990,000), respectively, related to Graphene Products Business was disclosed in notes 14 and 15 below and no impairment was recognised at 31 December 2024 and 2023.

The analysis of expense items in relation to leases recognised in profit or loss is follows:

	2024 HK$'000	2023 HK$'000
Depreciation expense of right-of-use assets	4,783	5,518
Interest expense on lease liabilities	1,064	1,291
Expense relating to short-term leases	1,988	7,038
	7,835	13,847

The Group had total cash outflows for leases of HK$5,943,000 (2023: HK$6,555,000) for the year ended 31 December 2024.

Derecognition of right-of-use assets of approximately HK$53,000 and lease liabilities of approximately HK$55,000 regarding lease termination of office in the PRC during the year ended 31 December 2023, resulting in a gain on lease termination of approximately HK$2,000. No lease was terminated during the year ended 31 December 2024.

During the year ended 31 December 2024, impairment loss of HK$361,000 (2023: HK$nil) and HK$1,374,000 (2023: HK$nil) were charged on the right-of-use assets and other property, plant and equipment of Landscape Agriculture Design segment for the year in the PRC, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

14. GOODWILL

	2024 **HK$'000**	2023 HK$'000
Cost	**101,939**	101,939

At 31 December 2024 and 2023, the goodwill represented the expected future profitability of the existing Graphene Products Business that was acquired by the Group in previous years.

Impairment test of Graphene Products Business to which goodwill is allocated

During the year ended 31 December 2024, the Graphene Products Business segment has revenue from external customers of approximately HK$118 million (2023: HK$194.9 million) and adjusted EBITDA (as defined in note 4) of approximately HK$17.7 million (2023: HK$38.3 million), respectively. The ratio of adjusted EBITDA over revenue of the Graphene Products Business was about 15.0% (2023: 19.7%).

As at 31 December 2024, goodwill of HK$101,939,000 (2023: HK$101,939,000), together with other intangible assets (note 15), property, plant and equipment (note 13) and rights-of-use assets (note 13) are allocated to the cash-generating unit (the "CGU") of Graphene Products Business. The recoverable amount of the CGU is determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes in selling price and direct costs of graphene during the projection period. The directors of the Company estimate discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rate is based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

14. GOODWILL (Continued)

Impairment test of Graphene Products Business to which goodwill is allocated (Continued)

The calculation uses cash flow projections based on financial budgets approved by management covering a 5-years period and a pre-tax discount rate of 19.5% (2023: 20%) for the year ended 31 December 2024. The cash flows projections beyond the 5-year period are extrapolated using a terminal growth rate of 2% (2023: 2%). This terminal growth rate is based on the relevant industry growth forecasts and does not exceed the average long-term growth rate for the relevant industry. Other key assumptions for the value in use calculations relate to the estimation of cash inflows/outflows which include budgeted sales and gross margin, and such estimation is based on the unit's past performance and management's expectations for the market development. The ratio of EBITDA over revenue is estimated to be about 19.0% to 28.1% (2023: 21.6% to 28.1%) during the budget for the next 5 years, taking into account of strong demand for global electric vehicles and lithium-ion batteries, for which, the Group's graphene products are applied as their graphite anode materials.

The Group engaged International Valuation Limited ("IVL") (2023: STEAM Valuation Advisory Limited ("STEAM")), an independent firm of qualified valuers not related to the Group and with qualifications and experiences in valuing similar assets, to determine the recoverable amount of the CGU of the Graphene Products Business to which goodwill of HK$101,939,000 (2023: HK$101,939,000), other intangible assets of HK$408,181,000 (2023: HK$460,623,000)(note 15), property, other plant and equipment of HK$8,939,000 (2023: HK$9,990,000) (note 13) and right-of-use assets of HK$11,020,000 (2023: HK$12,468,000) (note 13) are allocated, as at 31 December 2024.

With reference to the assessment by IVL (2023: STEAM), the recoverable amount of the CGU of the Graphene Products Business at 31 December 2024 is estimated at approximately HK$655,184,000 (2023: HK$787,327,000). As the recoverable amount of the CGU of the Graphene Products Business exceeded its carrying amount, with headroom of approximately HK$17.2 million (2023: HK$86.4 million), no impairment was required for the years ended 31 December 2024 (2023: HK$nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

15. OTHER INTANGIBLE ASSETS

	Software HK$'000	Graphene Products Business Patents HK$'000	Trademarks HK$'000	Customer relationships HK$'000	Total HK$'000
31 December 2024					
Cost at 1 January 2024, net of accumulated amortisation	374	179,553	159,516	121,554	460,997
Additions	318	–	–	–	318
Amortisation provided during the year	(346)	(16,871)	(14,988)	(11,421)	(43,626)
Impairment	(118)	–	–	–	(118)
Exchange realignment	(1)	(3,572)	(3,173)	(2,417)	(9,163)
At 31 December 2024	227	159,110	141,355	107,716	408,408
At 31 December 2024:					
Cost	17,570	249,601	221,252	168,599	657,022
Amortisation	(17,228)	(90,491)	(79,897)	(60,883)	(248,499)
Accumulated impairment	(115)	–	–	–	(115)
Net carrying amount	227	159,110	141,355	107,716	408,408
31 December 2023					
Cost at 1 January 2023, net of accumulated amortisation	662	199,356	177,110	134,961	512,089
Additions	424	–	–	–	424
Amortisation provided during the year	(708)	(17,073)	(15,168)	(11,558)	(44,507)
Exchange realignment	(4)	(2,730)	(2,426)	(1,849)	(7,009)
At 31 December 2023	374	179,553	159,516	121,554	460,997
At 31 December 2023:					
Cost	17,541	255,055	226,086	172,283	670,965
Amortisation	(17,167)	(75,502)	(66,570)	(50,729)	(209,968)
Accumulated impairment	–	–	–	–	–
Net carrying amount	374	179,553	159,516	121,554	460,997

15. OTHER INTANGIBLE ASSETS (Continued)

Impairment test of Graphene Products Business to which other intangible assets are allocated

Patents, trademarks and customer relationships related to the Graphene Products Business acquired during the year ended 31 December 2019.

As disclosed in note 14, the recoverable amount of Graphene Products Business as the identified CGU has been determined on a value in use calculation. At 31 December 2024, the recoverable amount of the CGU, to which patents of HK$159,110,000 (2023: HK$179,553,000), trademarks of HK$141,355,000 (2023: HK$159,516,000) and customer relationships of HK$107,716,000 (2023: HK$121,554,000), goodwill of HK$101,939,000 (2023: HK$101,939,000) (note 14), property, plant and equipment of HK$8,939,000 (2023: HK$9,990,000) (note 13) and right-of-use assets of HK$11,020,000 (2023: HK$12,468,000) (note 13) are allocated, is determined taking into account the valuation performed by IVL (2023: STEAM), based on the cash flows forecasts derived from the most recent financial budgets for the next five years approved by the management using the pre-tax discount rate of 19.5% (2023: 20%) per annum which reflects current market assessments of the time value of money and the risks specific to the CGU. Other key assumptions for the value in use calculations is the budgeted terminal growth rate of 2% (2023: 2%) beyond 5 years, which is determined based on the past performance, management's expectations for the market development and market growth forecasts. The ratio of EBITDA over revenue is estimated to be about 19.0% to 28.1% (2023: 21.6% to 28.1%) during the budget for the next 5 years, taking into account of demand for electric vehicles and lithium-ion batteries, for which, the Group's graphene products are applied as their graphite anode materials.

Based on the impairment test as detailed in note 14 above, by reference to the valuation prepared by IVL (2023: STEAM), the recoverable amount of the CGU, to which patents, trademarks and customer relationships, related goodwill (note 14), property, plant and equipment (note 13) and right-of-use assets (note 13) are allocated, exceeds its carrying amount as at 31 December 2024. Accordingly, no impairment loss (2023: HK$nil) on patents, trademarks and customer relationships, related goodwill (note 14), property, plant and equipment (note 13) and right-of-use assets (note 13) in respect of Graphene Products Business has been recognised for the year ended 31 December 2024.

16. INVESTMENTS IN JOINT VENTURES

	2024 HK$'000	2023 HK$'000
Share of net assets	–	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

16. INVESTMENTS IN JOINT VENTURES (Continued)

Particulars of the Group's joint ventures are as follows:

Name	Particulars of issued shares held/ paid-up capital	Place of registration and business	Percentage of			Principal activity
			Ownership interest	Voting power	Profit sharing	
Trade More Global Limited ("Trade More") (note a)	Issued ordinary shares US$1,100	British Virgin Islands	30	50	30	Investment Holding
Earthasia Worldwide Holdings Limited ("EA Trading") (note a)	Issued ordinary shares HK$100	Hong Kong	30	50	30	Trading business
Earthasia International (Japan) Limited ("Japan Trading") (note a)	Issued ordinary shares JPY50,000,000	Japan	30	50	30	Dormant
上海奕桂品牌管理有限公司 ("上海奕桂") (note a)	Registered capital RMB1,000,000	Mainland China	30	50	30	Trading business
大連鵬亞國際貿易有限公司 ("Dalian Pengya International Trade Co., Ltd"#) ("Dalian Trading") (note a)	Registered capital RMB2,000,000	Mainland China	30	50	30	Trading business
Graphex Michigan I, LLC (note b)	90 joint ventures units	United States	33.3	33.3	25	Business not yet commenced and inactive

\#   The English names of these companies represent the best effort made by the management of the Company to directly translate their Chinese names as these companies do not register any official English names.

Trade More and its wholly owned subsidiaries, EA Trading, Japan Trading, 上 海 奕 桂 and Dalian Trading are indirectly held by the Company.

Graphex Michigan I, LLC is indirectly held by the Company.

16. INVESTMENTS IN JOINT VENTURES (Continued)

Notes:

(a) The following table illustrates the aggregate financial information of the Group's joint ventures that are not individually material:

	2024 **HK$'000**	2023 HK$'000
Share of the joint ventures' loss for the year	–	–
Share of the joint ventures' total comprehensive loss	–	–
Aggregate carrying amount of the Group's investments in the joint ventures	–	–

The Group has discontinued the recognition of its share of loss of a joint venture, EA Trading, because the share of loss of the joint venture exceeded the Group's interest in the joint venture and the Group has no obligation to take up further loss. The amount of the Group's unrecognised share of loss and other comprehensive income of EA Trading for the year and accumulated losses were HK$602,000 (2023: HK$1,452,000) and HK$13,087,000 (2023: HK$12,485,000), respectively.

At the reporting period end, there are no material commitments and contingent liabilities in the joint ventures that are attributable to the Group.

(b) Graphex Technologies, LLC ("Graphex Tech") (an indirect wholly-owned subsidiary of the Company) and the joint venture partner (the "JV Partner") entered into an agreement in relation to the formation of a joint venture, Graphex Michigan I, LLC ("JV"), in the U.S. on 30 May 2022 ("Agreement Date"), initially expected to be near Detroit, Michigan (the "JV Agreement"). The purpose of the JV shall be to develop and operate in Michigan a single facility, factory or other manufacturing or processing plant for the purposes of processing or otherwise enhancing graphite anode material or previously processed graphite, including without limitation spherical graphite processing and pitch coating of spherical graphite for use in any industry, including without limitation in connection with providing anode material for lithium-ion batteries utilised in electric automotive vehicles ("Anode Material Processing Facility"). Pursuant to the JV Agreement, upon formation of the JV, Graphex Tech will initially own one-third and the JV Partner will initially own two-third of the JV membership interest.

Graphex Tech shall cause the Group to grant the JV a perpetual, royalty-free right and license to use and exploit the technologies in connection with the establishment, development and operation of the Anode Material Processing Facility. Graphex Tech shall ensure that all appropriate personnel of the Group are involved and Graphex Tech shall furnish services of all its Michigan-based personnel in all stages of development and operation of such Anode Material Processing Facility. Graphex Tech shall arrange for offtake agreements with applicable mines and/or initial processors for supplying the necessary or appropriate graphite flake or high-quality spherical graphite to be utilised in such Anode Material Processing Facility, including without limitation from the Group's plant in the PRC to the extent necessary and legally permissible.

The JV Partner shall furnish the services of all its Michigan-based personnel, who will primarily be responsible for handling site searches and inspections, acquisitions, design, regulatory approval, construction and mechanical operation of the Anode Material Processing Facility. The JV Partner shall contribute US$15 million to the JV (the "Cash Contribution") and arrange and provide for all office and administrative support for the JV in the United States, provided that the JV shall pay the JV Partner a reasonable amount for rent. In addition, the JV Partner will have primary responsibility for providing and/or obtaining the additional requisite funding, capital and/or financial arrangements to purchase, construct and operate the Anode Material Processing Facility. The JV Partner shall utilise its contacts to manage all governmental and regulatory concerns.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

16. INVESTMENTS IN JOINT VENTURES (Continued)

Notes: (Continued)

(b)   (Continued)

The management of the JV and all decisions concerning the business affairs of the JV shall be made by the managing members or any authorised agent designated in writing by the managing members. The managing members shall be Graphex Tech and the JV Partner (the "Managing Member(s)"). Consent of the Managing Members shall be the approval of more than 75% of the managing member voting percentages (the managing member voting percentage for each Managing Member shall be in accordance such Managing Member's percentage of JV membership interest). The Managing Members have the power, on behalf of the JV, to do all things necessary or convenient to carry out the business and affairs of the JV.

Distributions, if any, shall be made in the sole discretion of the Managing Members. In the event that the Managing Members make a distribution of any proceeds, it shall be paid to the JV Members in the following priority:

(i)   During the first four years following the Agreement Date, 75% of each distribution shall be paid to the JV Partner and the balance shall be paid to Graphex Tech;

(ii)   During the fifth year following the Agreement Date, 75% of each distribution shall be paid to Graphex Tech and the balance shall be paid to the JV Partner; and

(iii)   Thereafter, distributions shall be paid to all JV Members pro rata in accordance with their JV Membership Interest.

Pursuant to the JV Agreement, (i) the JV Partner has granted Graphex Tech a conditional call option for purchasing 30 JV units (representing one-third of the JV membership interest) from the JV Partner in consideration for 35,000,000 new ordinary shares to be issued by the Company at the issue price of HK$1.10 each (the "Consideration Shares"); and (ii) Graphex Tech has granted the JV Partner a conditional put option for requiring Graphex Tech to purchase 30 JV units (representing one-third of the JV Membership Interest) from the JV Partner in consideration for 35,000,000 Consideration Shares. At 31 December 2022, the conditions for the call option and the put option are not yet fulfilled and the directors of the Company consider that the fair value of the group's obligations under the call option and the put option to be insignificant.

On 31 May 2022, the JV has been established as a Delaware limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act. Up to 31 December 2024, neither the Group nor the JV Partner has contributed the above-mentioned technologies and the Cash Contribution, as contemplated in the JV Agreement, to the JV. The JV has not yet commenced its business and has insignificant operating results and cash flows for the years ended 31 December 2023 and 2024 and has immaterial assets and liabilities at 31 December 2023 and 2024.

Subsequent to the reporting period end and on 4 February 2025, the JV has been deregistered.

17. INVESTMENTS IN ASSOCIATES

	2024 HK$'000	2023 HK$'000
Share of net assets	–	801

Particulars of the Group's associates are as follows:

Name	Particulars of issued shares held/ paid-up capital	Place of registration and business	Percentage of			Principal activity
			Ownership interest	Voting power	Profit sharing	
上海泰迪朋友投資管理有限公司 (Shanghai Teddy Friends Investment Management Limited[#]) ("Teddy")	Registered capital of RMB27,000,000	Mainland China	20	20	20	Investment holding
蘇州蘇迪投資發展有限公司 (Suzhou Sudi Investment and Development Limited[#]) ("Sudi")	Registered capital of RMB35,000,000	Mainland China	10	10	10	Dormant

[#] The English names of these companies represent the best effort made by the management of the Company to directly translate their Chinese names as these companies do not register any official English name.

Teddy and its 51% subsidiary, Sudi, are indirectly held by the Company.

Teddy and Sudi are considered as associates of the Group and are accounted for using the equity method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

17. INVESTMENTS IN ASSOCIATES (Continued)

The following table illustrates the summarised financial information in respect of Teddy, adjusted for any differences in accounting policies and reconciled to the carrying amount in the financial statements:

	Teddy	
	2024	2023
	HK$'000	HK$'000
Current assets	14,575	24,590
Non-current assets	270	489
Current liabilities	(12,789)	(14,865)
Non-controlling interests	5,948	6,207
Equity attributable to the owners of the parent	(3,893)	4,007
Reconciliation to the Group's interest in the associate:		
Proportion of the Group's ownership	20%	20%
Group's share of net assets of the associates	–	801
Balance with the Group	–	–
Carrying amount of the investment	–	801
Revenue	–	–
Profit/(loss) for the year	(3,985)	2,911
Other comprehensive income	–	–
Total comprehensive income/(loss) for the year	(3,985)	2,911
Group's share of results	(797)	582

18. EQUITY INVESTMENT DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2024 HK$'000	2023 HK$'000
Unlisted equity investment, at fair value 深圳市前海邦你貸互聯網金融服務有限公司 ("Lendbang")		
At 1 January	34	94
Fair value loss through other comprehensive income	12	(59)
Exchange realignment	(1)	(1)
At 31 December	45	34

The Group's 7.41% (2023: 7.41%) interest in the above equity investment was irrevocably designated at fair value through other comprehensive income as the Group considers the investment to be strategic in nature.

During the year ended 31 December 2024, the Group received dividends in the amount of HK$65,000 (2023: HK$91,000), from Lendbang.

19. INVENTORIES

	2024 HK$'000	2023 HK$'000
Raw materials	216	775
Finished goods	5,301	12,937
	5,517	13,712

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

20. TRADE AND BILLS RECEIVABLES

	2024 HK$'000	2023 HK$'000
Trade and bills receivables	276,606	220,655
Allowance for impairment	(94,545)	(72,664)
	182,061	147,991

The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is two months, extending up to six months for major customers. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables to minimise credit risk. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's trade and bill receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. The Group does not hold any collateral or other credit enhancements over its trade and bills receivables balances. Trade and bills receivables are non-interest-bearing.

An ageing analysis of the trade and bills receivables at the end of each reporting period, based on the invoice date and/or delivery date and net of loss allowance for lifetime expected credit losses, is as follows:

	Subsequent settlements* HK$'000	2024 HK$'000	2023 HK$'000
Within 6 months	19,092	71,681	75,972
Over 6 months but within 1 year	23,844	41,076	49,715
Over 1 year but within 2 years	72,984	69,304	20,962
Over 2 years but within 3 years	763	–	1,342
Over 3 years	33	–	–
	116,716	182,061	147,991

*   Up to 26 March 2025

The movements in the loss allowance for lifetime expected credit losses of trade and bills receivables are as follows:

	2024 HK$'000	2023 HK$'000
At 1 January	72,664	59,497
Impairment loss, net (note 6)	24,284	14,098
Written-off	(482)	–
Exchange alignment	(1,921)	(931)
At 31 December	94,545	72,664

20. TRADE AND BILLS RECEIVABLES (Continued)

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on invoice date for groupings of various customer segments with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance). The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions, and settlement patterns and history of the customers as adjusted for subsequent settlements received by the Group up to the date of approval of the consolidated financial statements.

Set out below is the information about the credit risk exposure on the Group's trade and bills receivables using a provision matrix:

For Landscape PRC Customers (HK$'000)

As at 31 December 2024

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impaired	Total
Expected credit loss rate	1.77%	26.34%	83.98%	100%	100%	100%	71.36%
Gross carrying amount	21,877	2,559	3,901	6,547	45,196	3,716	83,796
Expected credit losses	387	674	3,276	6,547	45,196	3,716	59,796

As at 31 December 2023

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impaired	Total
Expected credit loss rate	8.48%	22.27%	80.83%	88.42%	100%	100%	76.25%
Gross carrying amount	13,118	4,149	8,374	11,476	34,082	5,278	76,477
Expected credit losses	1,112	924	6,769	10,147	34,082	5,278	58,312

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

20. TRADE AND BILLS RECEIVABLES (Continued)

For Landscape HK Customers (HK$'000)

As at 31 December 2024

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impaired	Total
Expected credit loss rate	0%	0%	100%	100%	100%	100%	20.33%
Gross carrying amount	1,729	180	410	25	52	–	2,396
Expected credit losses	–	–	410	25	52	–	487

As at 31 December 2023

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impaired	Total
Expected credit loss rate	0%	0%	2.35%	91.5%	100%	100%	8.39%
Gross carrying amount	3,970	410	85	153	50	218	4,886
Expected credit losses	–	–	2	140	50	218	410

For Graphene Customers (HK$'000)

As at 31 December 2024

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impaired	Total
Expected credit loss rate	3.43%	8.48%	23.64%	100%	100%	100%	17.99%
Gross carrying amount	50,182	42,625	89,942	7,628	37	–	190,414
Expected credit losses	1,720	3,614	21,263	7,628	37	–	34,262

As at 31 December 2023

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impaired	Total
Expected credit loss rate	2.42%	9.11%	28.48%	100%	100%	100%	10.01%
Gross carrying amount	61,487	50,698	26,950	119	38	–	139,292
Expected credit losses	1,491	4,618	7,676	119	38	–	13,942

Included in the Group's trade receivables is an amount of HK$111,000 (2023: HK$nil), with Pubang Landscape Architecture Company Limited ("Pubang"), being a shareholder of the Company which holds 6.4% equity interest of the Company, for services rendered by the Group, which carries similar terms are those other customers of the Group.

21. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	2024 HK$'000	2023 HK$'000
Current:		
Prepayments	**7,577**	8,771
Trade deposits paid for purchasing raw materials	**19,139**	10,694
Deposits and other receivables	**9,509**	9,691
Loan receivable (note)	**6,955**	–
Loans to joint ventures (note 40(a)(iii), (iv) and (v))	**5,881**	–
Loans to an associate (note 40(a)(ii))	**972**	2,216
Impairment allowance	**(8,331)**	(3,695)
	41,702	27,677
Non-current:		
Prepayments for purchase of plant and equipment	**4,731**	4,834
Rental deposits paid	**323**	323
	5,054	5,157
Total	**46,756**	32,834

Note: The loan to an independent third party is unsecured, bearing interest at the rate of 3% per annum and repayable on 31 December 2025.

The movements in provision for impairment of prepayments, other receivables and other assets are as follows:

	2024 HK$'000	2023 HK$'000
At 1 January	**3,695**	5,514
Impairment/(reversal of impairment), net (note 6)	**4,791**	(319)
Written-off	**–**	(1,433)
Exchange alignment	**(155)**	(67)
At 31 December	**8,331**	3,695

Deposits and other receivables mainly represent rental deposits, loan receivables, service income receivables, prepayment to suppliers and deposits with customers.

Included in the Group's deposits and other receivables are an amount due from joint ventures of HK$786,000 (2023: HK$851,000) which have no fixed terms of repayment and are interest-free and unsecured.

22. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	2024 HK$'000	2023 HK$'000
Trading securities		
– Equity securities listed outside Hong Kong	23	23

23. CONTRACT ASSETS

	2024 HK$'000	2023 HK$'000
Contract assets arising from:		
Landscape architecture design	94,312	110,623
	94,312	110,623
Allowance for impairment	(77,197)	(80,717)
	17,115	29,906
Receivables from contracts with customers within the scope of IFRS 15, which are included in "Trade and bills receivables" (note 20)	86,192	79,918

Contract assets are initially recognised for revenue earned from landscape architecture design as the cumulative revenue recognised in consolidated profit or loss exceed the cumulative billings of services provided. The contract assets will be reclassified as receivables when the progress billings are issued and delivered as this is the point in time that the right to consideration is unconditional because only the passage of time is required before the payment is due. The contract asset will also be reclassified as receivables when the performance obligation of the contracts has been completed.

During the year ended 31 December 2024, HK$77,197,000 (2023: HK$80,717,000) was recognised as an allowance for expected credit losses on contract assets. The Group's trading terms and credit policy with customers are disclosed in note 20 to the consolidated financial statements.

The expected timing of recovery or settlement for contract assets as at 31 December 2024 and 2023 are as follows:

	2024 HK$'000	2023 HK$'000
Within one year	17,115	29,906

23. CONTRACT ASSETS (Continued)

Movements of the contract assets, before allowance for lifetime ECLs, during the years ended 31 December 2024 and 2023 are as follows:

	2024 HK$'000	2023 HK$'000
Beginning of the year	110,623	105,468
Entitlement to considerations for contract performance obligations discharged for the year comprises:		
– Revenue recognised	69,899	97,000
– Valued-added tax on revenue recognised	2,503	4,234
	72,402	101,234
Transferred to trade receivables when rights to payments became unconditional	(72,995)	(78,089)
Transferred to and offset by contract liabilities	(13,627)	(16,481)
Exchange alignment	(2,091)	(1,509)
End of the year	94,312	110,623

The movements in the loss allowance for impairment of contract assets are as follows:

	2024 HK$'000	2023 HK$'000
At beginning of years	80,717	74,834
(Reversal of impairment loss)/impairment loss, net (note 6)	(1,346)	8,499
Written off	(484)	(1,520)
Exchange alignment	(1,690)	(1,096)
At end of years	77,197	80,717

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

23. CONTRACT ASSETS (Continued)

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates for the measurement of the expected credit losses of the contract assets are based on those of the trade receivables as the contract assets and the trade receivables are from the same customer bases. The provision rates of contract assets are based on days past due of trade receivables for groupings of various customer segments with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance). The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

Set out below is the information about the credit risk exposure on the Group's contract assets, for which the ageing analysis was based on the date of revenue recognition, using a provision matrix:

PRC Customers (HK$'000)

As at 31 December 2024

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impaired	Total
Expected credit loss rate	7.80%	27.47%	62.63%	82.33%	100%	100%	83.68%
Gross carrying amount	6,065	4,806	11,061	10,160	36,102	23,746	91,940
Expected credit losses	473	1,320	6,928	8,365	36,102	23,746	76,934

As at 31 December 2023

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impaired	Total
Expected credit loss rate	19.08%	28.87%	62.06%	96.68%	100%	100%	73.85%
Gross carrying amount	15,122	15,928	12,094	8,293	33,643	23,629	108,709
Expected credit losses	2,886	4,599	7,505	8,018	33,643	23,629	80,280

23. CONTRACT ASSETS (Continued)

HK Customers (HK$'000)

As at 31 December 2024

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impaired	Total
Expected credit loss rate	3.73%	12.73%	32.68%	72.73%	100%	–	11.09%
Gross carrying amount	1,769	330	153	55	65	–	2,372
Expected credit losses	66	42	50	40	65	–	263

As at 31 December 2023

	Less than 6 months	6 to 12 months	1 to 2 years	2 to 3 years	Over 3 years	Credit impaired	Total
Expected credit loss rate	0%	0%	1.69%	14.29%	100%	–	22.83%
Gross carrying amount	1,074	193	177	42	428	–	1,914
Expected credit losses	–	–	3	6	428	–	437

Included in the Group's contract assets is an amount of HK$34,000 (2023: HK$24,000), after net of provision of HK$8,099,000 (2023: HK$9,979,000), with Pubang Landscape Architecture Company Limited ("Pubang"), a shareholder which holds 6.4% equity interest of the Company, for services rendered by the Group, which is repayable on credit terms similar to those offered to the major customers of the Group.

24. CASH AND CASH EQUIVALENTS AND RESTRICTED BANK DEPOSITS

	2024 HK$'000	2023 HK$'000
Cash and bank balances	15,547	27,190
Less: Restricted bank deposits (note)	(101)	–
Cash and cash equivalents in the consolidated statement of cash flows	15,446	27,190

Note: As at 31 December 2024, bank deposits of HK$101,000 (2023: HK$nil) are pledged to a bank for the issuance of guarantees by the bank to the customers in respect of the specific performance under certain service agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

24. CASH AND CASH EQUIVALENTS AND RESTRICTED BANK DEPOSITS (Continued)

The Group's cash and bank balances were denominated in HK$ at the end of the reporting period, except for the following:

	2024		2023	
	Original currency in '000	HK$ equivalent in '000	Original currency in '000	HK$ equivalent in '000
Cash and bank balances:				
Renminbi ("RMB")	11,204	12,099	21,150	23,346
US Dollar	146	1,140	47	369

The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group and earn interest at the respective short-term time deposit rates. The bank balances and pledged deposit are deposited with creditworthy banks with no recent history of default.

25. NON-CURRENT ASSETS HELD FOR SALE

	2024 HK$'000	2023 HK$'000
Non-current assets held for sale		
– Property	432	–

During the year ended 31 December 2024, a customer of the Group settled an outstanding trade receivable balance of RMB853,000 (approximately HK$936,000) by transferring ownership of a property located in the PRC to the Group. This settlement transaction was recorded at the fair value of the property on the date of settlement and a loss of RMB453,000 (approximately HK$497,000) was recognised in profit or loss.

The property classified as non-current assets held for sale during the reporting period was measured at the lower of its carrying amount and fair value less costs to sell at the time of the reclassification. The property was successfully sold to an independent third party on 28 February 2025 for a total consideration of RMB400,000 (approximately HK$439,000).

26. TRADE PAYABLES

An ageing analysis of the trade payables as at the end of the reporting period, based on the invoice date, is as follows:

	2024 HK$'000	2023 HK$'000
Within 1 year	49,364	20,278
Over 1 year but within 2 years	55	22
Over 2 years but within 3 years	19	42
Over 3 years	2,024	2,848
	51,462	23,190

The trade payables are non-interest-bearing and are normally settled within three months.

27. OTHER PAYABLES AND ACCRUALS

	2024 HK$'000	2023 HK$'000
Current:		
Other payables and accruals		
Other payables	63,403	50,777
Interest payables	35,557	27,746
Amounts due to directors (note 40(b)(iv))	4,222	2,024
Total	103,182	80,547

Other payables are non-interest-bearing and have an average term of three months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

28. CONTRACT LIABILITIES

	2024 HK$'000	2023 HK$'000
Contract liabilities	43,862	38,627

Contract liabilities include short-term advances received from customers. Details of contract liabilities as at 31 December 2024 and 2023 are as follows:

	2024 HK$'000	2023 HK$'000
Gross amount due to customers for construction work	36,735	37,329
Short-term advances received from customers		
Graphene Products Business	7,127	1,298
Total contract liabilities	43,862	38,627

The movements in contract liabilities are set out below:

	2024 HK$'000	2023 HK$'000
At the beginning of the year	38,627	37,411
Advance considerations received from customers	19,635	18,157
Transferred to and offset by contract assets	(13,627)	(16,481)
Exchange alignment	(773)	(460)
At the end of the year	43,862	38,627

29. LEASE LIABILITIES

As at 31 December 2024, the lease liabilities were payable as follows:

	2024 HK$'000	2023 HK$'000
Within 1 year	4,442	4,682
After 1 year but within 2 years	3,853	1,954
After 2 years but within 5 years	3,993	4,121
After 5 years	7,241	8,844
	15,087	14,919
	19,529	19,601

30. INTEREST-BEARING BORROWINGS

31 December 2024

	Notes	Effective interest rate (%)	Maturity	HK$'000
Current				
Bank borrowing – guaranteed	(a)	2.95 – 3.75	May to December 2025	13,639
Other borrowings – unsecured	(b)	3.75 – 14.4	On demand	12,086
Current portion of corporate bonds:				
– unsecured	(c)(i), (ii) and (iii)	6	30 June 2025	76,040
– unsecured	(c)(i) and (ii)	9.13 – 10.04	On demand	25,227
				126,992
Non-current				
Other borrowing – unsecured	(b)	9	December 2026	6,000
Other borrowing – unsecured	(b)	3	1 September 2027	5,452
Corporate bonds – unsecured	(c)(ii)	6	1 February 2026	12,500
				23,952

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

30. INTEREST-BEARING BORROWINGS (Continued)

31 December 2023

	Notes	Effective interest rate (%)	Maturity	HK$'000
Current				
Bank borrowing – guaranteed	(a)	3.6 – 3.8	May to September 2024	11,035
Other borrowings – unsecured	(b)	4 – 14.4	On demand	20,278
Other borrowing – unsecured	(b)	–	On demand	1,697
Current portion of corporate bonds				
– unsecured	(c)(i), (ii) and (iii)	6	30 June 2025 but subject to right to demand repayment	76,040
– unsecured	(c)(i) and (ii)	9.13 – 10.04	On demand	26,832
				135,882
Non-current				
Corporate bonds – unsecured	(c)(ii)	6	1 February 2025	12,500
				12,500

Notes:

(a) The Group obtained aggregated bank borrowings of HK$13,639,000 (2023: HK$11,035,000) denominated in Renminbi, carried fixed interest rate at 2.95% to 3.75% (2023: 3.6% to 3.8%) per annum and repayable within one year. The bank borrowings were secured by a guarantee provided by the Company.

(b) Included in the Group's other borrowings – unsecured, HK$1,512,000 (2023: HK$1,678,000) was denominated in Renminbi and other repayable on demand, HK$19,452,000 (2023: HK$16,800,000) was denominated in Hong Kong dollars, and of which, HK$8,000,000 (2023: HK$21,975,000) and HK$11,452,000 (2023: HK$nil) were included under current and non-current liabilities respectively, HK$2,574,000 (2023: HK$3,497,000) was denominated in US dollar and included in current liabilities.

30. INTEREST-BEARING BORROWINGS (Continued)

Notes: (Continued)

(c)   The movements of corporate bonds recognised and carried at amortised cost in the consolidated financial statements are as follows:

	6% Corporate Bonds HK$'000 (note (i))	6% Corporate Bonds HK$'000 (note (ii))	6% Corporate Bonds HK$'000 (note (ii))	6% Corporate Bonds HK$'000 (note (iii))	6% Corporate Bonds due 2025 and 2026 HK$'000 (note (ii))	Total HK$'000
Carrying amount as at 1 January 2023	22,955	28,693	53,224	7,995	2,500	115,367
Repayment	–	–	–	–	–	–
Interest charged	–	–	–	13	3,025	3,038
Interest paid and interest payable included in other payables and accruals	–	–	–	(8)	(3,025)	(3,033)
Due date extension	(10,469)	(19,387)	(48,184)	(8,000)	86,040	–
Carrying amount as at 31 December 2023	12,486	9,306	5,040	–	88,540	115,372
Carrying amount as at 1 January 2024	12,486	9,306	5,040	–	88,540	115,372
Repayment	(230)	(755)	(620)	–	–	(1,605)
Interest charged	–	–	–	–	5,312	5,312
Interest paid and interest payable included in other payables and accruals	–	–	–	–	(5,312)	(5,312)
Carrying amount as at 31 December 2024	12,256	8,551	4,420	–	88,540	113,767

The Group's corporate bonds were denominated in Hong Kong dollars, with duration of two years from the issue date.

Notes:

(i)   The corporate bonds matured in 2021. In June 2023, the certain holders of corporate bonds with aggregate carrying amount of approximately HK$10,469,000 have agreed in writing to extend the repayment date of the relevant bonds to 30 June 2025. Since the holders of the corporate bonds have right to demand immediate repayment in May 2024, the bonds have been reclassified under current liabilities. At 31 December 2024, the remaining balance of the corporate bonds of HK$12,256,000 (2023: HK$12,486,000) was repayable on demand. The corporate bonds carried coupon interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually.

(ii)   The Company issued corporate bonds of HK$79,500,000 and HK$37,000,000 in 2020 and 2019, respectively, which were matured in 2021 and 2022, respectively. The corporate bonds carried coupon interest at a rate of 6%, which is accumulated daily on the 365 daily basis and payable annually. During the year ended 31 December 2023, corporate bonds with aggregate nominal value of HK$67,571,000 were extended to 2025, as agreed with the corporate bond holders. Since the holders of the corporate bonds with aggregate carrying amount of approximately HK$57,571,000 have right to demand immediate repayment in May 2024, the related bonds have been reclassified under current liabilities. As at 31 December 2024, the remaining balance of corporate bonds of HK$12,971,000 (2023: HK$14,346,000) was repayable on demand.

On 30 December 2024, corporate bonds with aggregate nominal value of HK$12,500,000 were extended to 1 February 2026, as agreed with the corporate bond holders.

(iii)   On 6 January 2021, the Company issued HK$8,000,000 corporate bonds with a nominal value of HK$8,000,000, of which HK$7,440,000, after net of related transaction costs, was received in 2021. The bonds matured in 2023 and carried coupon interest at a rate of 6% per annum and payable annually. In June 2023, the holders of corporate bonds have agreed in writing to extend the repayment date of the relevant bonds to 30 June 2025. Since the holders of the corporate bonds have right to demand immediate repayment in May 2024, the bonds have been reclassified under current liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

31. PROMISSORY NOTE

	2024 HK$'000	2023 HK$'000
At the beginning of the years	61,024	90,074
Settlement by ordinary shares	–	(34,481)
Derecognition upon early repayment	(3,049)	–
Effective interest charged	5,154	7,628
Interest payable and included in other payables and accruals	(1,420)	(2,197)
At the end of the years	61,709	61,024

Note: On 7 August 2019, the Group issued a 4-year unsecured promissory note with principal amount of HK$348,080,000 at 2% coupon rate, as part of the consideration for the acquisition of the entire issued share capital of Think High Global Limited. The effective interest rate was 8.4% at the date of issue. The fair value of the promissory note at acquisition date was HK$274,552,000. The promissory note is carried at amortised cost.

On 9 December 2021, the Group and the promissory note holder, which is an independent third party and not a substantial shareholder of the Company, entered into an agreement to extend the maturity date from 6 August 2023 to 6 August 2026. A gain on extension of promissory note of approximately HK$51,435,000 was recognised in profit or loss for the year ended 31 December 2021. The fair value of the promissory note of HK$263,740,000 at the date of extension was determined by the directors of the Company based on the valuation prepared by a professional qualified valuer independent to the Group, CHFT Advisory and Appraisal Ltd. The effective interest rate is 8.5% per annum.

On 25 March 2022, the Company issued 323,657,534 preference shares of HK$0.01 each, with a fair value of HK$178,427,000, as consideration for full settlement of promissory note to the holder of the promissory note with a carrying amount at HK$182,100,000, resulting in a gain on derecognition of promissory note of approximately HK$3,673,000 which was credited to the consolidated profit or loss for the year ended 31 December 2022.

On 11 December 2023, the Company issued 100,000,000 ordinary shares, at closing market price of HK$0.39 per ordinary share, with a fair value of HK$39,000,000, to the holder of the promissory note as consideration for full settlement of promissory note with a carrying amount at HK$34,481,000, resulting in a loss on derecognition of promissory note of approximately HK$4,519,000 which was recognised in the consolidated profit or loss for the year ended 31 December 2023.

On 8 November 2024, the Company early repaid to the holder of the promissory note at the consideration of HK$3,300,000 with carrying amortised cost of HK$3,049,000, resulting in loss on derecognition of promissory of approximately HK$251,000 which as recognised in the consolidated profit of loss for the year ended 31 December 2024.

As at 31 December 2024, the holder of the promissory note held 200,000 (2023: 100,000,000) ordinary shares of the Company, representing approximately 0.02% (2023: 11.14%) of the issued share capital of the Company.

32. CONVERTIBLE NOTES

	Liability component	Equity component: Conversion rights (note 45)	Equity component: Warrant reserve (note 45)	Total
	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2023	52,983	13,006	19,943	85,932
Effective interest for the year	3,057	–	–	3,057
Conversion to ordinary shares	(51,882)	(12,123)	–	(64,005)
At 31 December 2023	4,158	883	19,943	24,984
Effective interest for the year	28	–	–	28
Conversion to ordinary shares	(388)	(56)	–	(444)
At 31 December 2024	3,798	827	19,943	24,568
At 31 December 2024:				
Current portion of convertible notes	3,798			
Non-current portion of convertible notes	–			
At 31 December 2023:				
Current portion of convertible notes	4,158			
Non-current portion of convertible notes	–			

Pursuant to the subscription agreement entered into between the Company and Lexinter International Inc. ("Lexinter") on 19 January 2021 ("Subscription Agreement"), the financial obligations in each of the convertible notes and warrants are fixed in Hong Kong dollars. The conversion rights embedded with the convertible notes are exercisable into ordinary shares at the price of HK$0.65 per ordinary share and the convertible notes bear coupon interests at the coupon rate of 5.5% per annum and will be due for repayment on the second anniversary of their respective issue dates. Warrants are exercisable from the issue date of warrants to the maturity date, which is five years from the date of issue. The share subscription rights attached to the warrants are exercisable into ordinary shares at the price of HK$0.65 per ordinary share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

32. CONVERTIBLE NOTES (Continued)

The conversion rights embedded with the convertible notes and the warrant subscription rights are regarded as equity component as both of them meet with the fixed-for-fixed rule of IAS 32 i.e. fixed number of ordinary shares of the Company will be issued upon the exercise of the conversion rights and warrant subscription rights.

At the time of issuance, the Company allocated the proceeds to liability component and equity component in respect of the conversion rights of the convertible notes and warrant subscription rights as follows:

(i)   Liability component of the convertible notes represents the present value of the contractually determined stream of future cash flows discounted at the prevailing market interest rates applicable to instruments of comparable credit status taken into account the business risk and financial risk of the Company at the issue date, and

(ii)   Equity component in respect of conversion rights of convertible notes and warrant subscription rights represent the excess of proceeds over liability component of the convertible notes as determined in (i) above.

During the year ended 31 December 2024, convertible notes with principal amount of US$50,000 (equivalent to HK$387,500 at the fixed exchange rate of HK$7.75:US$1, as stipulated in the Subscription Agreement), (2023: US$7,970,000 (equivalent to HK$61,767,500 at the fixed exchange rate of HK$7.75:US$1)) were converted into 596,154 (2023: 95,026,919) ordinary shares at HK$0.65 per ordinary share.

At 31 December 2024, there were outstanding convertible notes with aggregate principal value of US$490,000 (2023: US$540,000), which was equivalent to approximately HK$3,798,000 (2023: HK$4,185,000) at the fixed exchange rate of HK$7.75:US$1 as stipulated in the Subscription Agreement. The outstanding convertible notes were overdue since 9 January 2024. The holders of these convertible notes have not taken any legal action against the Company.

At 31 December 2024, the effective interest rate of the liabilities component of the convertible notes ranged from 18.84% to 22.04% (2023: 18.83% to 22.04%).

At 31 December 2024, 5,842,311 (2023: 6,438,466) and 89,423,076 (2023: 89,423,076) ordinary shares are issuable under the conversion rights of the convertible notes and the warrants at HK$0.65 per ordinary share, respectively.

At 31 December 2024 and 2023, the entire issued capital of Think High Global Limited, which holds 100% of the Graphene Products Business, was charged in favour of Lexinter for the outstanding convertible notes and the warrants.

33. DEFERRED TAX

The movements in deferred tax assets and deferred tax liabilities during the year are as follows:

Deferred tax assets

	2024 HK$'000	2023 HK$'000
At 1 January	3,240	4,903
Credited/(charged) to the consolidated statement of profit or loss during the year	2,413	(1,611)
Exchange realignment	(95)	(52)
At 31 December	5,558	3,240

Deferred tax liabilities

	2024 HK$'000	2023 HK$'000
At 1 January	69,094	78,020
Credited to the consolidated statement of profit or loss during the year	(6,492)	(7,876)
Fair value adjustments of equity investments arising at fair value through other comprehensive income	–	–
Exchange realignment	(1,375)	(1,050)
At 31 December	61,227	69,094

Deferred tax assets

	Accumulated losses HK$'000	Other temporary differences HK$'000	Impairment of financial and contract assets HK$'000	Total HK$'000
At 1 January 2023	–	–	4,903	4,903
Credited to the consolidated statement of profit or loss	986	58	(2,655)	(1,611)
Exchange realignment	–	–	(52)	(52)
At 31 December 2023	986	58	2,196	3,240
At 1 January 2024	986	58	2,196	3,240
Credited/(charged) to the consolidated statement of profit or loss	(790)	(14)	3,217	2,413
Exchange realignment	–	–	(95)	(95)
At 31 December 2024	196	44	5,318	5,558

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

33. DEFERRED TAX (Continued)

Deferred tax liabilities

	Fair value adjustments from acquisition of subsidiaries*	Effect of withholding tax on the distributable profits of the Group's PRC subsidiaries	Total
	HK$'000	HK$'000	HK$'000
At 1 January 2023	76,713	1,307	78,020
Credited to the consolidated statement			
of profit or loss	(6,569)	(1,307)	(7,876)
Exchange realignment	(1,050)	–	(1,050)
At 31 December 2023	69,094	–	69,094
At 1 January 2024	**69,094**	**–**	**69,094**
Credited to the consolidated statement			
of profit or loss	**(6,492)**	**–**	**(6,492)**
Exchange realignment	**(1,375)**	**–**	**(1,375)**
At 31 December 2024	**61,227**	**–**	**61,227**

*   The fair value adjustments from acquisition of subsidiaries related to the patents, trademarks and customer relationships for the Graphene Products Business, as referred to note 15.

33. DEFERRED TAX (Continued)

Deferred tax liabilities (Continued)

Pursuant to the PRC Corporate Income Tax Law, a 10% withholding tax is levied on dividends declared to foreign investors from the foreign investment enterprises established in Mainland China. The requirement is effective from 1 January 2008 and applies to earnings after 31 December 2007. A lower withholding tax rate may be applied if there is a tax treaty between Mainland China and the jurisdiction of the foreign investors. The Group is liable for withholding taxes of 5% on dividends distributed by those subsidiaries established in Mainland China in respect of earnings generated from 1 January 2008.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders. Deferred tax assets have not been recognised in respect of the following items:

The Group has tax losses arising in Mainland China of RMB32,392,000 (2023: RMB11,449,000) that will expire in one to five years for offsetting against future taxable profits. Deferred tax assets have not been recognised in respect of these losses as it is uncertain that taxable profits will be available against which the tax losses can be utilised.

The Group has tax losses arising in Hong Kong of HK$2,382,000 (2023: HK$7,172,000) which are available for offsetting against future taxable profits indefinitely, out of which, deferred tax assets of HK$196,000 (2023: HK$986,000) for tax losses of HK$1,188,000 (2023: HK$5,978,000) was recognised during the year, and no deferred tax assets are recognised in respect of the remaining losses of HK$1,194,000 (2023: HK$1,194,000) as it is uncertain that taxable profits will be available against which the tax losses can be utilised.

The Group has deductible temporary differences of HK$145,168,000 (2023: HK$142,994,000) that will expire for offsetting against future taxable profits. Deferred tax assets have not been recognised in respect of these deductible temporary differences as it is uncertain that taxable profits will be available against which the tax losses can be utilised.

34. SHARE CAPITAL

Ordinary shares

	2024 HK$'000	2023 HK$'000
Issued and fully paid 1,173,806,762 (2023: 897,974,788) ordinary shares of HK$0.01 each	11,738	8,980

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

34. SHARE CAPITAL (Continued)

Ordinary shares (Continued)

A summary of movements in the Company's ordinary shares are as follows:

	Number of issued and fully paid ordinary shares	Nominal value of ordinary shares HK$'000	Share premium account HK$'000
As at 1 January 2023	683,493,072	6,835	498,112
Issue of new ordinary shares upon conversion of convertible notes (note a)	95,026,919	950	63,055
Shares issued under share award scheme (note b)	10,054,797	101	4,508
Issue of new ordinary shares (note c)	109,400,000	1,094	41,572
As at 31 December 2023 and 1 January 2024	897,974,788	8,980	607,247
Issue of new ordinary shares upon conversion of convertible notes (note a)	596,153	6	438
Shares issued under share award scheme (note d)	43,666,438	436	19,513
Issue of new ordinary shares (note e)	46,089,383	461	4,870
Issue of new ordinary shares under a placing agreement (note f)	185,480,000	1,855	10,387
As at 31 December 2024	1,173,806,762	11,738	642,455

Notes:

(a)   Conversion of convertible notes

On 31 March 2023, convertible notes with principal amount of US$2,800,000 (fixed at the fixed exchange rate of HK$7.75:US$1) was converted into 33,384,615 ordinary shares at conversion price of HK$0.65 per ordinary share.

On 12 April 2023, convertible notes with principal amount of US$2,500,000 (fixed at the fixed exchange rate of HK$7.75:US$1) was converted into 29,807,692 ordinary shares at conversion price of HK$0.65 per ordinary shares.

On 20 April 2023, convertible notes with principal amount of US$2,530,000 (fixed at the fixed exchange rate of HK$7.75:US$1) was converted into 30,165,383 ordinary shares at conversion price of HK$0.65 per ordinary shares.

On 18 May 2023, convertible notes with principal amount of US$50,000 (fixed at the fixed exchange rate of HK$7.75:US$1) was converted into 596,153 ordinary shares at conversion price of HK$0.65 per ordinary shares.

On 14 July 2023, convertible notes with principal amount of US$70,000 (fixed at the fixed exchange rate of HK$7.75:US$1) was converted into 834,615 ordinary shares at conversion price of HK$0.65 per ordinary shares.

On 21 September 2023, convertible notes with principal amount of US$20,000 (fixed at the fixed exchange rate of HK$7.75:US$1) was converted into 238,461 ordinary shares at conversion price of HK$0.65 per ordinary shares.

On 30 January 2024, convertible notes with principal amount of US$50,000 (fixed at the fixed exchange rate of HK$7.75:US$1) was converted into 596,153 ordinary shares at conversion price of HK$0.65 per ordinary shares.

34. SHARE CAPITAL (Continued)

Ordinary shares (Continued)

Notes: (Continued)

(b)   On 5 July 2023 and 26 July 2023, the Company allotted and issued 3,254,797 and 6,800,000 ordinary shares respectively under the Company's share award scheme.

(c)   On 11 December 2023, the Company allotted and issued 100,000,000 and 9,400,000 new ordinary shares as consideration for settlement of promissory note with carrying amount of approximately HK$34,481,000 (note 31) and other payables of approximately HK$3,822,000, respectively. The closing market price of the Company's shares on the issue date was HK$0.39 per share. Loss on promissory note derecognised of approximately HK$4,519,000 and gain on settlement of other payables HK$156,000 were recognised in the profit or loss for the year ended 31 December 2023.

(d)   On 5 July 2023 and 26 July 2023, the Company allotted and issued 3,254,797 and 6,800,000 ordinary shares respectively under the Company's share award scheme.

(e)   On 20 June 2024, 6 August 2024, 2 September 2024 and 15 November 2024, the Company allotted and issued 26,476,438, 16,190,000, 500,000 and 500,000 ordinary shares, respectively, under the Company's share award scheme.

(f)   On 8 May 2024 and 28 June 2024, the Company allotted and issued 2,400,000 and 43,689,383 new ordinary shares as consideration for settlement of other payables of approximately HK$429,600 and HK$5,461,000, respectively. The closing market price of the Company's shares on the issue date was HK$0.164 and HK$0.113, respectively, per share. Gain on settlement of other payables HK$560,100 were recognised in the profit or loss for the six months ended 30 June 2024.

(g)   On 8 November 2024, the Company completed the placing of 185,480,000 ordinary shares at the price of HK$0.066 per share.

Preference shares

	2024	2023
	HK$'000	HK$'000
Issued and fully paid 323,657,534 (2023: 323,657,534) preference shares of HK$0.01 each	**3,236**	3,236

A summary of movements in the Company's preference shares are as follows:

	Number of issued and fully paid preference share	**Nominal value of shares** HK$'000	**Shares premium account** HK$'000
As at 1 January 2023, 31 December 2023, 1 January 2024 and 31 December 2024	323,657,534	3,236	175,191

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

34. SHARE CAPITAL (Continued)

Preference shares (Continued)

Note:

(a)   On 25 March 2022, the Company issued 323,657,534 preference shares of HK$0.01 each with a fair value of approximately HK$178,427,000 to the promissory note holder as consideration for full settlement of promissory note derecognised as referred to note 31.

The directors of the Company has discretion to pay any dividend on the preference shares which are non-redeemable and non-convertible. The holders of the preference shares have no participating right to attend the general meetings of the Company.

EIL share award scheme

On 19 January 2021, Earthasia (International) Limited, an indirect wholly-owned subsidiary of the Company, also adopted a share award scheme (the "EIL Share Award Scheme"). Details of the EIL Share Award Scheme were set out in the announcements of the Company dated 19 January 2021.

On 7 June 2023, the board of directors of EIL ("EIL Board") as well as the Board resolved to amend to approve and adopt certain material amendments to the EIL Share Award Scheme (the "Amendments"). Details of the Amendments were set out in the announcement of the Company dated 7 June 2023.

During the year ended 31 December 2024, no EIL share awards granted. No unvested EIL share awards were outstanding as at 31 December 2024.

During the year ended 31 December 2024, no equity-settled share-based compensation under the Scheme is included in employee benefit expenses.

2023 Share award scheme

On 9 January 2023, the Company terminated the existing Share Option Scheme and Share Award Scheme and adopted the 2023 Share Award Scheme with effective from 6 February 2023 in order to provide eligible participants with equity incentives.

On 12 June 2023, the Board resolved to grant an aggregate of 35,231,235 shares, which represented approximately 4.53% of the Company's shares in issue at that date, to three employees and eight service providers. 3,754,797 of these shares were vested on 15 June 2023. The closing price of the shares immediately before the grant date was HK$0.425 each share. The fair value of the 35,231,235 shares awarded on the grant date was valued at HK$0.455 each share which was determined based on closing market price of the Company on the grant date.

On 24 July 2023, the Board resolved to grant an aggregate of 22,990,000 shares, which represented approximately 2.94% of the Company's shares in issue at that date, to three directors and thirteen employees. 6,800,000 of these shares were vested on 24 July 2023. The closing price of the shares immediately before the grant date was HK$0.47 each share. The fair value of the 22,990,000 shares awarded on the grant date was valued at HK$0.46 each share which was determined based on closing market price of the Company on the grant date.

34. SHARE CAPITAL (Continued)

2023 Share award scheme (Continued)

On 14 December 2023, the Board resolved to grant an aggregate of 10,128,072 shares, which represented approximately 1.13% of the Company's shares in issue at that date, to twelve employees. The closing price of the shares immediately before the grant date was HK$0.375 each share. The fair value of the 10,128,072 shares awarded on the grant date was valued at HK$0.38 each share which was determined based on closing market price of the Company on the grant date.

As disclosed above, a total of 68,349,307 shares awards were granted to certain Grantees under the 2023 Share Award Scheme, and among which a total of 15,094,797 shares awards were granted to the Directors and senior management. Out of the aforesaid 15,094,797 share awards were granted to the Directors and senior management, 10,554,797 shares awards were granted to 2 senior management with the vesting period less than 12 months from the date of grant.

There is no performance target attached with the shares awards granted under the 2023 Share Award Scheme which, however, are subject to general clawback mechanism that if a grantee ceases to be a participant on the grounds that he has committed any act of fraud or dishonesty or serious misconduct, or has been declared or adjudged to be bankrupt, or has been convicted of any criminal offence or has been convicted for any offence under any securities laws or regulations in Hong Kong, that relevant share awards made to such grantee shall automatically be cancelled.

The Remuneration Committee has noted that the 2023 Share Award Scheme is intended to attract talents, suitable personnel and entities who will accept awarded shares as part of their remuneration, compensation or payment packages for the development and growth of the businesses of the Group; to award certain selected participants with award shares for accepting their appointments, employments or engagement by the Group; to provide certain participants with incentives in order to retain them for the continual operation, development and growth of the Group and to improve or create sense of connection and/or loyalty of certain selected participants to the Group. In recommending the grant of those share awards to the selected participants and determining the number of share awards and the relevant vesting periods for the share awards to be granted, the Remuneration Committee has considered factors such as (i) whether they were considered as talent and personnel that could contribute to the development and growth of the business of the Group that the Company would want to recruit with reference to their industry experience, tenure and roles with the Group; (ii) the remuneration of them including the grant of share awards as part of their remuneration packages as an incentive offered by the Group as compared with those offered by the industry peers in order to attract them in joining the Group; (iii) whether they would accept award shares as part of their remuneration or compensation package and as inducement for them to accept any offer for appointment; (iv) the business synergy and opportunities that might be brought by them to the Group; and (v) whether the share awards could further motivate their performances for the benefit of the businesses of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

34. SHARE CAPITAL (Continued)

2023 Share award scheme (Continued)

The Remuneration Committee considered that for those share awards granted with the vesting period less than 12 months from the date of grant is appropriate and necessary to enable the Company to provide competitive terms and conditions to valuable talent for the development and growth of the Group's Graphene Products Business. It is necessary to enable the Company to offer competitive employment package to the grantees in order to retain valuable and loyal talent and to attract the talent and suitable personnel who will accept award shares as part of his/her remuneration, compensation or payment packages in accepting to stay on and continue his/her employment with the Group to further promote the development and growth of the Group's businesses, to improve or create sense of connection and/or loyalty of him/her to the Group and to provide incentive to him/her to continue to work for the success and improve the performance of the Group and thus it could align the interest of the grantees with the Company and its shareholders as a whole.

Accordingly, having taken into account the factors above, the Remuneration Committee considered that notwithstanding the absence of performance targets, the shorter vesting period and the limited clawback mechanism, the share awards granted during the year ended 31 December 2023 can incentivize the grantees to strive for the future development of the Company which was in line with the purpose of 2023 Share Award Scheme.

During the year ended 31 December 2024, there was no share award granted under the 2023 Share Award Scheme.

During the year ended 31 December 2024, the number of unvested awards granted under the 2023 Share Award Scheme at the beginning and end of the reporting period was 27,818,072 and 500,000, respectively. No award granted under the 2023 Share Award Scheme was cancelled or lapsed in accordance with the terms of the 2023 Share Award Scheme during the reporting period.

During the year ended 31 December 2024, the vested benefits of awarded shares as equity-settled share-based compensation under the 2023 Share Award Scheme of HK$14,009,000 (2023: HK$16,433,000), of which, HK$8,562,000 (2023: HK$9,607,000) and HK$5,447,000 (2023: HK$6,826,000) are included in employee benefit expenses and professional expenses, respectively.

Details of the 2023 Share Award Scheme are set out in the Company's announcement dated 9 January 2023, 12 June 2023, 24 July 2023 and 14 December 2023 and circular dated 12 January 2023.

The number of award shares available for grant under the 2023 Share Award Scheme at the beginning and end of the year ended 31 December 2024 were nil.

The number of shares that may be issued in respect of the share awards granted under the 2023 Share Award Scheme is 14,628,072 Shares, representing approximately 1.51% of the weighted average number of Shares issued and outstanding for the year ended 31 December 2024.

The total number of shares available for issue under the 2023 Share Award Scheme is 2,925,614 shares (after a 5-to-1 share consolidation effective on 26 March 2025), representing approximately 1.25% of the issued shares as at the date of this annual report.

34. SHARE CAPITAL (Continued)

Warrants

As at 31 December 2024, the Company had 89,423,076 (2023: 89,423,076) warrants outstanding. Each warrant entitles the registered holder the rights to subscribe one ordinary share of the Company at the exercise price of HK$0.65 per ordinary share, subject to adjustment, at any time commencing on the grant date. The warrants will expire on the fifth anniversary of the issue date.

Movements of the share warrants during the years ended and at 31 December 2024 and 2023 are as follows:

	Number of ordinary shares to be issued upon exercise of outstanding warrants	Weighted-average exercise Price HK$'000	Weighted-average remaining contractual life in years
As at 1 January 2023	89,423,076	0.65	3.5 years
Issue of warrants	–	–	–
As at 31 December 2023 and 1 January 2024	89,423,076	0.65	2.5 years
Issue of warrants	–	–	–
As at 31 December 2024	89,423,076	0.65	1.5 years

35. SHARE OPTION SCHEME

A share option scheme (the "Share Option Scheme") was adopted by the Company on 3 June 2014 and became effective on 25 June 2014.

The Board has resolved to terminate the existing share option scheme on 9 January 2023.

All the options forfeited before expiry of the Share Option Scheme will be treated as lapsed options which will not be added back to the number of shares available to be issued under the Share Option Scheme.

The number of shares that may be issued in respect of the share options granted under the Share Option Scheme is 9,677,692 share options, representing approximately 1.00% of the weighted average number of Shares issued and outstanding for the year ended 31 December 2024.

The total number of shares available for issue under the Share Option Scheme is 1,935,538 shares (after a 5-to-1 share consolidation effective on 26 March 2025), representing approximately 0.82% of the issued shares as at the date of this annual report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

35. SHARE OPTION SCHEME (Continued)

The following share options were outstanding under the Share Option Scheme during the year:

| | 2024 | | 2023 | |
	Weighted average exercise price HK$ per share	Number of options	Weighted average exercise price HK$ per share	Number of options
At 1 January	0.65	9,677,692	0.65	9,677,692
Granted during the year	–	–	–	–
Exercised during the year	–	–	–	–
At 31 December	0.65	9,677,692	0.65	9,677,692

The exercise prices and exercise periods of the share options outstanding as at the end of the reporting period are as follows:

Number of options	Exercise price* HK$ per share	Exercise period
9,677,692 (2023: 9,677,692)	0.65	28 January 2021 to 27 January 2026

*   The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

36. EMPLOYEE RETIREMENT BENEFITS

(a)   The Group operates a Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. Under the MPF Scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$30,000. Contributions to the plan vest immediately.

The employees of the Group's subsidiaries in the PRC are members of a state-managed retirement benefit scheme operated by the government of the PRC. The subsidiaries are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions. Under the state-managed retirement benefit scheme, the contributions once made by the employer will vest fully with the employees, and no forfeiture could be made by the Group. Accordingly, there is no forfeited contribution available for the Group to reduce its existing level of contributions to the retirement benefit scheme in future years.

The total expense recognised in profit or loss of HK$7,390,000 (2023: HK$12,901,000) represented contributions payable to these plans by the Group at rates specified in the rules of the plans. The Group has no other material obligations for payments of retirement and other post-retirement benefits of employees other than the contributions described above.

36. EMPLOYEE RETIREMENT BENEFITS (Continued)

(b) Hong Kong employees that have been employed continuously for at least five years are entitled to long service payments in accordance with the Hong Kong Employment Ordinance under certain circumstances. These circumstances include where an employee is dismissed for reasons other than serious misconduct or redundancy, that employee resigns at the age of 65 or above, or the employment contract is of fixed term and expires without renewal. The amount of LSP payable is determined with reference to the employee's final salary (capped at HK$22,500) and the years of service, reduced by the amount of any accrued benefits derived from the Group's contributions to MPF scheme, with an overall cap of HK$390,000 per employee. Currently, the Group does not have any separate funding arrangement in place to meet its LSP obligation.

In June 2022, the Government gazetted the Amendment Ordinance, which will eventually abolish the statutory right of an employer to reduce its LSP payable to a Hong Kong employee by drawing on its mandatory contributions to the MPF scheme. The Government has subsequently announced that the Amendment Ordinance will come into effect from the Transition Date i.e. 1 May 2025. Separately, the Government has also introduced a subsidy scheme to assist employers after the abolition.

Among other things, once the abolition of the offsetting mechanism takes effect, an employer can no longer use any of the accrued benefits derived from its mandatory MPF contributions (irrespective of the contributions made before, on or after the Transition Date) to reduce the LSP in respect of an employee's service from the Transition Date. However, where an employee's employment commenced before the Transition Date, the employer can continue to use the above accrued benefits to reduce the LSP in respect of the employee's service up to that date; in addition, the LSP in respect of the service before the Transition Date will be calculated based on the employee's monthly salary immediately before the Transition Date and the years of service up to that date.

The Group has determined that the Amendment Ordinance has no material impact on the Group's LSP liability with respect to employees in Hong Kong.

37. OTHER RESERVES

The amounts of the Group's reserves and the movements therein for the current and prior year are presented in the consolidated statement of changes in equity on pages 107 to 108 of the consolidated financial statements.

Statutory reserve fund

In accordance with the PRC Company Law and the PRC subsidiaries' articles of association, each of the subsidiaries registered in the PRC as a domestic company is required to appropriate 10% of its annual statutory net profit as determined under PRC Generally Accepted Accounting Principles (after offsetting any prior years' losses) to the statutory surplus reserve. When the balance of this statutory reserve fund reaches 50% of the entity's capital, any further appropriation is optional. The statutory reserve fund can be utilised to offset prior years' losses or to increase capital. However, the balance of the statutory surplus reserve must be maintained at a minimum of 25% of the capital after these usages.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

38. NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Changes in liabilities arising from financing activities

2024

	Interest-bearing borrowings, promissory note and convertible notes HK$'000	Interest payables HK$'000	Lease liabilities HK$'000
At 1 January 2024	213,564	27,746	19,601
Changes from financing cash flows:			
– Proceeds from other borrowings	9,587	–	–
– Proceeds from bank borrowings	13,859	–	–
– Repayment of other borrowings	(9,032)	–	–
– Repayment of bank borrowings	(10,973)	–	–
– Repayment of corporate bonds	(1,605)	–	–
– Repayment of promissory note	(3,300)	–	–
– Repayment of lease liabilities	–	–	(4,879)
– Interest paid	–	(4,166)	(1,064)
Additions of lease liabilities	–	–	5,128
Transfer from other payables	1,936	–	–
Waiver of other borrowing	(868)	–	–
Waiver of interest on convertible notes	–	(32)	–
Waiver of interest on corporate bonds	–	(269)	–
Conversion of convertible note to ordinary shares	(388)	–	–
Exchange realignment	(31)	33	(321)
Interest expenses	3,702	12,245	1,064
At 31 December 2024	216,451	35,557	19,529

38. NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

Changes in liabilities arising from financing activities (Continued)

2023

	Interest-bearing borrowings, promissory note and convertible notes HK$'000	Interest payables and deposit received for convertible notes HK$'000	Amounts due to non-controlling interests HK$'000	Lease liabilities HK$'000
At 1 January 2023	285,007	16,107	1,511	23,794
Changes from financing cash flows:				
– Proceeds from other borrowings	9,297	–	–	–
– Proceeds from bank borrowings	11,105	–	–	–
– Repayment of other borrowings	(2,665)	–	–	–
– Repayment of bank borrowings	(11,105)	–	–	–
– Dividend paid to non-controlling interest	–	–	(2,003)	–
– Repayment of lease liabilities	–	–	–	(5,264)
– Interest paid	–	(2,330)	–	(1,291)
Additions of lease liabilities	–	–	–	1,442
Lease termination	–	–	–	(55)
Disposal of subsidiaries	–	–	–	(77)
Conversion of convertible note to ordinary shares	(51,882)	–	–	–
Conversion of promissory note to ordinary shares	(34,481)	–	–	–
Dividends declared by partially owned subsidiaries	–	–	492	–
Exchange realignment	(204)	4	–	(239)
Interest expenses	8,492	13,965	–	1,291
At 31 December 2023	213,564	27,746	–	19,601

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

39. COMMITMENTS

(a) Operating lease commitments – as lessee

At 31 December 2024 and 2023, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	2024 HK$'000	2023 HK$'000
Within one year	587	270

(b) Capital commitments

(i) At 31 December 2024 and 2023, the Group had the following capital commitments at the end of the reporting period:

	2024 HK$'000	2023 HK$'000
Contracted, but not provided for:		
Acquisition of property, plant and equipment	5,637	5,220

(ii) On 20 September 2022, the Company entered into a cooperation agreement with the Jixi Mashan Government relating to the cooperation in connection with the Company's intended strategic investment for setting up graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park with an intended annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials to promote the rapid development of the regional graphite new material industry. The Company intends to carry out this project in two phases, with the first phase of this project for the setting up graphite deep processing and production facilities with an annual output capacity of 20,000 metric tons of high-purity spherical graphite and the second phase of this project for the setting up graphite deep processing and production facilities with an annual output capacity of 10,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials. It is estimated that the Company's total investment in the first phase of this project will be not less than RMB200 million. The Company intends to fund the first phase of this project by the Group's internal resources and/or bank borrowings and/or future fund-raising exercise. At the reporting period end, no contract for the construction of the plant and/or the equipment for this project was entered into.

39. COMMITMENTS (Continued)

(b) Capital commitments (Continued)

(iii) On 19 July 2023, the Company entered into the Cooperation Agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the "Graphite Anode Material Project" ("Phase 1 Project") in Laixi City Nanshu Town New Material Industrial Park which is situated in Nanshu Town, Laixi City, Shandong Province, the PRC. Subject to obtaining all approval from the PRC government, the Company will set up the factory plants for the manufacturing of lithium-ion battery anode materials in the Park. The Company can apply for the relevant policy subsidies of "Several Preferential Measures for Investment Promotion in Laixi City (Trial)" (Xifa [2023] No. 1) after meeting the relevant requirements. It is estimated that the Company's total investment will be around RMB1,000 million. The Company intends to fund the Phase 1 Project by the Group's internal resources and/or bank borrowings and/or future fundraising exercise. The Company obtained the energy permit for Phase 1 Project in August 2024 and is pending for the approval of the environmental permit. The Company was informed by the local power supply authorities that the current power supply was not sufficient for the factory use of Phase 1 Project. The Company has consulted a local power engineering company regarding this issue and is negotiating with the landlord and Nanshu Town Government about possible remedies. In light of this situation, Phase 1 Project implementation will be delayed.

On 10 January 2024, Graphex Shangdong, an indirectly wholly-owned subsidiary of the Group, as the tenant, and an independent third party, the landlord, entered into a lease agreement in respect of the factory buildings located in Laixi City, Shandong Province, PRC for an aggregate term of 10 years made up of an initial term of 5 years and a subsequent term of 5 years which shall be extended automatically after expiry of the initial term. The undiscounted total rentals payable under the lease agreement for the full lease term of 10 years is RMB58,872,000 (equivalent as stipulated in the lease agreement to approximately HK$65,936,000). Due to the delay implementation of Phase 1 for reasons mentioned above, the factory buildings as stipulated in the lease agreement have not been handed over to Graphex Shangdong up to the date of approval of these consolidated financial statements, and the landlord has agreed that Graphex Shangdong lease agreement will not be commenced until the landlord has provided Graphex Shangdong with the legal proof of its right to lease the factory buildings. The right-of-use assets and the lease liabilities have not yet recognised at 31 December 2024.

(iv) During the year and at the reporting period end pursuant to the above Cooperation Agreement, the Company and the Nanshu Town Government have intention of jointly working in the construction of the Phase 2 of graphite deep processing project located in the graphite industry cluster area of Nanshu Town (the "Phase 2 Project"). The estimated investment amount of the Phase 2 Project is RMB2 billion and the Phase 2 Project is mainly engaged in the production and processing of lithium battery anode materials. Upon to the date of approval of financial statements, no formal agreement or lease agreement has been made for Phase 2 Project.

Save as disclosed, the Group had no other material capital commitment as at 31 December 2024 and 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

40. RELATED PARTY TRANSACTIONS

(a) In addition to the transactions and balances detailed elsewhere in the financial statements, the Group had the following transactions with related parties during the year:

	Notes	2024 HK$'000	2023 HK$'000
Contract revenue from Pubang	(a) (i)	165	366
Loans to			
EA Trading	(a) (iv)	5,348	1,043
上海奕桂品牌管理有限公司	(a) (v)	19,774	20,600
Repayment of loans from			
Teddy	(a) (ii)	1,216	665
Dalian Trading	(a) (iii)	–	189
EA Trading	(a) (iv)	10,500	2,010
上海奕桂品牌管理有限公司	(a) (v)	14,111	30,849
Interest income from			
EA Trading	(a) (iv)	676	232
上海奕桂品牌管理有限公司	(a) (v)	319	1,004

40. RELATED PARTY TRANSACTIONS (Continued)

    (a)   (Continued)

        Notes:

      (i)   The Group's contract revenue derived from Pubang for the year ended 31 December 2024 amounted to HK$165,000 (2023: HK$366,000). The Group's subcontracting and referral fees to Pubang for the years ended 31 December 2024 and 2023 were HK$nil.

            Pubang, being a shareholder of the Company, holding 6.40% equity interest in the Company. Related party transactions with Pubang also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules.

      (ii)   On 20 November 2018, the Group entered into a loan agreement of RMB2,500,000 with Teddy, an associate of the Group, to support its business operation with one year term which is unsecured and bearing interest at 8% per annum. The outstanding balance of the loan was HK$972,000 (2023: HK$2,216,000), against which, provision of HK$972,000 (2023: HK$1,940,000) was made, as at 31 December 2024. A reversal of impairment of HK$942,000 (2023: HK$665,000) was recognised and credited to the profit or loss for the year ended 31 December 2024. The outstanding net balance of the loan, net of provision of HK$972,000 (2023: HK$1,940,000), was HK$nil (2023: HK$276,000) as at 31 December 2024.

      (iii)   The Group entered into the loan agreements with Dalian Trading, a joint venture of the Group during 2021, and the total principals amounted to RMB3,180,000 at interest rate of 1.2% per annum. The outstanding balance was HK$nil as at 31 December 2024 and 2023.

      (iv)   The Group granted a revolving loan facility of HK$50,000,000 to EA Trading, a joint venture of the Group, to support its business operation with a one-year term which is unsecured and bearing interest at 12% per annum. During the year ended 31 December 2024, the Group granted a loan of HK$5,348,000 to EA Trading and the outstanding balance of this loan receivable was HK$309,000 (2023: HK$nil) as at 31 December 2024.

      (v)   The Group granted short-term loans in aggregate of RMB18,020,000 (2023: RMB18,550,000) to 上海奕桂品牌管理有限公司, a joint venture of the Group during the year ended 31 December 2024. The outstanding aggregate balance of these loans are RMB5,160,000 (2023: RMBnil) at 31 December 2024, which are unsecured, bearing interest rate at 4% (2023: 4%) per annum and repayable within 1 year. Full provision for impairment of RMB5,160,000 (2023: RMBnil) was made against the outstanding balance of these loans as this debtor is in financial difficulties based on available information, which was charged to the profit or loss for the year ended 31 December 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

40. RELATED PARTY TRANSACTIONS (Continued)

(b) Outstanding balances with related parties at the reporting period end:

(i) Details of the Group's trading balances of HK$111,000 (2023: HK$nil) and of HK$34,000 (2023: HK$24,000), net of provision of HK$8,099,000 (2023: HK$9,979,000), receivable from the Company's shareholder, Pubang, are included in notes 20 and 23 to the financial statements, respectively.

(ii) Details of the Group's loan to an associate with net balance HK$nil (2023: HK$nil) after net of provision of HK$972,000 (2023: HK$1,940,000) are included in notes 21 and 40(a)(ii) to the financial statements.

(iii) Included in the Group's deposits and other receivables in note 21 were an amount due from joint ventures of HK$786,000 (2023: HK$851,000), which have no fixed terms of repayment and are interest-free and unsecured.

(iv) Included in the Group's other payables and accruals in note 27 were amounts due to directors, Mr. Patrick Lau of HK$306,000 (2023: HK$nil), Mr. Qiu Bin of HK$928,000 (2023: HK$823,000) and Mr. Andross Chan of HK$2,988,000 (2023: HK$1,201,000) which were interest-free, unsecured and repayable on demand.

(c) Compensation of key management personnel of the Group:

	2024 HK$'000	2023 HK$'000
Salaries, allowances and benefits in kind	15,200	8,707
Equity-settled share-based payment expense	525	5,625
Pension scheme contributions	90	212
Total compensation paid to key management personnel	15,815	14,544

Further details of directors' and the chief executive's emoluments are included in note 8 to the financial statements.

41. REMUNERATION OF SENIOR MANAGEMENT

Remuneration of the senior management of the Group is as follows:

	2024 HK$'000	2023 HK$'000
Salaries, allowances and benefits in kind	1,440	3,874
Equity-settled share-based payment expense	–	5,214
Pension scheme contributions	36	149
Total compensation paid to senior management personnel	1,476	9,237

Remunerations of the senior management of the Group are within the following bands:

	Number of employees	
	2024	2023
Nil to HK$1,000,000	–	–
HK$1,000,001 to HK$1,500,000	1	–
HK$1,500,001 to HK$2,000,000	–	–
HK$2,000,001 to HK$2,500,000	–	–
HK$2,500,001 to HK$3,000,000	–	–
HK$3,000,001 to HK$3,500,000	–	–
HK$3,500,001 to HK$4,000,000	–	–
HK$4,000,001 to HK$4,500,000	–	–
HK$4,500,001 to HK$5,000,000	–	2
	1	2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

42. FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows:

Financial assets

As at 31 December 2024

	Financial assets at fair value through profit or loss designated as such upon initial recognition HK$'000	Financial assets at amortised cost HK$'000	Financial assets at fair value through other comprehensive income HK$'000	Total HK$'000
Equity investments at fair value through other comprehensive income	–	–	45	45
Trade and bills receivables	–	182,061	–	182,061
Financial assets included in prepayments, other receivables and other assets	–	15,309	–	15,309
Financial assets at fair value through profit or loss	23	–	–	23
Restricted bank deposits	–	101	–	101
Cash and cash equivalents	–	15,446	–	15,446
	23	212,917	45	212,985

As at 31 December 2023

	Financial assets at fair value through profit or loss designated as such upon initial recognition HK$'000	Financial assets at amortised cost HK$'000	Financial assets at fair value through other comprehensive income HK$'000	Total HK$'000
Equity investments at fair value through other comprehensive income	–	–	34	34
Trade and bills receivables	–	147,991	–	147,991
Financial assets included in prepayments, other receivables and other assets	–	8,535	–	8,535
Financial assets at fair value through profit or loss	23	–	–	23
Cash and cash equivalents	–	27,190	–	27,190
	23	183,716	34	183,773

42. FINANCIAL INSTRUMENTS BY CATEGORY (Continued)

Financial liabilities

As at 31 December 2024

	Financial liabilities at amortised cost HK$'000
Trade payables	51,462
Financial liabilities included in other payables and accruals	103,182
Interest-bearing borrowings	150,944
Promissory note	61,709
Lease liabilities	19,529
Convertible notes	3,798
	390,624

As at 31 December 2023

	Financial liabilities at amortised cost HK$'000
Trade payables	23,190
Financial liabilities included in other payables and accruals	80,547
Interest-bearing borrowings	148,382
Promissory note	61,024
Lease liabilities	19,601
Convertible notes	4,158
	336,902

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

43. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	Carrying amounts		Fair values	
	2024	2023	2024	2023
	HK$'000	HK$'000	HK$'000	HK$'000
Financial assets				
Equity investments designated at fair value through other comprehensive income	45	34	45	34
Financial assets at fair value through profit or loss	23	23	23	23
	68	57	68	57

Management has assessed that the fair values of cash and cash equivalents, trade and bills receivables, trade payables, financial assets included in prepayments, other receivables and other assets, financial liabilities included in other payables and accruals, interest-bearing borrowings other than finance lease payables, approximate to their carrying amounts largely due to the short-term maturities of these instruments.

The Group's finance department headed by the finance manager is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance manager reports directly to the chief financial officer and the audit committee. At each reporting date, the finance department analyses the movements in the values of financial instruments and determines the major inputs applied in the valuation. The valuation is reviewed and approved by the chief financial officer. The valuation process and results are discussed with the audit committee twice a year for interim and annual financial reporting.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

The fair value of interest-bearing borrowings has been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

43. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (Continued)

The fair values of unlisted equity investments designated at fair value through other comprehensive income have been estimated using a market- based valuation technique based on assumptions that are not supported by observable market prices or rates. The valuation requires the directors to determine comparable public companies (peers) based on industry, size, leverage and strategy, and calculates an appropriate price multiple, such as enterprise value to earnings before interest, taxes, depreciation and amortisation ("EV/EBITDA") multiple and price to earnings ("P/E") multiple, for each comparable company identified. The multiple is calculated by dividing the enterprise value of the comparable company by an earnings measure. The trading multiple is then discounted for considerations such as illiquidity and size differences between the comparable companies based on company-specific facts and circumstances. The discounted multiple is applied to the corresponding earnings measure of the unlisted equity investments to measure the fair value.

The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statement of financial position, and the related changes in fair values, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting period.

Below is a summary of significant unobservable inputs to the valuation of unlisted equity investments together with a quantitative sensitivity analysis as at 31 December 2024 and 2023:

	Valuation technique	Significant unobservable input	Range	Sensitivity of fair value to the input
Unlisted equity investments	Valuation multiples	Average P/E multiple of peers	2024: 1.7 – 7.2 (2023: 0.24 – 1.03)	1% increase/ (decrease) in multiple would have no material impact on the fair value
		Discount for lack of marketability	2024: 20% (2023: 20%)	1% increase/ (decrease) in discount would have no material impact on the fair value

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

43. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (Continued)

The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account when pricing the investments.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets measured at fair value:

As at 31 December 2024

| | Fair value measurement using | | | |
	Quoted prices in active markets (Level 1) HK$'000	Significant observable inputs (Level 2) HK$'000	Significant unobservable inputs (Level 3) HK$'000	Total HK$'000
Equity investments designated at fair value through other comprehensive income	–	–	45	45
Financial assets at fair value through profit or loss	23	–	–	23
	23	–	45	68

As at 31 December 2023

| | Fair value measurement using | | | |
	Quoted prices in active markets (Level 1) HK$'000	Significant observable inputs (Level 2) HK$'000	Significant unobservable inputs (Level 3) HK$'000	Total HK$'000
Equity investments designated at fair value through other comprehensive income	–	–	34	34
Financial assets at fair value through profit or loss	23	–	–	23
	23	–	34	57

43. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (Continued)

Fair value hierarchy (Continued)

The movements in fair value measurements within Level 3 during the year are as follows:

	2024 HK$'000	2023 HK$'000
Equity investments at fair value through other comprehensive income		
At 1 January	34	94
Total losses recognised in other comprehensive income	12	(59)
Exchange realignment	(1)	(1)
At 31 December	45	34

44. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments consist mainly of equity investments designated at fair value through other comprehensive income, financial assets at fair value through profit or loss, cash and cash equivalents, dividends payable, lease liabilities, promissory note, contingent liabilities and interest-bearing borrowings. The main purpose of these financial instruments was to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade and bills receivables, other receivables, trade payables and other payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The Group does not have any written risk management policies and guidelines. Generally, the Group introduces conservative strategies on its risk management. The board of directors reviews and agrees policies for managing each of these risks and they are summarised below:

Interest rate risk

Since the interest-bearing borrowings have fixed interest rates, there was no significant interest rate risk as at the end of the reporting period.

Foreign currency risk

The Group has transactional currency exposures. Such exposures arise from financial instruments such as trade and bills receivables and cash and cash equivalents by operating units in currencies other than the units' functional currencies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

44. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Foreign currency risk (Continued)

The following table demonstrates the sensitivity at the end of the reporting period to a reasonably possible change in the RMB or USD exchange rate, with all other variables held constant, of the Group's loss before tax.

2024

	Increase/ (decrease) in RMB and USD rate %	Increase/ (decrease) in loss before tax HK$'000
If Hong Kong dollar weakens against RMB	5	9,073
If Hong Kong dollar strengthens against RMB	(5)	(9,073)
If RMB weakens against the USD	5	–
If RMB strengthens against the USD	(5)	–
If Hong Kong dollar weakens against the USD	5	(6)
If Hong Kong dollar strengthens against the USD	(5)	6

2023

	Increase/ (decrease) in RMB and USD rate %	Increase/ (decrease) in loss before tax HK$'000
If Hong Kong dollar weakens against RMB	5	8,847
If Hong Kong dollar strengthens against RMB	(5)	(8,847)
If RMB weakens against the USD	5	16
If RMB strengthens against the USD	(5)	(16)
If Hong Kong dollar weakens against the USD	5	(95)
If Hong Kong dollar strengthens against the USD	(5)	95

44. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Credit risk

The Group trades only with recognised and creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures.

Maximum exposure and year-end staging

The table below shows the credit quality and the maximum exposure to credit risk based on the Group's credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification at the end of the reporting period. For listed debt investments, the Group also monitors them by using external credit ratings. The amounts presented are net carrying amounts after provision for ECLs for financial assets.

Maximum exposure and year-end staging as at 31 December 2024

| | 12-month ECLs | Lifetime ECLs | | Simplified | Total |
| | Stage 1 | Stage 2 | Stage 3 | approach | |
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Contract assets*	–	–	–	17,115	17,115
Trade receivables*	–	–	–	182,061	182,061
Financial assets included in prepayments, other receivables and other assets					
– Normal**	15,309	–	–	–	15,309
– Doubtful**	–	–	–	–	–
Restricted bank deposits and cash and cash equivalents	15,547	–	–	–	15,547
	30,856	–	–	199,176	230,032

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

44. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Credit risk (Continued)

Maximum exposure and year-end staging (Continued)

Maximum exposure and year-end staging as at 31 December 2023

	12-month ECLs	Lifetime ECLs		Simplified	
	Stage 1	Stage 2	Stage 3	approach	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Contract assets*	–	–	–	29,906	29,906
Trade receivables*	–	–	–	147,991	147,991
Financial assets included in prepayments,					
other receivables and other assets					
– Normal**	8,535	–	–	–	8,535
– Doubtful**	–	–	–	–	–
Cash and cash equivalents	27,190	–	–	–	27,190
	35,725	–	–	177,897	213,622

*   For trade receivables and contract assets to which the Group applies the simplified approach for impairment, information based on the provision matrix is disclosed in notes 20 and 23 to the financial statements, respectively.

** The credit quality of the financial assets included in prepayments, other receivables and other assets is considered to be "normal" when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be "doubtful".

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral. The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer and the industries (mainly Landscape Architecture Design and Graphene Products Business) in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At the end of the reporting period, 10.05% (2023: 1.58%) and 60.11% (2023: 43.45%) of the total trade receivables was due from the Group's largest customer and the five largest customers, respectively.

The Group performs ongoing credit evaluations of its customers' financial conditions. The allowance for doubtful debts is based upon a review of the expected collectability of all trade and bills receivables.

Further quantitative data in respect of the Group's exposure to credit risk arising from trade and bills receivables and other receivables are disclosed in notes 20 and 21 to the financial statements, respectively.

44. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Liquidity risk

The Group monitors its exposure to liquidity risk by monitoring the current ratio, which is calculated by comparing the current assets with the current liabilities.

The tables below summarise the maturity profile of the Group's financial liabilities at the end of each reporting period based on contractual undiscounted payments.

Group

31 December 2024

	On demand HK$'000	Less than 3 months HK$'000	3 to 12 months HK$'000	1 to 5 years HK$'000	Over 5 years HK$'000	Total HK$'000
Trade payables	51,462	–	–	–	–	51,462
Other payables and accruals	103,182	–	–	–	–	103,182
Interest-bearing borrowings	37,313	1,600	92,090	24,829	–	155,832
Promissory note	–	–	1,360	68,826	–	70,186
Lease liabilities	–	1,253	3,189	7,846	7,241	19,529
Convertible notes	3,798	–	–	–	–	3,798
	195,755	2,853	96,639	101,501	7,241	403,989

31 December 2023

	On demand HK$'000	Less than 3 months HK$'000	3 to 12 months HK$'000	1 to 5 years HK$'000	Over 5 years HK$'000	Total HK$'000
Trade payables	23,190	–	–	–	–	23,190
Other payables and accruals	80,547	–	–	–	–	80,547
Interest-bearing borrowings	37,807	1,677	104,945	12,625	–	157,054
Promissory note	–	–	1,426	73,592	–	75,018
Lease liabilities	–	1,501	4,234	8,957	10,405	25,097
Convertible notes	2,248	1,940	–	–	–	4,188
	143,792	5,118	110,605	95,174	10,405	365,094

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

44. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Capital management

The primary objectives of the Group's capital management are to ensure that it maintains a strong credit profile and healthy capital ratios in order to support its business and maximise shareholders' value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2024 and 2023.

The Group monitors capital using a gearing ratio, which is interest-bearing borrowings representing the total debt divided by the total equity.

The gearing ratios as at the end of the reporting periods were as follows:

	2024 HK$'000	2023 HK$'000
Lease liabilities (note 29)	19,529	19,601
Interest-bearing borrowings (note 30)	150,944	148,382
Convertible notes (note 32)	3,798	4,158
Promissory note (note 31)	61,709	61,024
	235,980	233,165
Total equity	280,360	369,638
Gearing ratio	84%	63%

45. STATEMENT OF FINANCIAL POSITION OF THE COMPANY

Information about the statement of financial position of the Company at the end of the reporting period is as follows:

	2024 HK$'000	2023 HK$'000
NON-CURRENT ASSETS		
Investments in subsidiaries	–	3,463
CURRENT ASSETS		
Prepayments, other receivables and other assets	1,226	412
Amounts due from subsidiaries, net	527,648	589,608
Cash and bank balances	504	2,527
Total current assets	529,378	592,547
CURRENT LIABILITIES		
Other payables and accruals	53,617	44,352
Interest-bearing borrowings	110,281	121,583
Amount due to a subsidiary	1,436	1,436
Convertible notes	3,798	4,158
Total current liabilities	169,132	171,529
NET CURRENT ASSETS	360,246	421,018
TOTAL ASSETS LESS CURRENT LIABILITIES	360,246	424,481
NON-CURRENT LIABILITIES		
Interest-bearing borrowings	23,952	12,500
Promissory note	61,709	61,024
Total non-current liabilities	85,661	73,524
NET ASSETS	274,585	350,957
EQUITY		
Share capital – ordinary shares (note 34)	11,738	8,980
– preference shares (note 34)	3,236	3,236
Other reserves (note)	259,611	338,741
TOTAL EQUITY	274,585	350,957

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year ended 31 December 2024

45. STATEMENT OF FINANCIAL POSITION OF THE COMPANY (Continued)

Note:

A summary of the Company's other reserves is as follows:

	Share premium account HK$'000 (note 34)	Share-based payment reserve HK$'000	Conversion rights of convertible notes HK$'000 (note 32)	Warrant reserve HK$'000 (note 32)	Capital reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 31 December 2022 and 1 January 2023	673,303	2,940	13,006	19,943	5,854	(347,594)	367,452
Total comprehensive loss for the year	–	–	–	–	–	(137,547)	(137,547)
Issue of ordinary shares (note 34(c))	41,572	–	–	–	–	–	41,572
Equity-settled share-based transactions (note 34)	–	16,433	–	–	–	–	16,433
Issue of ordinary shares under the share award scheme (note 34(d))	4,508	(4,609)	–	–	–	–	(101)
Issue of ordinary shares upon conversion of convertible notes (note 34(a))	63,055	–	(12,123)	–	–	–	50,932
At 31 December 2023 and 1 January 2024	782,438	14,764	883	19,943	5,854	(485,141)	338,741
Total comprehensive loss for the year	–	–	–	–	–	(108,342)	(108,342)
Issue of ordinary shares (note 34(f))	4,870	–	–	–	–	–	4,870
Issue of ordinary shares under a placing agreement (note 34(g))	10,387	–	–	–	–	–	10,387
Equity-settled share-based transactions (note 34)	–	14,009	–	–	–	–	14,009
Issue of ordinary shares under the share award scheme (note 34(e))	19,513	(19,949)	–	–	–	–	(436)
Issue of ordinary shares upon conversion of convertible notes (note 34(a))	438	–	(56)	–	–	–	382
At 31 December 2024	817,646	8,824	827	19,943	5,854	(593,483)	259,611

The Company's capital reserve represents the difference between the then share of net assets of EIL acquired over the par value of shares issued by the Company in consideration and in exchange for the entire share capital of EIL.

46. EVENTS AFTER THE REPORTING PERIOD

(a) On 24 March 2025, all the resolutions below were duly passed by the shareholders by way of poll at the extraordinary general meeting:

(i) **Share Consolidation**

Every five (5) issued and unissued shares of HK$0.01 each will be consolidated into one (1) consolidated share of HK$0.05 each.

(ii) **Increase in authorised share capital**

The Board proposed to increase the authorised share capital of the Company from HK$30,000,000 divided into 2,000,000,000 share and 1,000,000,000 preference shares to HK$100,000,000 divided into 1,800,000,000 consolidated shares and 1,000,000,000 preference shares.

(iii) **Rights Issue**

Three (3) Rights Shares for every one (1) consolidated share held on record date at the subscription price of HK$0.170 per Rights Share, to raise approximately HK$119.7 million by issuing 704,284,056 Rights Shares to the qualifying shareholders.

For further details, please refer to the Company's announcement dated 24 March 2025 and circular dated 27 January 2025.

(b) On 27 March 2025, the Company as the lender entered into a renewal agreement with EA Trading, the borrower, pursuant to which the lender agreed to renew the existing loan facility to the amount of HK$21 million at the same interest rate of 12% per annum for a period from 1 April 2025 to 31 December 2027.

(c) Subsequent to the reporting period end and on 4 February 2025, the JV has been deregistered.

47. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to current year's presentation.

48. APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorised for issue by the board of directors on 28 March 2025.

FIVE-YEAR FINANCIAL SUMMARY

	Year ended 31 December				
	2024	2023	2022	2021	2020
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Revenue	**187,850**	291,929	341,241	391,035	388,852
Cost of sales	**(119,543)**	(195,108)	(221,279)	(242,690)	(231,834)
Gross profit	**68,307**	96,821	119,962	148,345	157,018
Other income and gains	**9,497**	12,912	33,686	72,478	12,335
Selling and marketing expenses	**(1,789)**	(5,194)	(5,375)	(10,159)	(13,823)
Administrative expenses	**(149,646)**	(173,368)	(155,546)	(187,304)	(156,869)
Impairment on financial and contract assets, net	**(27,729)**	(22,278)	(19,040)	(11,342)	(22,975)
Fair value loss on financial assets at fair value through profit or loss	**–**	(8)	–	–	–
Finance costs	**(17,011)**	(23,748)	(45,409)	(59,710)	(51,565)
Other expenses	**–**	–	–	(1,726)	(26,485)
Share of results of joint ventures	**–**	–	–	–	(114)
Share of results of associates	**(797)**	582	(249)	(356)	(419)
Loss before tax	**(119,168)**	(114,281)	(71,971)	(49,774)	(102,897)
Income tax credit/(expense)	**7,783**	2,080	2,321	(1,253)	6,905
Loss for the year	**(111,385)**	(112,201)	(69,650)	(51,027)	(95,992)
Attributable to:					
Owners of the Company	**(111,435)**	(113,168)	(69,663)	(53,546)	(91,696)
Non-controlling interests	**50**	967	13	2,519	(4,296)
Other comprehensive income	**(9,863)**	(8,726)	(59,923)	20,854	42,693
Total comprehensive loss for the year	**(121,248)**	(120,927)	(129,573)	(30,173)	(53,299)
Attributable to:					
Owners of the Company	**(121,298)**	(121,878)	(129,741)	(33,088)	(49,174)
Non-controlling interests	**50**	951	168	2,915	(4,125)
ASSETS AND LIABILITIES					
Non-current assets	**546,951**	600,844	659,557	790,417	841,733
Current assets	**262,397**	246,499	235,119	306,488	262,506
Total assets	**809,348**	847,343	894,676	1,096,905	1,104,239
Non-current liabilities	**161,975**	157,537	236,640	532,028	618,769
Current liabilities	**367,013**	320,168	288,194	373,865	316,940
Total liabilities	**528,988**	477,705	524,834	905,893	935,709
Net assets	**280,360**	369,638	369,842	191,012	168,530
Total equity attributable to owners of the Company	**280,359**	369,687	380,584	197,306	171,517

Graphex Group Limited

11/F COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong
www.graphexgroup.com

Tel : 852 - 2559 9438   Fax : 852 - 2559 9841
email : info@graphexgroup.com